2025

Annual
Report



Company Snapshot

$1.4 BILLION
FY 2025 REVENUE

Geographic Revenue



- Asia Pacific 15%
- US 56%
- EMEA 20%
- Americas Ex-US 9%
- **44% International Revenue**



Employees Globally
3,900

Product Revenue



- Orthopedic Surgery 42%
- General Surgery 58%

General Surgery
Products used in the areas of advanced surgical and advanced endoscopic technologies.

Orthopedic Surgery
Surgical devices including capital, single-use, and implants used in the repair of soft tissue and joint injuries.

Revenue ($ in Thousands)



Adjusted Diluted Net Earnings per Share*



*Adjusted diluted net earnings per share is a non-GAAP measure. Refer to the "GAAP to Non-GAAP Reconciliations" section for the most directly comparable GAAP measure, GAAP diluted net earnings (loss) per share.

CONMED 2025
Annual Report

Letter to Stockholders



Patrick J. Beyer
President & CEO



LaVerne H. Council
Chair of the Board

Dear Fellow Stockholders of CONMED Corporation:

Throughout 2025, our global CONMED team executed with discipline—serving our customers and their patients while advancing our strategic priorities and strengthening the core of our business. We emerged from 2025 better positioned to realize the full value of our portfolio, with a focused investment in markets where we have the greatest opportunity to lead and grow: minimally invasive surgery, smoke evacuation, and orthopedic soft tissue repair.

Our diversified portfolio delivered $1.375 billion in revenue in 2025, representing growth of 5.2% as reported and 5.1% in constant currency*. Sales of our Orthopedics product line increased 5.5% for the full year on a constant currency basis. Sales of our General Surgery product line increased 4.7% for the full year on a constant currency basis, supported by continued momentum in our differentiated platforms, particularly AirSeal® and Buffalo Filter®.

Our adjusted gross margin* for 2025 increased by 10 basis points to 56.4% supported by growth in our higher margin product platforms, which created a meaningful mix tailwind that helped to offset incremental costs from tariffs. Adjusted diluted net earnings* per share increased 10.1% to $4.59. We generated $171 million of operating cash flow for 2025, enabling strategic reinvestment and increased financial flexibility.

Looking Forward

As we enter 2026, our focus remains clear: executing with discipline, leaning into our highest growth and highest margin platforms, and continuing to build a more resilient and scalable operating foundation.

> "As we begin 2026, we are building on the operational and strategic progress made throughout 2025. Our teams have entered the new year with passion and clear alignment around the platforms where we are best positioned to lead. I am confident that the foundation we strengthened last year equips us to deliver consistent performance, expand our presence in high growth markets, and create meaningful long-term value for our stockholders in 2026 and beyond."
> — Pat Beyer, President and Chief Executive Officer

Strengthening Operations and Supply Chain

In 2025, we drove significant improvement of our supply reliability in Sports Medicine products. Through focused actions, including adding operational leadership, engaging a top-tier consulting partner, and investing in planning and production, we reduced the value of backorders and the number of SKUs on backorder to a three-year low, with continued improvement in early 2026.

We are not yet at our goal of operating a world-class supply chain, but our momentum is tangible. Our near-term objective is to stabilize and scale, and our longer-term objective is to build a high-performance and data-driven supply chain capable of supporting sustained innovation and above-market growth.

Portfolio Optimization

Following a comprehensive portfolio review, in December we announced our intent to exit our gastroenterology product line. This strategic exit will allow us to fully align our operations and resources on our highest conviction growth drivers.

Growth Platforms

AirSeal® insufflation was used in approximately 1.6 million procedures in 2025, reflecting its established role in complex cases in both robotic and laparoscopic surgery. We are seeing stable attachment rates across robotic procedures, and AirSeal® insufflation is well positioned to benefit from expansion of the robotics market outside the United States and into lower cost settings. In the United States, AirSeal® products are utilized in 6% to 7% of the more than 3 million annual laparoscopic procedures, representing substantial opportunity. We expect high single-digit to low double-digit growth for the AirSeal® insufflation platform over the mid-to-long term, consistent with the growth we delivered in 2025.

Smoke Evacuation remains one of our most compelling opportunities. Surgical smoke evacuation is emerging as a high-growth category with a total addressable market exceeding $1 billion, supported by legislation and increasing global awareness of the dangers of toxic smoke in the operating room. Currently, 20 U.S. states, covering approximately 51% of the population, have smoke-free operating room laws. PlumeSafe® X5™ smoke management system, launched in the first half of 2025, provides enhanced performance and strengthens our product offering.

BioBrace® implants are now used in over 70 surgical procedures and continues to be a cornerstone of our Sports Medicine strategy. Our BioBrace®RC delivery system, which launched in 2025, is driving expanded surgeon adoption. Clinically, our BioBrace® platform is backed by a growing body of evidence. Our 268-patient randomized controlled trial for rotator cuff remains on track to complete enrollment in 2026, with publication expected in 2027. The 2025 American Academy of Orthopedic Surgeons (AAOS) guidelines recommending augmentation in rotator cuff repair also provide additional validation for this platform.

Capital Allocation

During 2025, we achieved our target leverage ratio earlier than anticipated, supported by strong cash generation. Effective October 31, 2025, our Board suspended the dividend and authorized a $150 million share repurchase program, allowing us to be opportunistic and flexible while continuing to invest in innovation and growth.

Our People

Our dedicated global team continues to embody CONMED's Pillars of Excellence:

- **WE DO** things the right way;
- **WE MAKE** and keep commitments;
- **WE OPERATE** with urgency;
- **WE BELIEVE** in the Power of Engaged Talent; and
- **WE DELIVER** exceptional results.

Our management team and Board of Directors are committed to creating an engaging working environment, and we were pleased to once again receive high marks from our employees in the 2025 employee engagement survey, in which 99% of our employees voluntarily participated.

CFO Transition

In January 2026, we announced that Todd Garner would step down as Chief Financial Officer effective March 15, 2026, after eight years of service. Todd has been instrumental in strengthening CONMED's financial foundation and advancing strategic initiatives that position the Company for scalable, long-term growth. He will remain with the Company in an advisory capacity through November 2, 2026, ensuring a smooth transition. A comprehensive search process is underway with support from a leading executive search firm.

Board of Directors

In February 2025, we welcomed Mark Kaye to CONMED's Board of Directors. Mark brings deep financial expertise and strong credentials in corporate governance, risk management, and strategic planning.

In May 2025, LaVerne Council was appointed Independent Chair of the Board, succeeding Martha Goldberg Aronson. LaVerne brings significant global operations and information technology leadership experience, and she has been an invaluable contributor to the Board. Her appointment reflects CONMED's commitment to thoughtful Board refreshment and continued governance strength.

In July 2025, Martha Goldberg Aronson stepped down from the Board following her appointment as President and Chief Executive Officer of Merit Medical Systems, Inc. We are deeply grateful for Martha's years of dedicated service, including her tenure as Chair of the Board, during which she provided strategic insight and steady leadership that helped shape CONMED's direction.

In September 2025, Kim Kelderman joined the Board of Directors. Kim brings extensive global leadership experience across the life sciences sector and a proven track record in innovation, strategy, and operational execution. His expertise will be a valuable addition to the Board as we pursue CONMED's long-term vision.

Together, these changes reflect CONMED's ongoing commitment to maintaining a highly experienced, strategically focused Board that supports our long-term growth, governance excellence, and mission to empower healthcare providers worldwide.

> "Entering 2026, the Board is encouraged by the disciplined execution and strategic clarity demonstrated throughout 2025. We remain focused on strong governance, thoughtful stewardship, and ensuring that CONMED is positioned for sustained success. I look forward to continuing our partnership with Pat and the executive team as CONMED advances its long-term strategy, strengthens its leadership in key markets, and delivers value for patients, customers, employees, and stockholders in the year ahead."
>
> — LaVerne Council, Chair of the Board

Closing

Thank you for your continued confidence in CONMED. We remain committed to executing our long-term strategy: empowering healthcare providers to deliver exceptional outcomes for patients, delivering favorable returns to our stockholders, creating an engaging workplace environment for our employees, and enabling the long-term success of the business.

Sincerely,

Patrick J. Beyer
President and Chief Executive Officer

LaVerne Council
Chair of the Board

*Constant currency net sales growth, adjusted gross margin and adjusted diluted net earnings per share are non-GAAP financial measures. Refer to the "GAAP to Non-GAAP Reconciliations" on page 7 within this Annual Report for reconciliations to the most directly comparable GAAP financial measures, reported net sales, gross margin and diluted net earnings per share.

Board of Directors



LaVerne H. Council

Chair of the Board

Chief Executive Officer,
Emerald One, LLC



Patrick J. Beyer

Director, President &
Chief Executive Officer



David Bronson

Director

Retired Executive VP &
Chief Financial Officer,
PSS World Medical, Inc.



Brian P. Concannon

Director

Retired President & CEO,
Haemonetics Corporation



Charles M. Farkas

Director

Retired Advisory Partner,
Bain & Company Inc.



Mark Kaye

Director

Executive VP & Chief Financial
Officer & President of Carelon,
Elevance Health, Inc.



Kim Kelderman

Director

President & Chief Executive
Officer, Bio-Techne Corporation



Barbara J. Schwarzentraub

Director

Retired Director & Divisional Chief
Financial Officer for Global Information
Services Division, Caterpillar, Inc.

Leadership Team



Patrick J. Beyer*
President & Chief Executive Officer



John Ferrell*
EVP, Human Resources



Richard Glaze*
Chief Information Officer



Josep Llorens
EVP Global Supply Chain Management & Operations



Andrew Moller*
Interim Principal Financial Officer VP, Corporate Controller



Keith Seaton
VP, Compliance



Peter K. Shagory*
EVP, Strategy & Corporate Development



Luke Buza
VP & General Manager, U.S. Foot & Ankle



Hollie Foust*
EVP, General Counsel & Corporate Secretary



Brent Lalomia*
EVP, Regulatory Affairs, Quality Assurance, Clinical Affairs, Commercial Operations, & IT



Nate Miersma
VP & General Manager, U.S. Orthopedics



Johonna Pelletier*
Treasurer & VP, Tax



Matthew Schabacker*
Vice President & General Manager, U.S. Advanced Surgical

*Executive Officers

Additional Information

CORPORATE OFFICE

CONMED Corporation
11311 Concept Blvd.
Largo, FL 33773
Phone: +1 (727) 392-6464

CUSTOMER SERVICE

1-866-4CONMED
customerexperience@conmed.com
www.CONMED.com

ETHICS POLICY

Ethics policy available at www.CONMED.com

STOCK

CONMED Corporation's stock is traded
on the New York Stock Exchange with
the symbol: CNMD

STOCKHOLDER INFO

Investor Relations Department
CONMED Corporation
Attn: Dalton Henry, Investor Relations Analyst
11311 Concept Blvd.
Largo, FL 33773
ir@conmed.com

Transfer Agent/Registrar
Computershare Investor
Services
P.O. Box 43006
Providence, RI 02940-3006
1-800-368-5948
www.computershare.com/investor

GAAP to Non-GAAP Reconciliations*

Reconciliations of Reported Net Income (Loss) to Adjusted Net Earnings
(in thousands, except per share amounts, unaudited)

Year Ended December 31, 2025

	Gross Profit	Selling & Administrative Expense	Research & Development Expense	Operating Income	Interest Expense	Other Expense	Tax Expense	Effective Tax Rate	Net Income	Basic EPS	Adjustments	Diluted EPS
As reported	$ 750,475	$ 591,969	$ 55,884	$ 102,622	$ 31,087	$ 418	$ 24,062	33.8%	$ 47,055		$ -	$ 47,055
% of sales	54.6%	43.1%	4.1%	7.5%								
EPS										$ 1.52		$ 1.51
Shares										31,036	113	31,149
Operational optimization costs	12,450	(12,926)	-	25,376	-	-	4,112		21,264			
Product rationalization costs	22,249	(2,234)	-	24,483	-	-	4,940		19,543			
Contingent consideration fair value adjustments	-	(22,951)	-	22,951	-	-	1,324		21,627			
Executive transition costs	-	(12,165)	-	12,165	-	-	2,812		9,353			
EU medical device regulations	-	-	(785)	785	-	-	11		774			
Debt refinancing costs	-	-	-	-	-	(418)	47		371			
Legal matters	-	(2,609)	-	2,609	-	-	454		2,155			
Gain on sale of product line	-	354	-	(354)	-	-	(82)		(272)			
Termination of distribution agreement	(9,866)	-	-	(9,866)	-	-	(141)		(9,725)			
	$ 775,308	$ 539,438	$ 55,099	$ 180,771	$ 31,087	$ -	$ 37,539		$ 112,145			
Adjusted gross profit %	56.4%											
Amortization	$ 6,000	(29,188)	-	35,188	(5,646)	-	9,898		30,936			
As adjusted		$ 510,250	$ 55,099	$ 215,959	$ 25,441	$ -	$ 47,437	24.9%	$ 143,081		$ -	$ 143,081
% of sales		37.1%	4.0%	15.7%								
Adjusted diluted EPS												$ 4.59
Shares										31,036	113	31,149
Convertible note hedges												-
Adjusted diluted shares												31,149

Year Ended December 31, 2024

	Gross Profit	Selling & Administrative Expense	Research & Development Expense	Operating Income	Interest Expense	Other Expense	Tax Expense	Effective Tax Rate	Net Income	Basic EPS	Adjustments	Diluted EPS
As reported	$ 733,032	$ 478,280	$ 54,426	$ 200,326	$ 37,297	$ -	$ 30,606	18.8%	$ 132,423		$ -	$ 132,423
% of sales	56.1%	36.6%	4.2%	15.3%								
EPS										$ 4.29		$ 4.25
Shares										30,846	304	31,150
Legal matters	-	(5,097)	-	5,097	-	-	806		4,291			
Restructuring and related costs	235	(1,539)	-	1,774	-	-	255		1,519			
Product rationalization costs	1,414	-	-	1,414	-	-	203		1,211			
Hurricane impact	955	-	-	955	-	-	829		126			
Lease impairment	-	(606)	-	606	-	-	526		80			
Termination of distributor agreement	-	970	-	(970)	-	-	(139)		(831)			
Contingent consideration fair value adjustments	-	41,048	-	(41,048)	-	-	(1,591)		(39,457)			
	$ 735,636	$ 513,056	$ 54,426	$ 168,154	$ 37,297	$ -	$ 31,495		$ 99,362			
Adjusted gross profit %	56.3%											
Amortization	$ 6,000	(28,629)	-	34,629	(5,700)	-	9,775		30,554			
As adjusted		$ 484,427	$ 54,426	$ 202,783	$ 31,597	$ -	$ 41,270	24.1%	$ 129,916		$ -	$ 129,916
% of sales		37.1%	4.2%	15.5%								
Adjusted diluted EPS												$ 4.17
Shares										30,846	304	31,150
Convertible note hedges												-
Adjusted diluted shares												31,150

Year Ended December 31, 2023

	Gross Profit	Selling & Administrative Expense	Research & Development Expense	Operating Income	Interest Expense	Other Expense	Tax Expense	Effective Tax Rate	Net Income	Basic EPS	Adjustments	Diluted EPS
As reported	$ 676,245	$ 503,040	$ 52,602	$ 120,603	$ 39,775	$ -	$ 16,369	20.3%	$ 64,459		$ -	$ 64,459
% of sales	54.3%	40.4%	4.2%	9.7%								
EPS										$ 2.10		$ 2.04
Shares										30,668	880	31,548
Acquisition and integration costs	8,617	(752)	-	9,369	-	-	1,207		8,162			
Termination of distributor agreements	-	(2,098)	-	2,098	-	-	417		1,681			
Restructuring and related costs	2,035	(1,578)	-	3,613	-	-	930		2,683			
Software implementation costs	-	(6,056)	-	6,056	-	-	1,453		4,603			
Contingent consideration fair value adjustments	-	2,421	-	(2,421)	-	-	2,037		(4,458)			
	$ 686,897	$ 494,977	$ 52,602	$ 139,318	$ 39,775	$ -	$ 22,413		$ 77,130			
Adjusted gross profit %	55.2%											
Amortization	$ 6,000	(29,068)	-	35,068	(6,058)	-	9,969		31,157			
As adjusted		$ 465,909	$ 52,602	$ 174,386	$ 33,717	$ -	$ 32,382	23.0%	$ 108,287		$ -	$ 108,287
% of sales		37.4%	4.2%	14.0%								
Adjusted diluted EPS												$ 3.45
Shares										30,668	880	31,548
Convertible note hedges												(142)
Adjusted diluted shares												31,406

Year Ended December 31, 2022

	Gross Profit	Selling & Administrative Expense	Research & Development Expense	Operating Income	Interest Expense	Other Expense	Tax Expense / (Benefit)	Effective Tax Rate	Net Income (Loss)	Basic EPS	Adjustments	Diluted EPS
As reported	$ 571,245	$ 454,039	$ 47,152	$ 70,054	$ 28,905	$ 112,011	$ 9,720	-13.7%	$ (80,582)		$ -	$ (80,582)
% of sales	54.6%	43.4%	4.5%	6.7%								
EPS										$ (2.68)		$ (2.68)
Shares										30,040	-	30,040
Acquisition and integration costs	4,540	(10,063)	-	14,603	-	-	46,965		(32,362)			
Legal matters	-	(775)	-	775	-	-	(462)		1,237			
Restructuring and related costs	1,955	(786)	-	2,741	-	-	6,029		(3,288)			
Software implementation costs	-	(6,769)	-	6,769	-	-	14,889		(8,120)			
Contingent consideration fair value adjustments	-	(2,518)	-	2,518	-	-	5,538		(3,020)			
Convertible notes premium on extinguishment	-	-	-	-	-	(103,125)	(61,521)		164,646			
Change in fair value of convertible notes hedges upon settlement	-	-	-	-	-	(5,460)	(3,257)		8,717			
Loss on early extinguishment of debt	-	-	-	-	-	(3,426)	(2,044)		5,470			
	$ 577,740	$ 433,128	$ 47,152	$ 97,460	$ 28,905	$ -	$ 15,857		$ 52,698			
Adjusted gross profit %	55.3%											
Amortization	$ 6,000	(27,791)	-	33,791	(4,910)	-	9,381		29,320			
As adjusted		$ 405,337	$ 47,152	$ 131,251	$ 23,995	$ -	$ 25,238	23.5%	$ 82,018		$ 2,978	$ 84,996
% of sales		38.8%	4.5%	12.6%								
Adjusted diluted EPS												$ 2.65
Shares										30,040	2,656	32,696
Convertible note hedges												(578)
Adjusted diluted shares												32,118

Year Ended December 31, 2021

	Gross Profit	Selling & Administrative Expense	Research & Development Expense	Operating Income	Interest Expense	Other Expense	Tax Expense	Effective Tax Rate	Net Income	Basic EPS	Adjustments	Diluted EPS
As reported	$ 568,036	$ 414,754	$ 43,565	$ 109,717	$ 35,485	$ 1,127	$ 10,563	14.4%	$ 62,542		$ -	$ 62,542
% of sales	56.2%	41.0%	4.3%	10.9%								
EPS										$ 2.14		$ 1.94
Shares										29,162	3,054	32,216
Restructuring and related costs	-	(414)	-	414	-	-	109		305			
Loss on early extinguishment of debt	-	-	-	-	-	(1,127)	281		846			
	$ 568,036	$ 414,340	$ 43,565	$ 110,131	$ 35,485	$ -	$ 10,953		$ 63,693			
Adjusted gross profit %	56.2%											
Amortization	$ 6,000	(27,133)	-	33,133	(13,943)	-	11,394		35,682			
As adjusted		$ 387,207	$ 43,565	$ 143,264	$ 21,542	$ -	$ 22,347	18.4%	$ 99,375		$ -	$ 99,375
% of sales		38.3%	4.3%	14.2%								
Adjusted diluted EPS												$ 3.21
Shares										29,162	3,054	32,216
Convertible note hedges												(1,273)
Adjusted diluted shares												30,943

Sales Summary
(in millions, unaudited)

	2025	2024	As Reported	Impact of Foreign Currency	Constant Currency
			% Change from 2024 to 2025		
Orthopedic surgery	$ 574.6	$ 544.0	5.6%	-0.1%	5.5%
General surgery	800.1	763.0	4.9%	-0.2%	4.7%
Net sales	$ 1,374.7	$ 1,307.0	5.2%	-0.1%	5.1%

*Refer to our 2025 Annual Report on Form 10-K, included herein, as well as our Form 8-K filings with the SEC on January 28, 2026, February 5, 2025, January 31, 2024, February 2, 2023, and January 26, 2022, for additional information regarding our non-GAAP measures.

United States
Securities and Exchange Commission
Washington, D.C. 20549

Form 10-K

☒ **Annual Report Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934**

or

☐ **Transition Report Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934**

For the fiscal year ended: December 31, 2025   Commission file number: 001-39218

CONMED CORPORATION

(Exact name of registrant as specified in its charter)

Delaware	**16-0977505**
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)
11311 Concept Boulevard **Largo, Florida**	**33773**
(Address of principal executive offices)	(Zip Code)

(727) 392-6464
(Registrant's telephone number, including area code)

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol	Name of each exchange on which registered
Common Stock, $0.01 par value	CNMD	NYSE

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.
Yes ☒   No ☐

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act.
Yes ☐   No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒   No ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files). Yes ☒   No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company, or an emerging growth company. See the definitions of "large accelerated filer", "accelerated filer", "smaller reporting company", and "emerging growth company" in Rule 12b-2 of the Exchange Act.
Large accelerated filer ☒   Accelerated filer ☐   Non-accelerated filer ☐   Smaller reporting company ☐   Emerging growth company ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management's assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☒

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant's executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Act). Yes ☐   No ☒

As of June 30, 2025, the last business day of the registrant's most recently completed second fiscal quarter, the aggregate market value of the shares of voting common stock held by non-affiliates of the registrant was approximately $1.2 billion based upon the closing price of the Company's common stock on the NYSE Stock Market.

The number of shares of the registrant's $0.01 par value common stock outstanding as of February 11, 2026 was 30,833,536.

DOCUMENTS INCORPORATED BY REFERENCE:

Portions of the registrant's definitive Proxy Statement for the 2026 Annual Meeting of Shareholders are incorporated by reference into Part III of this report.

CONMED CORPORATION
ANNUAL REPORT ON FORM 10-K
FOR YEAR ENDED DECEMBER 31, 2025
TABLE OF CONTENTS

CONMED CORPORATION

Item 1. Business

Forward Looking Statements

This Annual Report on Form 10-K for the fiscal year ended December 31, 2025 ("Form 10-K") contains certain forward-looking statements (as such term is defined in the Private Securities Litigation Reform Act of 1995) and information relating to CONMED Corporation ("CONMED", the "Company", "we" or "us" — references to "CONMED", the "Company", "we" or "us" shall be deemed to include our direct and indirect subsidiaries unless the context otherwise requires) which are based on the beliefs of our management, as well as assumptions made by and information currently available to our management.

When used in this Form 10-K, the words "estimate", "project", "believe", "anticipate", "intend", "expect" and similar expressions are intended to identify forward-looking statements. These statements involve known and unknown risks, uncertainties and other factors, including those identified under the caption "Item 1A-Risk Factors" and elsewhere in this Form 10-K which may cause our actual results, performance or achievements, or industry results, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such factors include, among others, the following:

- general economic and business conditions, including, without limitation, a potential economic downturn, supply chain challenges and constraints, including the availability and cost of materials, the effects of inflation, and increased interest rates;
- compliance with and changes in laws and regulatory requirements;
- the failure of any enterprise-wide software programs or information technology systems, or potential disruption associated with updating or implementing new software programs or information technology systems;
- the risk of an information security breach, including a cybersecurity breach;
- the possibility that United States or foreign regulatory and/or administrative agencies may initiate enforcement actions against us or our distributors;
- the introduction and acceptance of new products;
- the ability to advance our product lines, including challenges and uncertainties inherent in product research and development, and the uncertain impact, outcome and cost of ongoing and future clinical trials and market studies;
- competition;
- changes in customer preferences;
- changes in technology;
- cyclical customer purchasing patterns due to budgetary, staffing and other constraints;
- environmental compliance risks, including lack of availability of sterilization with Ethylene Oxide ("EtO") or other compliance costs associated with the use of EtO;
- natural or man-made disasters or other public health crises;
- the quality of our management and business abilities and the judgment of our personnel, as well as our ability to attract, motivate, and retain employees at all levels of the Company;
- the availability, terms and deployment of capital;
- current and future levels of indebtedness and capital spending;
- changes in foreign exchange and interest rates;
- the ability to evaluate, finance and integrate acquired businesses, products and companies;
- changes in business strategy;
- the impact of divestitures of products or product portfolios;
- the risk of a lack of allograft tissues due to reduced donations of such tissues or due to tissues not meeting the appropriate high standards for screening and/or processing of such tissues;
- the ability to defend and enforce intellectual property, including the risks related to theft or compromise of intellectual property in connection with our international operations;
- the risk of patent, product and other litigation as well as the cost associated with such litigation;
- trade protection measures, tariffs and other border taxes, and import or export licensing requirements;
- weather related events which may disrupt our operations; and
- various other factors referenced in this Form 10-K.

See "Item 7-Management's Discussion and Analysis of Financial Condition and Results of Operations", "Item 1-Business" and "Item 1A-Risk Factors" for a further discussion of these factors. You are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date hereof. We do not undertake any obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date of this Form 10-K or to reflect the occurrence of unanticipated events.

General

CONMED Corporation was incorporated under the laws of the State of New York in 1970 and became a Delaware corporation in May 2020. CONMED is a medical technology company that provides devices and equipment for surgical procedures. The Company's products are used by surgeons and other healthcare professionals in a variety of specialties including orthopedics, general surgery, gynecology, thoracic surgery and gastroenterology. The Company's 3,900 employees distribute its products worldwide from three primary manufacturing locations. Our headquarters are located in Largo, Florida.

We have historically used strategic business acquisitions, internal product development and distribution relationships to diversify our product offerings, increase our market share in certain product lines, realize economies of scale and take advantage of growth opportunities in the healthcare field.

We are committed to offering products with the highest standards of quality, technological excellence and customer service. Substantially all of our facilities have attained certification under the International Organization for Standardization ("ISO") international quality standards and other domestic and international quality accreditations.

Our annual report on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K and amendments to those reports are accessible free of charge through the Investor Relations section of our website (http://www.conmed.com) as soon as practicable after such materials have been electronically filed with, or furnished to, the United States Securities and Exchange Commission (the "SEC"). In addition, the SEC maintains an Internet site (http:/www.sec.gov) containing reports, proxy and information statements and other information regarding issuers that file with the SEC.

Business Strategy

CONMED's vision is to empower healthcare providers worldwide to deliver exceptional outcomes for patients through the following initiatives:

- **Introduction of New Products and Product Enhancements.** We pursue organic growth through developing new products and enhancing existing products. We seek to develop new technologies which improve the durability, performance and usability of existing products. In addition to our internal research and development efforts, we receive new ideas for products and technologies, particularly in procedure-specific areas, from surgeons, inventors and other healthcare professionals.

- **Leveraging growth drivers.** We also pursue organic growth by focusing on our differentiated products. These products allow us to reach more surgeons and physicians and in turn also introduce other products in our portfolios.

- **Conduct Product Portfolio Review and Optimization.** We continuously review our product portfolio. We pursue strategic acquisitions, distribution and similar arrangements in existing and new growth markets to achieve increased operating efficiencies, geographic diversification and market penetration. Targeted companies have historically included those with proven technologies and established brand names which provide potential sales, marketing and manufacturing synergies. During our assessment, we may also identify products that no longer align with our strategy and therefore may discontinue or divest such products to focus on portfolio optimization, reallocate capital to grow meaningful innovation, and expand margins.

- **Realize Manufacturing and Operating Efficiencies.** We continually review our production systems for opportunities to reduce operating costs, consolidate product lines or process flows, reduce inventory and optimize existing processes.

- **Geographic Diversification.** We believe that significant growth opportunities exist for our surgical products outside the United States. Principal international markets for our products include Europe, Latin America, Canada and the Asia/Pacific Rim.

- **Active Participation in the Medical Community.** We believe that working relationships with physicians and others in the medical industry enable us to gain an understanding of trends and emerging opportunities. Active participation allows us to quickly respond to the changing needs of physicians and patients. In addition, we are an active sponsor of medical education both in the United States and internationally, offering training on new and innovative surgical techniques as well as other medical education programs on the use of our products.

Products

The following table sets forth the percentage of net sales for each of our product lines during each of the three years ended December 31:

	Year Ended December 31,		
	2025	**2024**	**2023**
Orthopedic surgery	42 %	42 %	43 %
General surgery	58	58	57
Consolidated net sales	100 %	100 %	100 %
Net sales (in thousands)	$ 1,374,724	$ 1,307,015	$ 1,244,744

Orthopedic Surgery

We design, manufacture and globally distribute products which enable orthopedic surgeons to surgically address sports medicine injuries in the knee, hip, shoulder and lower extremities. In these procedures, we offer products such as BioBrace®, TruShot® with Y-Knot® All-In-One Soft Tissue Fixation System, Y-Knot® All-Suture Anchors, and Argo™ Knotless Suture Anchors which provide unique clinical solutions to orthopedic surgeons for the augmentation and repair of soft tissue injuries. In addition to implants, we offer supporting products that enable surgeons to perform minimally invasive sports medicine surgeries. These products include powered resection instruments as well as fluid management and visualization systems and the related single-use products which are marketed under a number of brands, including CONMED Linvatec®, Concept® and Shutt®. Our product offering for the extremity market includes a portfolio of arthroplasty, biologic, fracture and fixation systems for foot and ankle surgery with products such as the CoLink® plating system. We compete with Smith & Nephew, plc; Arthrex, Inc.; Stryker Corporation; Johnson & Johnson: DePuy Mitek, Inc.; Zimmer Biomet, Inc.; Globus Medical, Inc.; and Treace Medical Concepts, Inc.

We also provide our customers with a comprehensive line of battery-powered, autoclavable, large and small bone power tool systems for use in orthopedic, arthroscopic, oral/maxillofacial, podiatric, spinal and cardiothoracic surgeries. These products are marketed under the Hall® surgical brand name, a pioneer in power surgical tools in the United States. In powered instruments, our competition includes Stryker Corporation; Medtronic plc; Johnson & Johnson: DePuy Synthes, Inc.; and Zimmer Biomet, Inc.

In 2025, approximately 78% of orthopedic surgery revenue came from single-use products that are expected to be recurring.

General Surgery

Our general surgery product line offers a large range of products in the areas of advanced surgical and advanced endoscopic technologies.

Our advanced surgical product offering includes the leading clinical insufflation system (AirSeal®). AirSeal® includes the proprietary valveless access ports that deliver significant benefits to traditional minimally invasive surgery and robotic surgical procedures. The Buffalo Filter, LLC acquisition complemented the CONMED portfolio of smoke removal devices, which provides the Company with the broadest portfolio of single-use and capital smoke evacuation products available in the medical device market today. In addition to AirSeal® and the Buffalo Filter® products, the Company manufactures and sells an extensive energy line and a broad offering of endomechanical products. The electrosurgical offering consists of monopolar and bipolar generators, argon beam coagulation generators, handpieces, smoke management systems and other accessories. Our endomechanical products offer a full line of instruments, including the Anchor[1] line of tissue retrieval bags, trocars, suction irrigation devices, graspers, scissors and dissectors, used in minimally invasive surgery. Our competition includes Medtronic plc; Johnson & Johnson: Ethicon Endo-Surgery, Inc.; Stryker Endoscopy; Olympus Corporation; ERBE Elektromedizin GmbH; and Applied Medical Resources Corporation.

Our advanced endoscopic technologies offering includes a comprehensive line of therapeutic and diagnostic products used in gastroenterology procedures which utilize flexible endoscopes, as well as patient monitoring products. In addition to

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[1] Anchor is a trademark of the Anchor Products Company, Addison, Illinois.

these offerings, we offer a unique energy platform specifically designed for gastroenterology and pulmonology procedures. Devices include products for dilation, hemostasis, biliary, stricture management, infection prevention and patient monitoring. Patient monitoring includes ECG electrodes, EEG electrodes and cardiac defibrillation pads. Our competition includes Boston Scientific Corporation - Endoscopy; Cook Medical, Inc.; Merit Medical Endotek; Olympus Corporation; STERIS Corporation - U.S. Endoscopy; Cantel Medical- Medivators, Inc.; Cardinal Health Inc.; and 3M Company.

Under the terms of our Distribution Agreement with W. L. Gore & Associates, Inc. ("Gore®"), CONMED had exclusive distribution rights to the Gore® VIABIL® Biliary Endoprosthesis for endoscopic placement ("VIABIL® device") in the United States and Canada ("Distribution Agreement") through December 31, 2026. Following a strategic review, the Company elected to accelerate this timeline, concluding the agreement effective January 1, 2026. In addition, we intend to exit the remaining gastroenterology product line. Refer to the Business Environment section of Management's Discussion and Analysis of Financial Condition and Results of Operations for further information.

In 2025, approximately 92% of general surgery revenue came from single-use products that are expected to be recurring.

International

Expanding our international presence is an important component of our long-term growth plan. Our products are sold in over 100 countries. International sales efforts are coordinated through local country dealers (including sub-distributors or sales agents) or through direct in-country sales. We distribute our products through sales subsidiaries and branches with offices located in Australia, Austria, Belgium, Brazil, Canada, China, Denmark, Finland, France, Germany, Italy, Japan, Korea, the Netherlands, Poland, Spain, Sweden and the United Kingdom. In these countries, our sales are denominated in the local currency and amounted to approximately 32% of our consolidated net sales in 2025. In the remaining countries where our products are sold through independent distributors, sales are denominated in United States dollars.

Competition

We compete in orthopedic and general surgery medical device markets across the world. Our competitors range from large manufacturers with multiple business units to smaller manufacturers with limited product offerings. We believe we have appropriate product offerings and adequate market share to compete effectively in these markets. The global markets are constantly changing due to technological advances. We seek to closely align our research and development with our key business objectives, namely developing and improving products and processes, applying innovative technology to the manufacture of products for new global markets and reducing the cost of producing core products.

The breadth of our product lines in our key product areas enables us to meet a wide range of customer requirements and preferences. This has enhanced our ability to market our products to surgeons, hospitals, surgery centers, group purchasing organizations ("GPOs"), integrated delivery networks ("IDNs") and other customers, particularly as institutions seek to reduce costs and minimize the number of suppliers.

Marketing

A significant portion of our products are distributed domestically directly to more than 6,000 hospitals, surgery centers and other healthcare institutions as well as through medical specialty distributors. We are not dependent on any single customer and no single customer accounted for more than 10% of our net sales in 2025, 2024 and 2023.

A significant portion of our U.S. sales are to customers affiliated with GPOs, IDNs and other large national or regional accounts, as well as to the Veterans Administration and other hospitals operated by the Federal government. For hospital inventory management purposes, some of our customers prefer to purchase our products through independent third-party medical device distributors.

Our employee sales representatives are extensively trained in our various product offerings. Each employee sales representative is assigned a defined geographic area and compensated on a commission basis or through a combination of salary and commission. The sales force is supervised and supported by either area directors or district managers. In certain geographies, sales agent groups are used in the United States to sell our orthopedic products. These sales agent groups are paid a commission for sales made to customers while home office sales and marketing management provide the overall direction and training for marketing and positioning of our products. Our sales professionals provide surgeons and other healthcare professionals with information relating to the technical features and benefits of our products.

Our healthcare systems organization is responsible for interacting with large regional and national accounts (e.g. GPOs, IDNs, etc.). We have contracts with many such organizations and believe that the loss of any individual group purchasing contract would not materially impact our business.

We sell to a diversified base of customers around the world and, therefore, believe there is no material concentration of credit risk.

Manufacturing

Raw material costs constitute a substantial portion of our cost of production. A substantial portion of our raw materials and select components used in the manufacturing process are procured from external suppliers. We use a risk based approach when assessing sourcing strategies that include multisource, inventory redundancy and other strategies in accordance with our quality standards to manage continuity of supply. As a result of supply chain best practices, new product development, intellectual property and acquisitions, we often form strategic partnerships with key suppliers. This may result in components and raw materials being sole sourced. We continuously seek to manage our supply chain to mitigate supply disruptions that may pose an overall material adverse effect on our financial and operational performance. We seek to schedule production and maintain adequate levels of safety stock based on a number of factors, including experience, knowledge of customer ordering patterns, demand, manufacturing lead times and optimal quantities required to maintain the highest possible service levels. Customer orders are generally processed for immediate shipment and backlog of firm orders is therefore not generally material to an understanding of our business.

Research and Development

New and improved products play a critical role in our continued sales growth. Internal research and development efforts focus on the development of new products and technological and design improvements. We maintain close working relationships with surgeons, inventors and other healthcare professionals who often suggest to us new product and technology ideas, principally in procedure-specific areas. In certain cases, we seek to obtain rights to these ideas through negotiated agreements. Such agreements typically compensate the originator through payments based upon a percentage of licensed product net sales. Annual royalty expense approximated $7.3 million, $6.8 million and $5.3 million in 2025, 2024 and 2023, respectively.

Amounts expended for Company research and development were approximately $55.9 million, $54.4 million and $52.6 million during 2025, 2024 and 2023, respectively.

Intellectual Property

Patents and other proprietary rights, including trademarks, tradenames, copyrights, trade secrets, and agreements (such as employee and non-disclosure agreements) are important to our business. We have rights to intellectual property, including United States patents and foreign equivalent patents which cover a wide range of our products with expiration dates from 2026 to 2043. We own a majority of these patents and have exclusive and non-exclusive licensing rights to the remainder. We believe that the development of new products and technological and design improvements to existing products will continue to be important to our competitive position.

Government Regulation and Quality Systems

The development, manufacture, sale and distribution of our products are subject to regulation by numerous agencies and legislative bodies, including the U.S. Food and Drug Administration ("FDA") and comparable foreign counterparts. In the United States, these regulations were enacted under the Medical Device Amendments of 1976 to the Federal Food, Drug and Cosmetic Act and its subsequent amendments, and the regulations issued or proposed thereunder.

The FDA's Quality System Regulations set forth requirements for our product design and manufacturing processes, require the maintenance of certain records, provide for on-site inspection of our facilities and continuing review by the FDA. Many of our products are also subject to industry-defined standards. Authorization to commercially market our products in the U.S. is granted by the FDA under a procedure referred to as a 510(k) pre-market notification and clearance or Premarket Approval ("PMA"). We believe that our products and processes presently meet applicable standards in all material respects.

Medical device regulations continue to evolve world-wide. Products marketed in the member countries of the European Union ("EU") and other countries require preparation of technical files and design dossiers which demonstrate compliance with applicable international regulations. As government regulations continue to change, there is a risk that the distribution of some of our products may be interrupted or discontinued if they do not meet the country specific requirements.

We market our products in numerous countries outside the United States and therefore are subject to regulations affecting, among other things, product standards, sterilization, packaging requirements, labeling requirements, import laws and on-site inspection by independent bodies with the authority to issue or not issue certifications we may require to be able to sell products in certain countries. Many of the regulations applicable to our devices and products in these countries are similar to those of the FDA. The member countries of the EU follow the requirements under the EU Medical Device Regulation ("EU MDR") which replaced prior regulations with a single set of regulations in May 2017 for all member countries. EU MDR imposes stricter requirements for the marketing and sale of medical devices, including in the areas of clinical evaluation requirements, quality systems, labeling and post-market surveillance with an effective date of May 2021. During the transition period, medical devices with notified body certificates issued under the EU Medical Device Directive prior to May 2021 may continue to be placed on the market for the earlier of the remaining validity of the certificate or December 2028. These regulations require companies that wish to manufacture and distribute medical devices in the European Union to maintain quality system certifications through European Union recognized Notified Bodies. These Notified Bodies authorize the use of the CE Mark allowing free movement of our products throughout the member countries. Requirements pertaining to our products vary widely from country to country, ranging from simple product registrations to detailed submissions such as those required by the FDA. We believe that our products and quality procedures currently meet applicable standards for the countries in which they are marketed.

As noted above, our facilities are subject to periodic inspection by the FDA and foreign regulatory agencies or notified bodies for, among other things, conformance to Quality System Regulation and Current Good Manufacturing Practice ("CGMP") requirements and foreign or international standards. Refer to Note 13 for further discussion.

We are also subject to various environmental health and safety laws and regulations both in the United States and internationally, as are our suppliers and sterilization service providers. Our operations involve the use of substances regulated under environmental laws, primarily in manufacturing and sterilization processes. We believe our policies, practices and procedures are properly designed to comply, in all material respects, with applicable environmental laws and regulations. We do not expect internal compliance with these requirements to have a material effect on purchases of property, plant and equipment, cash flows, net income or our competitive position. Refer to Item 1A, Risk Factors, for further discussion of the use of outside EtO sterilization service providers.

CONMED Workforce Overview

One of CONMED's core values is our belief in the power of engaged talent. As of December 31, 2025, we had approximately 3,900 full-time employees, including approximately 2,400 in operations and the remaining in sales, marketing, research and development and administration.

We know that our people are our most important assets and crucial to our ability to deliver on our mission. Accordingly, the success and growth of our business depends in large part on our ability to attract, engage and develop a diverse population of talented employees at all levels of our organization.

Talent Management and Succession Planning

All levels of Company management are engaged in talent management practices. The Board of Directors ("Board") reviews the Company's people strategy in support of its business strategy at least annually and frequently discusses talent opportunities, including a detailed discussion of the Company's global leadership talent and succession plans with a focus on key positions at the senior executive level. High-potential leaders are given exposure and visibility to Board members through formal presentations and informal events. More broadly, the Board is regularly updated on key talent indicators for the overall workforce, including diversity, recruitment and development programs.

Competitive Pay and Benefits

Our compensation programs are designed to align the compensation of our employees with CONMED's performance and to provide the proper incentives to attract, retain and motivate employees to achieve positive results. For those employees eligible for incentive earnings, our compensation programs are balanced to ensure earnings are tied to short-term and long-term performance. Our benefits offerings vary from country to country, dependent on local market practices. We regularly evaluate our benefits offerings to ensure their competitiveness as well as equity and fairness.

CONMED is committed to pay equity for all employees. We conduct an annual review of our pay equity globally by role, location, and gender, and also by ethnic diversity in the U.S. If pay equity issues are identified that cannot be explained by historical performance, time in role, tenure, or other job-related factors, we work to address the inequity in a timely fashion.

Diversity and Inclusion

A demonstrated commitment to diversity and inclusion is vital to CONMED's success as we seek out individuals who bring their unique capabilities to our Company. We believe that diverse teams stimulate innovation, enhance our understanding of the needs of our global customer base and ultimately deliver better results for our stakeholders. We value individual strengths, and we believe that hiring and retaining employees of all different backgrounds and experiences permits us to better serve our customers, shareholders and other stakeholders. We also recognize that representation of diversity in the workforce is not enough to have the impact desired, so we encourage inclusion and belonging in addition to representation.

Development

CONMED recognizes that development is most effective when customized to an employee's unique experiences and interests. In this spirit, CONMED employees and managers utilize various tools such as the annual performance review process and individual development plans to facilitate a specific individual's career growth.

On an annual basis, we offer a performance review workshop for employees. This workshop was developed to encourage employees to adopt a growth mindset while reflecting on their accomplishments and setting goals for the upcoming year.

Because our managers are the crucial link in our employee's growth and development, CONMED leaders complete a global interactive on-line training program, which includes topics such as diversity of thought, developing employees' strengths, and employee relations.

Employee Engagement

Measuring our team members' engagement helps us understand what is working well and where we have opportunities to improve. CONMED utilizes the Gallup Q12 Employee Engagement Survey both to measure engagement across the organization, and to provide a basis for individual team action planning sessions.

In May 2025, 99% of our global workforce participated in the survey, and all team members were invited to participate in subsequent team action planning sessions. During these sessions, survey results are reviewed and discussed. Additionally, the team agrees upon action items they can take to improve their engagement and make CONMED an even better place to work. Following these sessions, managers meet with their teams periodically to discuss progress on agreed upon action items. Due to the commitment of our global team members, CONMED's global engagement average overall score increased year-over-year.

Item 1A. Risk Factors

An investment in our securities, including our common stock, involves a high degree of risk. Investors should carefully consider the specific factors set forth below as well as the other information included or incorporated by reference in this Form 10-K. See "Forward Looking Statements".

(i) Risks Related to Our Business and the Medical Device Industry

Our financial performance is dependent on conditions in the healthcare industry and the broader economy. Our business and financial performance could be adversely affected, directly or indirectly, by a potential economic downturn.

The results of our business are directly tied to the economic conditions in the healthcare industry and the broader economy as a whole. We believe that the healthcare industry will continue to be impacted by judicial decisions, increasing regulation, political and legal action at both the federal and state/local levels in the U.S. and internationally, and U.S. executive orders, and it is uncertain how such developments will affect our business. We will continue to monitor and manage the impact of the overall economic environment on the Company.

Market volatility and uncertainty related to inflation and its effects, which could potentially contribute to poor economic conditions, may contribute to or enhance some of the risks described herein. Any of these effects, or others that we are not able to predict, could adversely affect our business, financial condition or results of operations. Any deterioration in global economic conditions could also have material adverse effects on our business, financial condition or results of operations, even if our direct exposure to the affected region is limited. Global political trends could increase the probability of a deterioration in global economic conditions.

In this regard, approximately 14% of our 2025 revenues were derived from the sale of capital products. The sales of such products may be negatively impacted if hospitals and other healthcare providers are unable to secure the financing necessary to purchase these products or otherwise defer purchases.

Limitations on the availability of Ethylene Oxide ("EtO") sterilization services may limit our ability to sell certain sterile products.

Approximately 31% of our products, when measured in terms of revenues for 2025, are sterilized by third-party sterilizers using EtO, a chemical which, when present or used in high levels or concentrations, has raised some environmental concerns in some areas within the U.S., with the result that some EtO sterilization facilities have closed, or are threatened with closure, either temporarily or permanently, in connection with government enforcement actions or enhanced regulations prompted by environmental concerns. We have been able to secure EtO sterilization services to date, and do not currently expect sterilization availability to have a material impact on our business. If, however, there are further restrictions on capacity of sterilization services providers or further government actions adverse to EtO sterilization, we may be unable to transition to other contract sterilizers or sterilization methods in a timely or cost-effective manner or at all, and it is possible that we could be impacted materially in the future.

As a medical device manufacturer that interacts with physicians and healthcare providers domestically and internationally, we face risks under domestic and foreign laws and regulations, including anti-bribery, anti-corruption, and false claims laws, globally, and could face substantial penalties if we fail to comply with such regulations and laws.

Manufacturers of medical devices have been the subject of various investigations and enforcement actions relating to interactions with healthcare providers, both domestically and internationally. The interactions with domestic healthcare providers are subject to various federal and state laws and regulations, including the federal civil False Claims Act, which prohibits individuals or entities from knowingly presenting or causing to be presented false or fraudulent claims for payment or knowingly using false statements to obtain payment from the federal government. Suits filed under the False Claims Act may be brought by "relators" or "whistleblowers" on behalf of the government, who may share in amounts paid by the entity to the government in fines or settlement. Also, many states have enacted laws similar to the False Claims Act, and some of these may be broader in scope in that some extend to all payors.

The Foreign Corrupt Practices Act ("FCPA") prohibits U.S. companies and their representatives from offering or making payments to foreign officials for the purpose of securing an improper business advantage; and in many countries, the healthcare professionals with whom we regularly interact may meet the definition of a foreign government official for purposes of this law. Similar anti-bribery laws are in effect in many of the countries in which we operate. The FCPA also imposes obligations on companies listed on U.S. stock exchanges to keep accurate books and records and maintain internal accounting controls sufficient to provide assurance that transactions are accurately recorded and in accordance with management's authorization. The FCPA can pose unique challenges for manufacturers that operate in foreign countries where conduct prohibited by the FCPA may not be viewed as illegal in local jurisdictions. In addition, a U.S. manufacturer may face risks under the FCPA based on the conduct of third parties (e.g., distributors) over whom the manufacturer may not have complete control.

We also must comply with a variety of other laws that impose extensive tracking and reporting related to all transfers of value provided to certain healthcare professionals and others. Any failure to comply with these laws and regulations could subject us or our officers and employees to criminal and civil financial penalties.

Furthermore, due to the nature of our business, which includes the sourcing, marketing and manufacturing of medical devices, we regularly become involved in disputes, litigation and regulatory matters. Litigation is inherently unpredictable, disruptive, and time consuming, and we cannot predict the timing, outcome or impact of any such investigations. For example, we voluntarily informed the U.S. Department of Justice ("DOJ") of potential issues with certain royalty payments related to surgeons involved in design teams. On September 5, 2025, the DOJ informed the Company that it was declining to prosecute the Company, civilly or criminally, for any conduct related to the voluntary disclosure and that it was closing its investigation without requiring anything further from the Company.

When the Company is involved in disputes, litigation and regulatory matters we may be unable to predict the outcome of the investigations or the potential impact, if any, on our business, financial condition, and results of operations, the impacts could potentially be significant and material. Any adverse outcome in one or more of these investigations could include the commencement of civil and/or criminal proceedings, substantial fines, penalties, and/or administrative remedies, including exclusion from government reimbursement programs and/or entry into Corporate Integrity Agreements with governmental agencies. In addition, resolution of any of these matters could involve the imposition of additional, costly compliance obligations.

These laws and regulations are broad in scope and are subject to evolving interpretation and we have in the past been, and in the future could be, required to incur substantial costs to investigate, audit and monitor compliance or to alter our practices. We continue to implement enhancements to our overall compliance program in light of evolving interpretations of laws and regulations. Violations or alleged violations of these laws could result in litigation, and we may be subject to criminal or civil penalties and sanctions, including substantial fines, imprisonment of current or former employees and exclusion from participation in governmental healthcare programs.

No inquiry or claim that we currently face or have faced to date, and no report of misconduct that we have received to date, has had a material adverse effect on our business, financial condition or results of operations. There can be no assurance, however, that any pending inquiries will not become investigations or enforcement actions, or the costs associated with responding to such inquiries, investigations, enforcement actions or investigations relating to reports of misconduct will not have a material adverse effect on our business, financial condition or results of operations.

We are subject to various U.S. federal, state and foreign healthcare laws and regulations, which could increase compliance costs, and our failure to comply with these laws and regulations could harm our reputation, subject us to significant fines and liability or otherwise adversely affect our business.

Our business operations and current and future arrangements with investigators, healthcare professionals, consultants, third-party payors and customers may expose us to broadly applicable foreign, federal and state fraud and abuse and other healthcare laws and regulations, including the federal Anti-Kickback Statute, which prohibits entities from knowingly and willfully soliciting, offering, receiving or paying remuneration (including kickbacks or bribes) in exchange for or to induce the referral of an individual for the purchase, order, lease or recommendation of any good, item or service for which payment may be made under federal healthcare programs. These laws may constrain the business or financial arrangements and relationships through which we conduct our operations, including how we research, and plan to market, sell and distribute any products for which we obtain regulatory approval.

Efforts to ensure that our current and future business arrangements with third parties will comply with applicable healthcare laws and regulations will involve ongoing substantial costs. It is possible that governmental authorities will conclude that our business practices may not comply with current or future statutes, regulations or case law involving applicable fraud and abuse or other healthcare laws and regulations. Due to the breadth of these laws, the narrowness of statutory exceptions and regulatory safe harbors available, and the range of interpretations to which they are subject, it is possible that some of our current or future practices might be challenged under one or more of these laws. If our operations are found to be in violation of any of these laws or any other governmental regulations that may apply to us, we may be subject to significant penalties, including civil, criminal and administrative penalties, damages, fines, disgorgement, imprisonment, exclusion from participation in government-funded healthcare programs, such as Medicare and Medicaid, integrity oversight and reporting obligations, contractual damages, reputational harm, diminished profits and future earnings and the curtailment or restructuring of our operations. Defending against any such actions can be costly and time-consuming and may require significant financial and personnel resources. Therefore, even if we are successful in defending against any such actions that may be brought against us, our business may be impaired. Further, if any of the physicians or other healthcare providers or entities with whom we expect to do business are found to be noncompliant with applicable laws or regulations, they may be subject to significant criminal, civil or administrative sanctions, including exclusions from government-funded healthcare programs. We have implemented a corporate compliance program designed to actively identify, prevent and mitigate risk through the implementation of compliance policies and procedures, training, and auditing and monitoring. We devote substantial resources to maintain, administer and expand the compliance program as necessary. We cannot be certain, however, that our compliance program will ensure compliance with the various complex laws and regulations to which we are subject now or in the future.

Failure to comply with regulatory requirements may result in recalls, loss of revenues, fines or other materially adverse implications.

As a manufacturer of medical devices, we are governed by a global regulatory environment that is increasingly stringent, unpredictable and complex. The products and services we design, develop, manufacture and market are subject to rigorous regulation by the FDA and numerous other supranational, national, federal, regional, state and local governmental authorities.

We have ongoing responsibilities under FDA regulations, the EUMDR and other supranational, national, federal, regional, state and local laws and regulations, which govern the development, testing, classification, manufacturing, labeling, marketing, sale and distribution of our products. These include requirements related to quality systems, recordkeeping, advertising and promotion, adverse event reporting, registration and listing, conduct of clinical trials, cybersecurity and other matters, which are subject to change and are monitored and enforced rigorously by the FDA and other regulatory authorities. For example, our manufacturing processes and facilities, and those of third parties we contract with to provide regulated products and services, are subject to the FDA's Quality System Regulation ("QSR") and similar laws and regulations governing quality in other jurisdictions, and many of our products also are subject to industry-defined standards.

We and third parties we contract with to provide regulated services are subject to periodic inspections by regulators to assess compliance with regulatory requirements, which may result in observations (such as on FDA Form 483), warning letters, or other forms of enforcement. There can be no assurance that the consequences and costs of responding to such inspections will not be material. Additionally, the availability of independent third-party organizations that certify compliance with the new EU MDR requirements is limited, which may delay the marketing approval for some of our products under the EU MDR (and, potentially, the UK MDR). Furthermore, regulators strictly regulate the promotional claims that we may make about approved or cleared products. For example, the FDA and other regulatory authorities have taken the position that device manufacturers are prohibited from promoting their products other than for the uses and indications set forth in the cleared or approved product labeling.

We incur significant costs to comply with regulations, including the EU MDR. Legal and regulatory requirements and policies are subject to change, which could impose additional or different regulatory requirements on us that could increase the costs of compliance, delay approvals, or otherwise negatively affect our business.

If we fail to comply with applicable regulatory requirements, we may be subject to a range of sanctions, including substantial fines, warning letters, product seizures, recalls, import restrictions, the suspension of product manufacturing or sales, revocation of approvals or clearances, exclusion from future participation in government healthcare programs, substantial fines and criminal prosecution. Resolution of any of these matters could involve the imposition of additional, costly compliance obligations. In addition, if we are not able to comply with applicable regulatory requirements or quality standards, we may not be able to fill customer orders, and we may decide to cease production or sale of non-compliant products. Quality problems may also result in adverse events, product liability claims, reputational harm, adverse verdicts or costly settlements. These potential consequences, as well as any adverse outcome from government investigations, could have a material adverse effect on our business, financial condition or results of operations.

Moreover, we are generally required to obtain regulatory clearance or approval prior to marketing a new product or making certain changes to our existing products. The time required to obtain approvals from foreign countries may be longer or shorter than that required for FDA clearance, and requirements for such approvals may differ from FDA requirements. We cannot guarantee that we will be able to obtain or maintain marketing clearance for our new products or modifications to existing products. The failure to maintain or obtain approval or clearance on a timely basis, or at all, could have a material adverse effect on our business, financial condition or results of operations. Even if we are able to obtain approval or clearance, it may take a significant amount of time, require the expenditure of substantial resources, or be more limited than we anticipated.

Our products are subject to product recall and we have conducted product recalls in the past. Although no recall has had a material adverse effect on our business, financial condition or results of operations, we cannot be certain that regulatory issues will not have a material adverse effect on our business, financial condition or results of operations in the future or that product recalls will not harm our reputation and our customer relationships.

Disruptions at the FDA and other government agencies caused by funding shortages, staffing limitations, or global health concerns could hinder their ability to hire, retain or deploy key leadership and other personnel, prevent new or modified products from being developed, reviewed, approved or commercialized in a timely manner or at all, which could negatively impact our business.

The ability of the FDA and foreign regulatory authorities to review and approve new products can be affected by a variety of factors, including government budget and funding levels, statutory, regulatory and policy changes, the FDA's or foreign regulatory authorities' ability to hire and retain key personnel and accept the payment of user fees, and other events that may otherwise affect the FDA's or foreign regulatory authorities' ability to perform routine functions. Average review times at the FDA and foreign regulatory authorities have fluctuated in recent years as a result. In addition, government funding of other government agencies that fund research and development activities is subject to the political process, which is inherently fluid and unpredictable. Disruptions at the FDA and other agencies may also slow the time necessary for new medical devices or modifications to approved medical devices to be reviewed and/or approved by necessary government agencies, which would adversely affect our business. For example, in recent years, the U.S. government has shut down several times and certain regulatory agencies, such as the FDA, have had to furlough critical employees and stop critical activities. In addition, the current U.S. presidential administration has issued certain policies and executive orders directed towards reducing the employee headcount and costs associated with U.S. administrative agencies, including the FDA, and it remains unclear the degree to which these efforts may limit or otherwise adversely affect the FDA's ability to conduct routine activities. If a prolonged government shutdown occurs, or if renewed global concerns, funding shortages or staffing limitations hinder or prevent the FDA or other regulatory authorities from conducting their regular inspections, reviews, or other regulatory activities, it could significantly impact the ability of the FDA or other such regulatory authorities to timely review and process our regulatory submissions, which could have a material adverse effect on our business.

The highly competitive market for our products may create adverse pricing pressures.

The market for our products is highly competitive and our customers have alternative suppliers. Many of our competitors offer a range of products in areas other than those in which we compete, which may make such competitors more attractive to surgeons, hospitals, group purchasing organizations and others. In addition, many of our competitors are large, technically competent firms with substantial assets. Competitive pricing pressures or the introduction of new products by our competitors could have an adverse effect on our revenues. See "Products" in Item 1 - Business for a further discussion of these competitive forces.

Factors that may influence our customers' choice of competitor products include:

- changes in surgeon preferences;
- increases or decreases in healthcare spending related to medical devices;
- our inability to supply products as a result of product recall, market withdrawal or back-order;
- the introduction by competitors of new products or new features to existing products such as a replacement for AirSeal®;
- the introduction by competitors of alternative surgical technology; and
- advances in surgical procedures, discoveries or developments in the healthcare industry.

If third-party payors decline to reimburse our customers for our products or reduce reimbursement levels, the demand for our products may decline and our ability to sell our products profitably may be harmed.

We sell our products and services to hospitals, surgical centers, doctors and other healthcare providers, which receive reimbursement for the healthcare services provided to their patients from third-party payors, such as domestic and international government programs, private insurance plans and managed care programs. These third-party payors may deny reimbursement if they determine that a product or service used in a procedure was not in accordance with cost-effective treatment methods, as determined by the third-party payor, or was used for an unapproved indication. Third-party payors may also decline to reimburse for experimental procedures and products. In addition, third-party payors are increasingly attempting to contain healthcare costs by limiting both coverage and the level of reimbursement for medical products and services. If third-party payors deny or decline reimbursement, reduce reimbursement levels or change reimbursement models for our products, demand for our products may decline, or we may experience increased pressure to reduce the prices of our products, which could have a material adverse effect on our sales and results of operations.

Our products are subject to regulation regarding quality and cost by the Centers for Medicare & Medicaid Services, as well as comparable state and non-U.S. agencies responsible for reimbursement and regulation of healthcare goods and services, including laws and regulations related to fair competition, kickbacks, false claims, self-referrals and healthcare fraud. Many states have similar laws that apply to reimbursement by state Medicaid and other funded programs as well as in some cases to all payors. In certain circumstances, insurance companies attempt to bring a private cause of action against a manufacturer for causing false claims. Any failure to comply with these laws and regulations could subject us or our officers and employees to criminal and civil financial penalties.

Cost reduction efforts in the healthcare industry could put pressures on our prices and margins.

In recent years, the healthcare industry has undergone significant change driven by various efforts to reduce costs. In the U.S., such efforts include national healthcare reform, trends towards managed care, cuts in Medicare reimbursement for procedures, consolidation of healthcare distribution companies and collective purchasing arrangements by GPOs and IDNs.

In addition to U.S. initiatives to reduce healthcare costs and expenses, we experience similar pricing pressure in other countries in which we do business. These initiatives are sponsored by government agencies, legislative bodies and the private sector and include price regulation and competitive pricing. For example, China has implemented a volume-based procurement ("VBP") process designed to reduce medical spending, which has in the past resulted in, and could in the future result in, reduced margins on covered devices and products, required renegotiation of distributor arrangements, and incurrence of inventory-related charges. In cases where our product is not selected in VBP, sales of that product are substantially impacted. Similarly, the Italian Public Administration has implemented a Pay Back Law to obtain reimbursement from the medical device industry to contribute to government overspending on medical devices beginning in 2015. Additional cost reduction and recovery strategies are likely to be proposed in various jurisdictions, the effects of which are difficult to predict, but may have a material adverse effect on our business, financial condition or results of operations.

With a global footprint and supply chain, our results and operations could be adversely affected by raw material shortages, inflation, price increases, economic or geopolitical developments, including protectionist trade policies such as tariffs, or other events.

We use a variety of raw materials in our businesses, and our reliance on certain suppliers and commodity markets to secure raw materials used in our products exposes us to volatility in the prices and availability of raw materials. Significant shortages or inflation could increase our operating costs and adversely impact the competitive positions of our products. In some instances, we participate in commodity markets that may be subject to allocations by suppliers.

In addition, risks exist in our supply chain including the number of suppliers that provide a limited number of materials, and a sole source and single source arrangements due to the quality, intellectual property or geopolitical considerations or constraints associated with regulatory requirements. If suppliers are unable or unwilling to deliver materials, products or services as a result of financial difficulties, acquisition by a third party, natural disasters or otherwise, we may not be able to manufacture or have available one or more products during such period of unavailability and our business could suffer.

In certain cases, we may not be able to establish additional or replacement suppliers for such materials or service providers for such services in a timely or cost-effective manner, often as a result of FDA and other regulations that require, among other things, validation of materials, components and services prior to their use in or with our products. In certain instances, we have been unable to meet our commitments to customers due to supply chain challenges, which has led to loss of sales. An inability to meet demand due to supply chain challenges has in the past resulted in, and could in the future result in, an adverse impact to our reputation, the competitive position of our products and our business, and increase in our operating efficiencies and/or costs.

The increases in costs or availability of raw materials may be exacerbated as a result of the conflicts in Ukraine, the Middle East and elsewhere, and ongoing global supply chain challenges. In addition, increased inflation in wages and materials and the imposition of tariffs have increased, and may in the future increase our costs. Retaliatory tariffs imposed by other governments would also increase our costs.

We believe that our supply management practices are based on an appropriate balancing of the foreseeable risks and the costs of alternative practices. Where possible, we have addressed increasing supply chain costs in pricing, yet continued cost pressures and raw material availability have had and may continue to have an adverse effect on our business, financial condition or results of operations.

The U.S. Department of the Treasury's Office of Foreign Assets Control and the U.S. Department of Commerce's Bureau of Industry and Security enforce laws and regulations that limit the ability of U.S. persons—and, in certain circumstances, non-U.S. persons—to engage in activities, conduct business with, or invest in specific countries, governments, entities, and individuals targeted by U.S. economic sanctions or export controls. Our international operations bring us within the scope of these complex and evolving regimes, which restrict our dealings with certain countries, governments, entities, and individuals. Additional restrictions may be adopted, revised, enforced, or interpreted in ways that could materially affect our operations.

We may not be able to keep pace with technological change or to successfully develop new products with wide market acceptance, which could cause us to lose business to competitors.

The market for our products is characterized by rapidly changing technology. Our future financial performance will depend in part on our ability to develop and manufacture new products on a cost-effective basis, to introduce them to the market on a timely basis, to fund studies and otherwise develop clinical data to support the efficacy of our products, and to have them accepted by surgeons and other healthcare professionals.

Changes in the competitive landscape, including the development of new or competitive technologies may reduce or eliminate demand for our products and affect our financial performance. Our products also could be rendered obsolete or uneconomical by our failure to successfully develop or introduce new products and technologies, the inability to keep pace with technology, or the obsolescence of components for our existing product portfolio. In addition, many of our competitors are substantially larger with greater financial resources which may allow them to more rapidly develop or acquire new products. Additional factors that may result in delays of new product introductions or cancellation of our plans to manufacture and market new or existing products or which may impact adoption and market acceptance of our products include:

- research and development delays or failures;
- capital and other financial constraints;
- delays or failures in securing regulatory approvals; and
- the potential inability to secure clinical data demonstrating the efficacy of our products or to develop such data on a timely basis.

Ordering patterns of our customers may change resulting in reductions in sales.

Our hospital and surgery center customers purchase our products in quantities sufficient to meet their anticipated demand. Likewise, our healthcare distributor customers purchase our products for ultimate resale to healthcare providers in quantities sufficient to meet the anticipated requirements of the distributors' customers. Hospitals and customers may reduce demand for surgical products if they reserve space for patients or experience staff shortages or disputes due to public health crises, pandemics, epidemics or similar events. Should inventories of our products owned by our hospital, surgery center and distributor customers grow to levels higher than their requirements, our customers may reduce the ordering of products from us. This could result in reduced sales.


(ii) Risks Related to Our Indebtedness


The terms of our indebtedness outstanding from time to time, including our senior credit agreement, may restrict our current and future operations, particularly our ability to respond to changes or to take certain actions.

The senior credit agreement contains, and future credit facilities are expected to contain, a number of restrictive covenants that impose significant operating and financial restrictions on us and may limit our ability to respond to changes in our business or competitive activities, or to otherwise engage in acts that may be in our long-term best interest, including restrictions on our ability to:

- incur indebtedness;
- allow for liens to be placed on our assets;
- make investments;
- engage in transactions with affiliates;
- make certain restricted payments or enter into certain restrictive agreements;
- enter into certain swap agreements;
- change our line of business;
- pay dividends or make other distributions on, or redeem or repurchase, capital stock;
- consolidate, merge or sell all or substantially all of our assets;
- prepay and/or modify the terms of certain indebtedness; and
- pursue acquisitions.

These covenants, unless waived, may prevent us from pursuing and/or securing acquisitions, significantly limit our operating and financial flexibility and/or limit our ability to respond to changes in our business or competitive activities. Our ability to comply with such provisions may be affected by events beyond our control. In the event of any default under our credit agreement, the credit agreement lenders may elect to declare all amounts borrowed under our credit agreement, together with accrued interest, to be due and payable. If we were unable to repay such borrowings, the credit agreement lenders could proceed against collateral securing the credit agreement which consists of substantially all of our property and assets. Our credit agreement also contains a material adverse effect clause which may limit our ability to access additional funding under our credit agreement should a material adverse change in our business occur.

We may not be able to generate sufficient cash to service our indebtedness and other obligations, and, our leverage and debt service requirements may require us to adopt alternative business strategies.

As of December 31, 2025, we had $840.0 million of debt outstanding, representing 44% of total capitalization. In particular, on June 6, 2022, we completed an $800 million offering of the 2.250% Convertible Notes due 2027 (the "2.250% Notes" or the "Convertible Notes") through a private offering pursuant to Rule 144A (the "2.250% Notes Offering"). We may not have sufficient cash flow available to enable us to meet our obligations. If we are unable to service our indebtedness, we will be forced to adopt an alternative strategy that may include actions such as foregoing acquisitions, reducing or delaying capital expenditures, selling assets, restructuring or refinancing our indebtedness or seeking additional equity capital. We cannot be certain that any of these strategies could be implemented on terms acceptable to us, if at all. See "Management's Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources" and Note 7 to our consolidated financial statements in this Annual Report on Form 10-K.

The degree to which we are leveraged could have important consequences to investors, including but not limited to the following:

- a portion of our cash flow from operations must be dedicated to debt service and will not be available for operations, capital expenditures, acquisitions, dividends, share repurchases and other purposes;
- our ability to obtain additional financing in the future for working capital, capital expenditures, acquisitions or general corporate purposes may be limited or impaired or may be at higher interest rates;
- we may be at a competitive disadvantage when compared to competitors that are less leveraged;
- we may be hindered in our ability to adjust rapidly to market conditions;
- our degree of leverage could make us more vulnerable in the event of a downturn in general economic conditions or other adverse circumstances applicable to us; and
- our interest expense could increase if interest rates in general increase because a portion of our borrowings, including our borrowings under our credit agreement, are and will continue to be at variable rates of interest.

Our variable rate indebtedness subjects us to interest rate risk, which could cause our debt service obligations to increase significantly.

Borrowings under our senior credit agreement are at variable rates of interest and expose us to interest rate risk. If interest rates were to increase, our debt service obligations on the variable rate indebtedness would increase even though the amount borrowed remained the same, and our net income and cash flows, including cash available for servicing our indebtedness, will correspondingly decrease. In the future, we may enter into interest rate swaps that involve the exchange of floating for fixed rate interest payments in order to reduce interest rate volatility. However, we may not maintain interest rate swaps with respect to all of our variable rate indebtedness, and any swaps we enter into may not fully mitigate our interest rate risk.

Despite our current level of indebtedness, we and our subsidiaries may still be able to incur substantially more debt. This could further exacerbate the risks to our financial condition described above.

We may incur substantial additional indebtedness, including secured indebtedness. As of December 31, 2025, we had $648.5 million of availability under the senior credit agreement. If we incur secured indebtedness and such secured indebtedness is either accelerated or becomes subject to a bankruptcy, liquidation or reorganization, our assets would be used to satisfy obligations with respect to the indebtedness secured thereby before any payment could be made on the debt that is not similarly secured. If new debt or other liabilities are added to our current debt levels, the related risks that we now face could intensify. Our senior credit agreement restricts our ability to incur additional indebtedness, including secured indebtedness, but if the facilities mature or are repaid, we may not be subject to such restrictions under the terms of any subsequent indebtedness.

The conditional conversion features of our 2.250% Notes if triggered, may adversely affect our financial condition.

In the event the conditional conversion features of the 2.250% Notes are triggered, holders of the Convertible Notes will be entitled to convert the Convertible Notes at any time during specified periods at their option. If one or more holders elect to convert their Convertible Notes, we would be required to make cash payments to satisfy all or a portion of our conversion obligation based on the conversion rate, which could adversely affect our liquidity. In addition, even if holders do not elect to convert their Convertible Notes, we could be required under applicable accounting rules to reclassify all or a portion of the outstanding principal of the Convertible Notes as a current rather than long-term liability, which could result in a material reduction of our net working capital. Refer to Note 7 to our consolidated financial statements in this Annual Report on Form 10-K for further details on the Convertible Notes.

The convertible notes hedge and warrant transactions that we entered into in connection with the offering of the Convertible Notes may affect the value of the Convertible Notes and our common stock.

In connection with the offering of the Convertible Notes, we entered into convertible notes hedge transactions with certain option counterparties (each an "Option Counterparty"). The convertible notes hedge transactions are expected generally to reduce the potential dilution upon conversion of the Convertible Notes and/or offset any cash payments we are required to make in excess of the principal amount of converted Convertible Notes, as the case may be. We also entered into warrant transactions with each Option Counterparty. The warrant transactions could separately have a dilutive effect on our common stock to the extent that the market price per share of our common stock exceeds the strike price of the warrants, unless we elect to settle the warrants in cash. In connection with establishing its initial hedge of the convertible notes hedge and warrant transactions, each Option Counterparty or an affiliate thereof may have entered into various derivative transactions with respect to our common stock concurrently with or shortly after the pricing of the Convertible Notes. This activity could increase (or reduce the size of any decrease in) the market price of our common stock or the Convertible Notes at that time. In addition, each Option Counterparty or an affiliate thereof may modify its hedge position by entering into or unwinding various derivatives with respect to our common stock and/or purchasing or selling our common stock or other securities of ours in secondary market transactions prior to the maturity of the Convertible Notes (and is likely to do so during any observation period related to a conversion of the Convertible Notes). This activity could also cause or avoid an increase or a decrease in the market price of our common stock or the Convertible Notes. In addition, if any such convertible notes hedge and warrant transactions fail to become effective, each Option Counterparty may unwind its hedge position with respect to our common stock, which could adversely affect the value of our common stock and the value of the Convertible Notes.

We are subject to counterparty risk with respect to the convertible notes hedge transactions.

Each Option Counterparty to the convertible notes hedge transactions is a financial institution whose obligation to perform under the convertible notes hedge transaction will not be secured by any collateral. If an Option Counterparty becomes subject to insolvency proceedings, we will become an unsecured creditor in those proceedings with a claim equal to our exposure at that time under our transactions with the Option Counterparty. Our exposure will generally correlate to the increase in the market price and in the volatility of our common stock. In addition, upon a default by an Option Counterparty, we may suffer adverse tax consequences and more dilution than we currently anticipate with respect to our common stock. Although these counterparties are large, reputable U.S. financial institutions, we can provide no assurances as to the financial stability or viability of any Option Counterparty.

The terms of any future preferred equity or debt financing may give holders of any preferred securities or debt securities rights that are senior to rights of our common shareholders or impose more stringent operating restrictions on our company.

Debt or equity financing may not be available to us on acceptable terms. If we incur additional debt or raise equity through the issuance of preferred stock or convertible securities, the terms of the debt or the preferred stock issued may give the holders rights, preferences and privileges senior to those of holders of our common stock, particularly in the event of liquidation. The terms of the debt may also impose additional and more stringent restrictions on our operations. If we raise funds through the issuance of additional equity, the ownership percentage of our existing shareholders would be diluted.

(iii) Risks Related to Our Strategic Transactions

Our financial performance is subject to the risks inherent in any acquisition, including the effects of increased borrowing and integration of newly acquired businesses or product lines.

A key element of our business strategy has been to expand through acquisitions and we may seek to pursue additional acquisitions in the future. Our success in pursuing acquisitions depends on our ability to identify target companies or product lines that are available for sale, to identify risks in the diligence process and, to negotiate successful terms with the sellers, as the sellers may also be negotiating with other bidders with greater financial resources. Even when we win a bid, our success is also dependent in part upon our ability to integrate acquired companies or product lines into our existing operations. We may not have sufficient management and other resources to accomplish the integration of our past and future acquisitions, which may strain our relationship with customers, suppliers, distributors, personnel or others. There can be no assurance that we will be able to identify and make acquisitions, or that we will be able to obtain financing for such acquisitions, on acceptable terms. In addition, while we are generally entitled to customary indemnification from sellers of businesses or coverage from representation and warranty insurance for any difficulties that may have arisen prior to our acquisition of each business, acquisitions may involve exposure to unknown liabilities and the amount and time for claiming under these indemnification provisions is often limited. As a result, our financial performance is now, and will continue to be, subject to various risks associated with the acquisition of businesses, including the financial effects associated with any increased borrowing required to fund such acquisitions or with the integration of such businesses.

Our financial performance is subject to risks in connection with divestitures, and our failure to manage these divestitures could have a negative impact on our business.

As a result of our business strategy, we may, from time to time, discontinue or divest certain products or product portfolios, such as our gastroenterology product lines. If we decide to engage in such divestitures, we may encounter difficulty finding buyers or alternative exit strategies, which could impact the achievement of our strategic objectives. We could also fail to obtain necessary regulatory approval or incur higher costs or charges than planned or incur unexpected charges and could experience unanticipated impacts to our business, any of which could have a negative impact on our results of operations. Moreover, our financial results may be adversely impacted by the impacts from the loss of earnings associated with divested products or product portfolios. In addition to unanticipated delays, costs and other issues, divestitures may also expose us to liabilities or claims for indemnification for retained liabilities or indemnification obligations associated with the assets that we sell. The magnitude of any such liability or obligation may be difficult to quantify at the time of the transaction. We cannot predict the ultimate resolution of these matters, and there can be no assurance that any such resolution, which may take several years, will not adversely impact our financial position or results of operations.

In addition, it could be challenging and time-consuming to provide transition services to the purchasers of our divested operations. We may experience (i) disputes with the purchasers regarding the nature and sufficiency of the transition services we provide or the terms and conditions of our commercial agreements with the purchasers, (ii) greater tax or other costs or realize fewer benefits than anticipated under our post-closing agreements with the purchasers, (iii) higher vendor costs due to reduced economies of scale or other similar dis-synergies, (iv) weaker performance to the extent segregation and support of the divestiture distracts personnel or diverts resources from the operation, digitization, and transformation of our retained business, (v) losses or increased inefficiencies from stranded or underutilized assets, (vi) the loss of any customers dissatisfied with our services post-closing, (vii) challenges in retaining and attracting personnel or (viii) operational or commercial difficulties segregating the divested assets from our retained assets.

(iv) Other Risks Related to Our Business

We could experience a failure of a key information technology system, process or site or a breach of information security, including a cybersecurity breach or failure of one or more key information technology systems, networks, processes, associated sites or service providers, and could potentially become liable for a breach of various data privacy regulations.

We rely extensively on information technology ("IT") systems for the storage, processing, and transmission of our electronic, business-related, information assets used in or necessary to conduct business. We leverage our internal IT infrastructures, and those of our business partners or other third parties, to enable, sustain, and support our global business activities. In addition, we rely on networks and services, including internet sites, data hosting and processing facilities and tools and other hardware, software and technical applications and platforms, some of which are managed, hosted, provided and/or used by third-parties or their vendors, to assist in conducting our business. The data we store and process may include customer payment information, personal information concerning our employees, confidential financial information, and other types of sensitive business-related information. In limited instances, we may also come into possession of information related to patients of our physician customers. In addition, the laws and regulations governing security of data on IT systems and otherwise collected, processed, stored, transmitted, disclosed and disposed of by companies are evolving, adding another layer of complexity in the form of new requirements. We have made, and continue to make investments, seeking to address these threats, including monitoring of networks and systems, hiring of third party service providers with expertise in cybersecurity, employee training and security policies for employees and third-party providers. In addition, we currently maintain cybersecurity insurance, although the cost of cybersecurity insurance has been increasing and there can be no assurances that we will continue to maintain cybersecurity insurance at the same levels of coverage, or at all. Despite our security measures and those of third parties with whom we do business, our respective systems and facilities and those of our third-party vendors may be vulnerable to security incidents, disruptions, cyberattacks, ransomware, data breaches, viruses, phishing attacks and other forms of social engineering, denial-of-service attacks, third-party or employee theft or misuse and other negligent actions. Hackers, data thieves and rogue insiders are increasingly sophisticated and operate social engineering, such as phishing, and large-scale, complex automated attacks that can evade detection for long periods of time. Any breach of our or our service providers' network, or other vendor systems, may result in the loss of confidential business and financial data, misappropriation of our customers' or employees' personal information or a disruption of our business. Any of these outcomes could have a material adverse effect on our business, including unwanted media attention, impairment of our customer relationships, damage to our reputation, resulting in lost sales and consumers, fines, lawsuits, or significant legal and remediation expenses. We also may need to expend significant resources to protect against, respond to and/or redress problems caused by any breach. Insurance policies that may provide coverage with regard to such incidents may not cover any or all of the resulting financial losses.

Our worldwide operations mean that we are subject to laws and regulations, including data protection and cybersecurity laws and regulations, in many jurisdictions. For example, the EU General Data Protection Regulation ("GDPR") requires us to manage personal data in the EU and may impose fines of up to four percent of our global revenue in the event of certain violations. In addition, legal requirements standards for cross-border personal data transfers from outside the U.S. are constantly changing, including the revisions made by the European Economic Area ("EEA") that require the use of revised Standard Contractual Clauses ("SCCs") for international data transfers from the EEA. The SCCs are required to be used for new agreements involving the cross-border transfer of personal data from the EEA and must be supplemented by an assessment and due diligence of the legal and regulatory landscape of the jurisdiction of the data importer, the channels used to transmit personal data and any sub-processors that may receive personal data. The UK has developed its own set of SCCs that must be used for transfers of personal data from the UK to the U.S. In July 2023, the European Commission determined that the Data Privacy Framework ("DPF"), a replacement for the invalidated EU-US Privacy Shield, ensures an adequate level of protection for EU personal data transferred to the U.S. Compliance with these changes and any future changes to data transfer or privacy requirements could potentially require us to make significant technological and operational changes, any of which could result in substantial costs, and failure to comply with applicable data protection and transfer or privacy laws requirements could subject us to fines or regulatory oversight.

Likewise, the California Consumer Privacy Act ("CCPA") imposes obligations on companies that conduct business in California, and meet other requirements, with respect to the collection or sale of specified personal information. In November 2020, voters in the State of California approved the California Privacy Rights Act ("CPRA"), a ballot measure that amends and supplements the CCPA by, among other things, expanding certain rights relating to personal information and its use, collection, deletion, and disclosure by covered businesses. In addition, approximately 20 other states have adopted similar comprehensive privacy laws, which may require companies to change their practices for collecting and handling personal information. Compliance with the CCPA, the CPRA, and other state statutes, common law, or regulations designed to protect consumer, employee, or job applicant personal information could potentially require substantive technology infrastructure and process changes across many of our businesses. Any perceived failure to comply with these regulatory standards could subject us to legal and reputational risks. Misuse of or failure to secure personal information could also result in violation of data privacy laws and regulations, proceedings against the Company by governmental entities or others, damage to our reputation and credibility and could have a negative impact on revenues and profits. Further, there has been a developing trend of civil lawsuits and class actions relating to breaches of consumer data held by large companies or incidents arising from other cyber-attacks. Any data security breaches, cyber-attacks, malicious intrusions or significant disruptions could result in actions by regulatory bodies and/or civil litigation, any of which could materially and adversely affect our business, financial condition, results of operations, reputation or competitive position.

Additionally, the Health Insurance Portability and Accountability Act of 1996 ("HIPAA"), including the expanded requirements under the Health Information Technology for Economic and Clinical Health Act of 2009, establish comprehensive standards with respect to the use and disclosure of protected health information ("PHI"). HIPAA imposes privacy and security obligations on covered entity health care providers, health plans, and health care clearinghouses, as well as their "business associates"—certain persons or entities that create, receive, maintain, or transmit PHI in connection with providing a specified service or performing a function on behalf of a covered entity. We are subject to HIPAA as a business associate. If we do not comply with the applicable requirements of HIPAA or applicable state privacy and security laws, we could be subject to criminal or civil sanctions that could adversely affect our financial condition. The costs of complying with privacy and security related legal and regulatory requirements are substantial and could have an adverse effect on our business. In addition, a security breach could require reporting to federal and state government entities, notification to affected individuals, expensive investigation and remediation and mitigation. Government agencies could, in their discretion, impose fines and penalties relating to the breach, which may have a material adverse effect on our business.

The costs of protecting IT systems and data may increase, and there can be no assurance that these added security efforts will prevent all breaches of our IT systems or thefts of our data. We may also be exposed to potential disruption in operations, loss of customers, reputational, competitive and business harm, and significant costs from remediation, litigation and regulatory actions if our business continuity plans do not effectively address the following failures on a timely basis:

- our IT systems are damaged or cease to function properly;
- the networks or service providers we rely upon fail to function properly;
- we fail to comply with an applicable law or regulation, such as the GDPR; or
- we or one of our third-party providers suffer a loss or disclosure of our business or stakeholder information due to any number of causes ranging from catastrophic events or power outages to improper data handling or security breaches.

We rely on various software programs and information technology systems to run our business, some of which may be old or no longer supported and requiring replacements or updates. The failure of any of these software systems or information technology systems to operate properly, or disruptions associated with updating or implementing new software or information technology systems, may have a material adverse effect on our business, financial condition or results of operations.

We rely on various software programs and information technology systems to run our business, some of which may be old, have suffered outages, or may no longer be supported. System disruptions could cause the Company to incur incremental costs and expenses in connection with resolving ongoing or implementation issues. To the extent that these disruptions recur and/or persist over time, this could negatively impact our competitive position and our relationships with our customers and thus could have a material adverse effect on our business, financial condition or results of operations. We will also update and implement new software of information technology from time to time and any material disruptions, delays or deficiencies in the design and implementation of such updated or new technology may have an adverse affect on our operations and operating results.

Our use of artificial intelligence ("AI") and other emerging technologies could adversely impact our business and financial results.

We have begun to deploy AI and other emerging technologies in various facets of our operations, and we continue to explore further use cases. The rapid advancement of these technologies presents opportunities for us in research, manufacturing, commercialization, and other business endeavors, but also entails risks, including that AI-generated content, analyses, or recommendations we utilize could be deficient, that our competitors may more quickly or effectively adopt AI capabilities, or that our use of AI or other emerging technologies increases regulatory, privacy, cybersecurity and other significant risks. In addition, any disruption or failure in the AI functionality we incorporate into our business activities, products or services could adversely impact our business or result in delays or errors in our product offerings. The legal and regulatory landscape surrounding AI technologies is rapidly evolving and uncertain, including in the areas of intellectual property, cybersecurity and privacy and data protection. Compliance with new or changing laws, regulations or industry standards relating to AI may impose significant costs on us and limit our ability to effectively develop, deploy or use AI technologies. Furthermore, if we are unable to effectively manage the use of AI technologies by our employees and service providers, our confidential information, intellectual property and reputation could be put at risk. Failure to appropriately respond to this evolving landscape may result in reputational, competitive and business harm as well as litigation and regulatory action and fines, penalties and expenses related thereto.

We rely on a third party to obtain, process and distribute sports medicine allograft tissue. If such tissue cannot be obtained, is not accepted by the market or is not compliant with applicable government regulations, our results of operations could be negatively impacted.

A portion of our orthopedic revenues relate to our share of the service fees from the Musculoskeletal Transplant Foundation ("MTF") allograft tissues for which we have exclusive worldwide sales representation, marketing and promotion rights, as further described in our revenue recognition policy in Note 1 to our consolidated financial statements in this Annual Report on Form 10-K. Our primary costs related to these revenues come from our commission expense and certain marketing costs. Our ability to increase the service fees may be constrained by certain factors which are outside of our control, such as the limited supply of donors and donated tissue that meets the quality standards of MTF. Similarly, under the terms of the agreement, MTF remains responsible for tissue procurement and processing, shipment of tissues and invoicing of service fees to customers. To the extent MTF's performance does not meet customer expectations or otherwise fails, we may be unable to increase the allograft service fees or to find a suitable replacement for MTF on terms that are acceptable.

The FDA and several states regulate allograft processing and allograft-based materials. The FDA could identify deficiencies in future inspections of MTF or MTF's suppliers or promulgate future regulatory rulings that could have an adverse effect on our business, financial condition or results of operations.

We distribute some products for third-party companies, and cannot ensure that our rights to distribute such third-party products will continue indefinitely.

While we generally own the products' designs and rights to the products we sell, in some cases we distribute products for third-parties. While these third-parties may have business reasons for contracting with us to distribute their products, we may face the risk that the third-parties may seek alternate distribution partners when their distribution contracts with us expire or are scheduled for renewal. For instance, in December 2025, we announced that we were terminating our distribution agreement with W.L. Gore & Associates, Inc. for the Gore® VIABIL® biliary stent. If we lose the distribution rights to such products, we may not be able to find replacement products that are acceptable to our customers, or to us, and this may have negative effect on our business.

If we lose our patents or they are held to be invalid, or if our products or services infringe on third party patents, we could become subject to liability and our competitive position could be harmed.

We rely on patent and other proprietary rights, including trademarks, tradenames, copyrights, trade secrets, and agreements (such as employee and non-disclosure agreements) to protect our business and proprietary intellectual property. We have numerous U.S. patents and corresponding international patents on products expiring at various dates from 2026 through 2043 and have additional patent applications pending. See Item 1 Business "Research and Development" and "Intellectual Property" for a further description of our patents. The loss of our patents could reduce the value of the related products and any related competitive advantage. Competitors may also be able to design around our patents and to compete effectively with our products. In addition, the cost of enforcing our patents against third parties and defending our products against patent infringement actions by others could be substantial, and we may not prevail.

While we seek to take reasonable steps to avoid infringing on patents we do not own or license, we cannot be sure that our services and products do not infringe on the intellectual property rights of third parties, and we may have infringement claims asserted against us. These claims could cost us money, prevent us from offering some services or products, or damage our reputation. We cannot be certain that:

- pending patent applications will result in issued patents;
- patents issued to or licensed by us will not be challenged by competitors;
- our patents will be found to be valid or sufficiently broad to protect our technology or provide us with a competitive advantage; or
- we will be successful in defending against pending or future patent infringement claims asserted against our products.

While we intend to defend against any threats to our intellectual property, our patents, trademarks, tradenames, copyrights, trade secrets or agreements (such as employee and non-disclosure agreements) may not adequately protect our intellectual property. If our intellectual property is not adequately protected, our business, financial condition or results of operations may be adversely affected.

We may be sued for product liability claims and our insurance coverage may be insufficient to cover the nature and amount of any product liability claims.

Even if our products are properly designed and perform as intended, we may be sued. The nature of our products as medical devices, and the litigious environment, should be regarded as potential risks which could significantly and adversely affect our financial condition and results of operations. The insurance we maintain to protect against claims associated with the use of our products has deductibles and may not adequately cover the amount or nature of any claim asserted against us. We are also exposed to the risk that our insurers may become insolvent or that premiums may increase substantially. See "Item 3 - Legal Proceedings" for a further discussion of the risk of product liability actions and our insurance coverage.

Our business may be damaged or disrupted as a result of natural or man-made disasters, or public health crises.

Our manufacturing facilities or our suppliers' manufacturing facilities could be damaged or disrupted by, among other things, hurricanes, tornadoes, earthquakes, fires, droughts, extreme temperatures, flooding or other natural or man-made disasters, terrorist activity, interruption of utilities, epidemics, pandemics or public health crises (such as the COVID-19 pandemic). Such events may also cause broad and varied impacts to our business, including adverse impacts to our workforce and supply chain, manufacturing, sales activities, research and development, and regulatory workstreams, inflationary pressures and increased costs, schedule or production delays, market volatility and other financial impacts. If any of these events were to occur, our future results and performance could be adversely impacted.

Although we have obtained property damage and business interruption insurance where we deem appropriate, a natural or man-made disaster or public health crisis in any of the areas where we or our suppliers conduct operations could result in a prolonged interruption of all or a substantial portion of our business. For example, the path of Hurricane Milton temporarily impacted our manufacturing facility in Largo, Florida. Any disruption resulting from these events could cause significant delays in shipments of products and the loss of sales and customers. We may not have insurance to adequately compensate us for any of these events.

Shifts in weather patterns caused by climate change are expected to increase the frequency, severity or duration of certain adverse weather conditions and natural disasters, such as hurricanes, tornadoes, earthquakes, fires, droughts, extreme temperatures or flooding. These shifts could cause more significant business and supply chain interruptions, damage to our products and facilities as well as the infrastructure of hospitals, medical care facilities and other customers, reduced workforce availability, increased costs of raw materials and components, increased liabilities and decreased revenues than what we have experienced in the past from such events.

Our insurance coverage is limited to certain caps, and our insurance may not be adequate to cover future losses.

We maintain insurance coverage for physical damage to our property and casualty losses, product liability, cybersecurity and data privacy losses. We also maintain third-party insurance for resultant losses that could occur during a business interruption. However, we are required to pay deductibles, and our insurance coverage is limited to certain caps, therefore our insurance may not be adequate to cover future losses. Any increase in the frequency or severity of natural disaster events could result in increased insurance premiums.

Further, while insurance reimburses us for our lost gross earnings during a business interruption, if we are unable to supply our customers with our products for an extended period of time, there can be no assurance that we will regain the customers' business once the product supply is returned to normal.

Our significant international operations subject us to foreign currency fluctuations and other risks associated with operating in countries outside the U.S.

A significant portion of our revenues, approximately 44% of 2025 consolidated net sales, were to customers outside the U.S. We have sales subsidiaries in a significant number of countries in Europe as well as Australia, Canada, China, Japan, and Korea. In those countries in which we have a direct presence, our sales are denominated in the local currency and those sales denominated in local currency amounted to approximately 32% of our total net sales in 2025. The remaining 12% of sales to customers outside the U.S. was on an export basis and transacted in U.S. dollars.

Because a significant portion of our operations consist of sales activities in jurisdictions outside the U.S., our financial results may be affected by factors such as changes in foreign currency exchange rates or weak economic conditions in the markets in which we distribute products. While we have a hedging strategy involving foreign currency forward contracts, our revenues and earnings are only partially protected from foreign currency translation if the U.S. dollar strengthens as compared with currencies such as the Euro. Further, as of the date of this Annual Report on Form 10-K, we have not entered into any foreign currency forward contracts beyond 2027. Our international presence exposes us to certain other inherent risks, including:

• imposition of limitations on conversions of foreign currencies into dollars or remittance of dividends and other payments by international subsidiaries;
• imposition or increase of withholding and other taxes on remittances and other payments by international subsidiaries;
• trade barriers and tariffs;
• compliance with economic sanctions, trade embargoes, export controls, and the customs laws and regulations of the many countries in which we operate;
• political risks, including political instability;
• reliance on third parties to distribute our products;
• hyperinflation in certain countries outside the U.S.; and
• imposition or increase of investment and other restrictions by foreign governments.

We cannot be certain that such risks will not have a material adverse effect on our business and results of operations.

Our new products may fail to achieve expected levels of market acceptance.

New product introductions may fail to achieve market acceptance. The degree of market acceptance for any of our products will depend upon a number of factors, including:

• our ability to develop and introduce new products and product enhancements on a timely basis;
• our ability to successfully implement new technologies;
• the market's readiness to accept new products;
• having adequate financial and technological resources for future product development and promotion;
• the efficacy of our products;
• the extent to which we have, are able to fund and develop, clinical data surrounding the use and efficacy of our products; and
• the prices of our products compared to the prices of our competitors' products.

If our new products do not achieve market acceptance, we may be unable to recover our investments and may lose business to competitors.

In addition, some of the companies with which we now compete, or may compete in the future, have or may have more extensive research, marketing and manufacturing capabilities and significantly greater technical and personnel resources than we do, and may be better positioned to continue to improve their technology in order to compete in an evolving industry. See "Products" in Item 1 - Business for a further discussion of these competitive forces.

Our Board of Directors may, in the future, not approve payment of a dividend on common stock.

We paid a quarterly dividend to our shareholders from 2012 until October 2025, when our Board of Directors suspended our dividend payments in connection with the decision to extend our share repurchase program. We may not pay dividends in the future. All decisions regarding our payment of dividends will be made by our Board of Directors from time to time, and are subject to an evaluation of our financial condition, results of operations and capital requirements, applicable law, industry practice, contractual restraints and other business considerations. In addition, our senior credit agreement restricts our ability to pay dividends, and the terms of agreements governing debt that we may incur in the future may also limit or prohibit dividend payments. We may not have sufficient surplus or net profits under Delaware law to be able to pay any dividends, which may result from extraordinary cash expenses, actual expenses exceeding contemplated costs, funding of capital expenditures or increases in reserves.

Anti-takeover provisions in our organizational documents and Delaware law could delay or prevent a change in control.

Provisions of our certificate of incorporation and bylaws may delay or prevent a merger or acquisition that a shareholder may consider favorable. These provisions include:

- the ability of our Board of Directors to issue shares of preferred stock and to determine the price and other terms of those shares, including preferences and voting rights, without shareholder approval, which could be used to significantly dilute the ownership of a hostile acquirer;
- the requirement that a special meeting of shareholders may be called only by the Board of Directors, the chair of the Board of Directors, the president, or stockholders holding at least 25% of our outstanding stock (subject to certain procedural and informational requirements), which may delay the ability of our shareholders to force consideration of a proposal or to take action;
- the procedural safeguards in place in connection with stockholder action by written consent, including a requirement that stockholders of at least 25% of our outstanding common stock request that the Board of Directors set a record date to determine the stockholders entitled to act by written consent;
- providing indemnification and exculpation rights to our directors and officers;
- advance notice procedures that shareholders must comply with in order to nominate candidates to our Board of Directors or to propose matters to be acted upon at a shareholders' meeting, which may discourage or deter a potential acquirer from conducting a solicitation of proxies to elect the acquirer's own slate of directors or otherwise attempting to obtain control of us; and
- exclusive forum provisions, including provisions providing for the Court of Chancery of the State of Delaware as the exclusive forum for bringing certain actions.

As a Delaware corporation, we are also subject to Section 203 of the Delaware General Corporation Law, which provides that we may not engage in a business combination, such as a merger, consolidation, recapitalization, asset sale or disposition of stock, with any "interested stockholder" for a period of three years from the date that the interested stockholder first became an interested stockholder unless certain conditions are met.

Any provision of our certificate of incorporation and bylaws or Delaware law that has the effect of delaying or deterring a change in control could limit the opportunity for our shareholders to receive a premium for their shares of our common stock, and could also affect the price that some investors are willing to pay for our common stock.

Violations of environmental, social and governance laws and regulations and climate change initiatives could materially and adversely affect our business, financial condition, and results of operations.

Our business and facilities and those of our suppliers are subject to a number of federal, state, local and international laws and regulations governing environmental, social and governance ("ESG") matters. Governments, investors, customers, employees and other stakeholders have been increasingly focused on corporate responsibility practices and disclosures, and expectations in this area continue to rapidly evolve. Implementation of measures to meet ESG requirements and expectations involves risks and uncertainties, requires investments and depends in part on third party performance or data that is outside our control.

The quickly evolving landscape could result in greater regulatory requirements or expectations of us and cause us to undertake costly initiatives to satisfy such new criteria. If we fail to comply with current or future ESG laws and regulations, we could be subject to fines or penalties, and/or be prohibited from selling our products in certain countries. Moreover, the increasing attention to corporate responsibility initiatives could also result in reduced demand for our products, reduced profits and increased litigation and exposure.

If we are unable to satisfy evolving criteria, investors and other stakeholders may conclude that our policies and/or actions with respect to corporate responsibility matters are inadequate. If we fail or are perceived to have failed to comply with corporate responsibility laws and regulations, meet evolving expectations or accurately disclose our progress, we could face legal and regulatory proceedings and our reputation, business, financial condition and results of operations could be adversely impacted.

Our ability to attract and retain qualified employees is critical to our success.

Our employees are our most important resource, and in many areas of the medical industry, competition for qualified personnel is intense. We seek to attract talented and diverse new employees and retain and motivate our existing employees. If we are unable to continue to attract or retain qualified employees, including our executives, our performance, including our competitive position, could be materially and adversely affected.

Item 1B. Unresolved Staff Comments

None.

Item 1C. Cybersecurity

We take an active role in ensuring the confidentiality, integrity, and availability of data, systems, processes, applications, and products. We are diligent when it comes to safeguarding the data of our strategic partners, employees, existing and future customers, and our teams throughout the globe. We take the protection of proprietary information, intellectual property, and sensitive information seriously, making it our commitment to provide comprehensive prevention, detection, and response capabilities, in order to maintain integrity.

We manage cyber risk and assess internal maturity capabilities by leveraging the National Institute of Standards and Technology (NIST) framework and the ISO 27001 framework, in conjunction with the Center for Internet Security (CIS) top 18 risk framework. Internal and external assessments are conducted for best practice benchmarking. CONMED is certified and externally audited to the ISO 27001 framework and the NIST framework. Outputs from these assessments and audits are used to develop strategic priorities, and to develop tactical action plans to continue to mature our cyber posture.

CONMED leverages technologies, external consultants and vendors to support our risk management strategies, threat insights, trends, and mitigation approaches. We maintain a third-party information technology vendor risk management program designed to identify, assess, and manage risks associated with external parties that access or support our networks, systems, or digital assets. As part of this program, our IT security personnel evaluate third-party vendors using a structured risk-rating methodology to identify those that may present elevated cybersecurity or operational risks.

The program incorporates input from internal commercial and operational teams, as well as our legal and compliance functions. Using an established assessment platform and industry-recognized cybersecurity standards and frameworks, our IT security team conducts risk assessments of vendors determined to pose the greatest potential impact to our systems or data. This process includes working with internal stakeholders responsible for the applicable systems or applications, and with the vendors themselves, to obtain and review information necessary to evaluate associated risks.

Where significant risks are identified, we communicate these findings to the vendor and document any required or proposed compensating controls in coordination with that vendor. Internal stakeholders then review the assessment results to evaluate whether the risks identified are appropriate in light of the business value of the relevant product or service.

In addition, CONMED has published corporate policies that support our cybersecurity efforts, such as our employee handbook, and has proactively implemented protection measures such as endpoint encryption, endpoint monitoring (EDR), remote access, VPN, and multi-factor authentication. Policies and procedures must go through a controlled review process by senior management to ensure relevant updates are being incorporated in our policies.

The Board of Directors oversees management's processes for identifying and mitigating risks, including cybersecurity risks, to help align our risk exposure with our strategic objectives. Our executive management team, inclusive of our Chief Information Officer (CIO), are responsible for managing cybersecurity risk, including assessing cyber maturity and development of short and long-term strategies. Our cybersecurity leader has extensive leadership and experience within the cybersecurity space. We invest in the growth and development of our security team's expertise through hands-on training, technical industry certifications and security domain specific conferences. Security is approached as a unified company strategy, where everyone in the organization plays a key role in the success of our programs. Through required phishing training and awareness campaigns, policy and procedures training, and periodic multi-level tabletop exercise scenarios, we continue to improve identification, reporting, response, recovery, and prevention of threats. We engage in penetration testing, provided by external entities to ensure our internal processes and controls are validated.

We continue to invest in IT Security to improve technical capabilities, streamline response effectiveness, and harden preventive, detection, and response measures, while growing the core security organization to support business growth efforts.

We build our security program with the intent of a global reach and a global customer base at the forefront of our minds. Cybersecurity risk factors are evaluated, prioritized, and connected to annual strategic priorities. Strategic priorities are comprised of critical cybersecurity efforts in an ongoing effort to mitigate internal or external risks factors, and drive maturity objectives. We have developed and continue to develop strategic and tactical cyber capabilities to provide a modern approach to protecting the partnerships we have built our business around. This is, and will continue to be, an ongoing effort to provide and implement cyber best practices. Our Audit Committee is briefed semi-annually by our management team to provide awareness around IT environmental risk factors, cyber posture, global threat landscape, and changing regulatory requirements. Decisions are then made based on all assessed risk factors, including cyber maturity growth, strategic personnel, and appropriate cyber capability. All critical response activities are assessed and communicated from executive management to the Audit Committee which then reports to the Board of Directors.

During the fiscal year ended December 31, 2025 and through the date of the filing of this Form 10-K, we have not identified any specific risks from cybersecurity threats that have materially affected, or are reasonably likely to affect, our business strategy, results of operations, or financial condition. The risk factors related to cybersecurity threats identified to be reasonably likely to affect, our business strategy, results of operations, or financial condition are included in "Item 1A. Risk Factors - Other Risks Related to Our Business".

Item 2. Properties

Facilities

The following table sets forth certain information with respect to our principal operating facilities. We believe that our facilities are generally well maintained, are suitable to support our business and adequate for present and anticipated needs.

Location	Square Feet	Own or Lease	Lease Expiration
Utica, NY	500,000	Own	—
Largo, FL	278,000	Own	—
Lithia Springs, GA	330,000	Lease	September 2034
Chihuahua, Mexico	207,720	Lease	October 2029
Greenwood Village, CO	50,405	Lease	May 2036
Chihuahua, Mexico	40,626	Lease	March 2028
Brussels, Belgium	58,276	Lease	June 2030
Mississauga, Canada	36,054	Lease	July 2036
Cordova, TN	26,110	Lease	April 2032

Our principal manufacturing facilities are located in Utica, NY, Largo, FL and Chihuahua, Mexico. Lithia Springs, GA and Brussels, Belgium are our principal distribution centers. We also maintain sales and administrative offices in countries throughout the world.

Item 3. Legal Proceedings

We are involved in various proceedings, legal actions and claims arising in the normal course of business, including proceedings related to product, labor and intellectual property and other matters that are more fully described in Note 13. We are not a party to any pending legal proceedings other than ordinary routine litigation incidental to our business.

Item 4. Mine Safety Disclosures

Not applicable.

PART II

Item 5. Market for the Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities

Our common stock, par value $.01 per share, is traded on the New York Stock Exchange ("NYSE") under the symbol "CNMD". At January 26, 2026, there were 432 registered holders of our common stock and approximately 59,612 accounts held in "street name."

Effective as of October 31, 2025, our Board of Directors has authorized a $150.0 million share repurchase program (the "Modified Program") which modified our prior $200.0 million share repurchase program (the "Prior Program"), under which $37.4 million had remained available for repurchases prior to the establishment of the Modified Program. Through October 30, 2025, we repurchased a total of 6.1 million shares of common stock aggregating $162.6 million under the Prior Program. The Modified Program calls for shares to be purchased in the open market or in private transactions from time to time. We may suspend or discontinue the Modified Program at any time. We did not purchase any shares of common stock under the Prior Program or the Modified Program during 2025. The Company expects to repurchase at least $25.0 million in shares annually beginning in 2026. We have financed the repurchases and may finance additional repurchases through operating cash flow and from available borrowings under our revolving credit facility. With the decision to extend the share repurchase program, we have suspended our dividend payments and the Board of Directors will consider whether to declare dividends and the amount of such dividends from time to time in the future. We paid approximately $24.7 million of dividends during 2025. See Note 9 for further details. Also, refer to "Item 1A. Risk Factors - Other Risk Factors Related to our Business - Our Board of Directors may, in the future, not approve payment of a dividend on common stock."

Refer to Item 12 for information relating to compensation plans under which equity securities of CONMED Corporation are authorized for issuance.

Performance Graph

The performance graph below compares the cumulative five-year total shareholder return on the Company's Common Stock with the cumulative total return of the S&P 500 Index and the Standard & Poor's Health Care Equipment Index. In each case, the cumulative total return assumes reinvestment of dividends into the same class of equity securities at the frequency with which dividends are paid on such securities during the applicable fiscal year.



COMPARISON OF 5 YEAR CUMULATIVE TOTAL RETURN*
Among Conmed Corporation, the S&P 500 Index
and the S&P 500 Health Care Equipment Index

*$100 invested on 12/31/20 in stock or index, including reinvestment of dividends.
Fiscal year ending December 31.

Copyright© 2025 Standard & Poor's, a division of S&P Global. All rights reserved.

The stock price performance included in this graph is not necessarily indicative of future stock price performance.

Item 6. [Reserved]

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

The following discussion should be read in conjunction with our Consolidated Financial Statements and related notes contained elsewhere in this report.

This section of this Form 10-K generally discusses 2025 and 2024 items and year-to-year comparisons between 2025 and 2024. Discussions of 2023 items and year-to-year comparisons between 2024 and 2023 that are not included in this Form 10-K can be found in "Management's Discussion and Analysis of Financial Condition and Results of Operations" in Part II, Item 7 of the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 2024.

Amounts reported in millions within this Form 10-K are computed based on the amounts in thousands, and therefore, the sum of the components may not equal the total amount reported in millions due to rounding. Additionally, certain columns and rows within tables may not sum due to rounding.

Overview of CONMED Corporation

CONMED Corporation is a medical technology company that provides devices and equipment for surgical procedures. The Company's products are used by surgeons and other healthcare professionals in a variety of specialties including orthopedics, general surgery, gynecology, thoracic surgery and gastroenterology.

Our product lines consist of orthopedic surgery and general surgery. Orthopedic surgery consists of sports medicine instrumentation and lower extremities instrumentation and implants, small bone, large bone and specialty powered surgical instruments as well as imaging systems for use in minimally invasive surgical procedures and service fees related to the promotion and marketing of sports medicine allograft tissue. General surgery consists of a complete line of endo-mechanical instrumentation for minimally invasive laparoscopic and gastrointestinal procedures, smoke evacuation devices, a line of cardiac monitoring products as well as electrosurgical generators and related instruments. These product lines as a percentage of consolidated net sales are as follows:

	2025	2024	2023
Orthopedic surgery	42 %	42 %	43 %
General surgery	58	58	57
Consolidated net sales	100 %	100 %	100 %

A significant amount of our products are used in surgical procedures with approximately 86% of our revenues derived from the sale of single-use products. Our capital equipment offerings also facilitate the ongoing sale of related single-use products and accessories, thus providing us with a recurring revenue stream. We manufacture substantially all of our products in facilities located in the United States and Mexico. We market our products both domestically and internationally directly to customers and through distributors. International sales approximated 44% in 2025, 43% in 2024 and 44% in 2023.

Business Environment

In recent years, the Company has been impacted by the macro-economic environment, including inflationary pressures, and we have been experiencing higher manufacturing and operating costs as well as ongoing supply chain challenges. In addition, our results of operations are being impacted by tariffs placed on imported goods to the United States as well as exporting of products to other countries. We continue to monitor our spending and expenses in light of these factors. This will likely continue to impact our results of operations and we therefore engaged a consulting firm in 2025 to evaluate and propose improvements in our manufacturing operations. We are actively working to mitigate this impact. See "Item 1A. Risk Factors" for more information.

During 2025, we performed a product portfolio review. This resulted in the discontinuation of certain products and cancellation of planned new product lines as further described below. In addition, on December 5, 2025, we announced our intent to exit our gastroenterology product lines as part of our portfolio optimization strategy. This included the termination of our distribution agreement with W.L. Gore & Associates, Inc. ("Gore®") for the Gore® VIABIL® biliary stent effective January 1, 2026 and the expected exit from the remaining products in our gastroenterology product portfolio. While the Company is reviewing strategic options related to its decision to exit its gastroenterology product portfolio, there is no certainty on the timing of these options; therefore, the related assets do not require reclassification on the consolidated balance sheet.

The Company has not been materially impacted by the conflicts in Ukraine and the Middle East. The Company has no direct operations in these regions with our business limited to selling to third party distributors. Total revenues and accounts receivable associated with sales to third party distributors in these regions are not material to the consolidated financial statements. We will continue to monitor and adjust our business strategy in response to the conflicts in these regions.

Critical Accounting Policies

Preparation of our financial statements requires us to make estimates and assumptions which affect the reported amounts of assets, liabilities, revenues and expenses. Note 1 describes the significant accounting policies used in preparation of the consolidated financial statements. The most significant areas involving management judgments and estimates are described below and are considered by management to be critical to understanding the financial condition and results of operations of CONMED Corporation. Actual results may or may not differ from these estimates.

Goodwill and Intangible Assets

We have a history of growth through acquisitions. Assets and liabilities of acquired businesses are recorded at their estimated fair values as of the date of acquisition. Goodwill represents costs in excess of fair values assigned to the underlying net assets of acquired businesses. Factors that contribute to the recognition of goodwill include synergies that are expected to increase net sales and profits; acquisition of a talented workforce; cost savings opportunities; the strategic benefit of expanding our presence in core and adjacent markets; and diversifying our product portfolio. Customer and distributor relationships, trademarks, tradenames, developed technology, patents and other intangible assets primarily represent allocations of purchase price to identifiable intangible assets of acquired businesses. Sales representation, marketing and promotional rights represent intangible assets created under our agreement with Musculoskeletal Transplant Foundation ("MTF"). Determining the fair value of intangible assets acquired as part of a business combination requires us to make significant estimates. These estimates include the timing and amount of cash flow projections, including revenue growth rates, obsolescence rate, EBITDA margin, the customer attrition rate, royalty rate and discount rates. As these are significant estimates, we would obtain the assistance of a third-party valuation specialist in estimating fair values of intangible assets for significant acquisitions.

Goodwill and intangible assets deemed to have indefinite lives are not amortized, but are subject to at least annual impairment testing. It is our policy to perform our annual impairment testing in the fourth quarter. The identification and measurement of goodwill impairment involves the estimation of the fair value of our business. Estimates of fair value are based on the best information available as of the date of the assessment. We completed our goodwill impairment testing of our single reporting unit during the fourth quarter of 2025. We performed our impairment test utilizing the market capitalization approach to determine whether the fair value of our single reporting unit is less than its carrying amount. Based upon our assessment, the fair value of our reporting unit continues to exceed carrying value.

Intangible assets with a finite life are amortized over the estimated useful life of the asset and are evaluated each reporting period to determine whether events and circumstances warrant a revision to the remaining period of amortization. Intangible assets subject to amortization are reviewed for impairment whenever events or changes in circumstances indicate that its carrying amount may not be recoverable. The carrying amount of an intangible asset subject to amortization is not recoverable if it exceeds the sum of the undiscounted cash flows expected to result from the use of the asset. An impairment loss is recognized by reducing the carrying amount of the intangible asset to its current fair value.

For all other indefinite-lived intangible assets, we performed our impairment testing as of the fourth quarter of 2025 utilizing the relief from royalty income based approach to determine whether the fair value is less that the carrying amount. A considerable amount of management judgment and assumptions are required in performing the impairment testing. The key assumptions used in the impairment testing were long-term revenue growth projections, royalty rates, discount rates and general industry, market and macro-economic conditions. Based upon this assessment, we have determined that our indefinite-lived intangible assets are not impaired.

See Note 6 for further discussion of goodwill and other intangible assets.

Contingent Consideration

Certain acquisitions involve potential payments of future consideration that is contingent upon the acquired businesses reaching certain performance milestones. The Company records contingent consideration at fair value at the date of acquisition based on the consideration expected to be transferred, estimated as the probability-weighted future cash flows, discounted back to present value. The fair value of contingent consideration is measured using projected payment dates, discount rates, revenue volatilities, and projected revenues. Projected revenues are based on the Company's most recent internal operational budgets and long-range strategic plans. The discount rate used is determined at the time of measurement in accordance with accepted valuation methodologies. Changes in projected revenues, revenue volatilities, discount rates, and projected payment dates may result in adjustments to the fair value measurements. Contingent consideration is remeasured each reporting period using Level 3 inputs, and the change in fair value, including accretion for the passage of time, is recognized as income or expense within selling and administrative expense in the consolidated statements of comprehensive income. The fair value of contingent consideration at December 31, 2025 was $2.2 million for the In2Bones Global, Inc. acquisition and $59.2 million for the Biorez, Inc. acquisition. Contingent consideration payments made soon after the acquisition date are classified as investing activities in the consolidated statements of cash flows. Contingent consideration payments not made soon after the acquisition date that are related to the acquisition date fair value are reported as financing activities in the consolidated statements of cash flows, and amounts paid in excess of the original acquisition date fair value are reported as operating activities in the consolidated statements of cash flows. See Note 15 for further discussion of contingent consideration.

Pension Plan

We sponsor a defined benefit pension plan (the "pension plan") that was frozen in 2009. It covered substantially all our United States based employees at the time it was frozen. In conjunction with the pension plan, we recorded a pension benefit obligation totaling $70.7 million as of December 31, 2025. In accounting for this pension plan, we are required to make a number of assumptions, including the discount rate and mortality. The discount rate represents the interest rate used in estimating the present value of projected cash flows to settle the Company's pension obligations. The discount rate assumption is determined by using a full yield curve approach, which involves applying the specific spot rates along the yield curve used in the determination of the benefit obligation that correlates to the relevant projected cash flows. The mortality assumptions are based on the Pri-2012 Mortality Tables using the MP-2021 mortality improvement scale.

In performing a sensitivity analysis on the pension benefit obligation, a 0.25% increase in our discount rate would decrease the pension benefit obligation by $1.4 million and a 0.25% decrease in the discount rate would increase the pension benefit obligation by $1.4 million. See Note 12 for further discussion of the pension plan.

Consolidated Results of Operations

The following table presents, as a percentage of net sales, certain categories included in our consolidated statements of comprehensive income for the periods indicated:

	Years Ended December 31,		
	2025	**2024**	**2023**
Net sales	100.0 %	100.0 %	100.0 %
Cost of sales	45.4	43.9	45.7
Gross profit	54.6	56.1	54.3
Selling and administrative expense	43.1	36.6	40.4
Research and development expense	4.1	4.2	4.2
Income from operations	7.5	15.3	9.7
Interest expense	2.3	2.9	3.2
Other expense	—	—	—
Income before income taxes	5.2	12.5	6.5
Provision for income taxes	1.8	2.3	1.3
Net income	3.4 %	10.1 %	5.2 %

Net Sales

The following table presents net sales by product line for the years ended December 31, 2025, 2024 and 2023:

		2025		2024	As Reported	Impact of Foreign Currency	Constant Currency [a]
					% Change from 2024 to 2025		
Orthopedic surgery	$	574.6	$	544.0	5.6%	-0.1%	5.5%
General surgery		800.1		763.0	4.9%	-0.2%	4.7%
Net sales	$	1,374.7	$	1,307.0	5.2%	-0.1%	5.1%
Single-use products	$	1,183.8	$	1,112.1	6.4%	-0.1%	6.3%
Capital products		190.9		194.9	-2.1%	—%	-2.1%
Net sales	$	1,374.7	$	1,307.0	5.2%	-0.1%	5.1%

		2024		2023	As Reported	Impact of Foreign Currency	Constant Currency [a]
					% Change from 2023 to 2024		
Orthopedic surgery	$	544.0	$	533.1	2.0%	0.5%	2.5%
General surgery		763.0		711.6	7.2%	0.3%	7.5%
Net sales	$	1,307.0	$	1,244.7	5.0%	0.3%	5.3%
Single-use products	$	1,112.1	$	1,038.5	7.1%	0.3%	7.4%
Capital products		194.9		206.2	-5.5%	0.4%	-5.1%
Net sales	$	1,307.0	$	1,244.7	5.0%	0.3%	5.3%

[a] Refer to Non-GAAP Financial Measures below for further details.

Net sales increased 5.2% in 2025 due to growth in both the orthopedic surgery and general surgery product lines.

- Orthopedic surgery sales increased 5.6% in 2025 as a result of growth in our sports medicine and BioBrace® product offerings.

- General surgery sales increased 4.9% in 2025 as a result of growth in our AirSeal®, specimen bags and biliary product offerings.

Cost of Sales

Cost of sales was $624.2 million in 2025 compared to $574.0 million in 2024. Gross profit margins decreased by 1.5 percentage points to 54.6% in 2025 from 56.1% in 2024.

During 2025 we incurred costs of $12.5 million for the engagement of consultants to evaluate and propose improvements to our supply chain and manufacturing operations. As a result of our consultations and internal review, we wrote off $22.2 million in inventory, equipment, tooling and patents related to the cancellation of planned new product lines and discontinuation of certain catalog numbers during 2025.

These increases were partially offset by a benefit of $9.9 million resulting from the early termination of our distribution agreement with Gore® during 2025 and $1.4 million of expense incurred in 2024 related to the write-off of inventory, tooling and equipment related to the cancellation of a planned new product line.

Selling and Administrative Expense

Selling and administrative expense was $592.0 million in 2025 compared to $478.3 million in 2024. Selling and administrative expense as a percentage of net sales was 43.1% in 2025 and 36.6% in 2024.

The increase in selling and administrative expense as a percentage of net sales in 2025 was primarily driven by:

- an increase of $64.0 million in costs related to fair value adjustments to contingent consideration ($23.0 million of expense in 2025 compared to $41.0 million of income in 2024), see Note 15;
- $12.2 million of cash and stock-based compensation costs related to advisory services provided by our former Chief Executive Officer in 2025; and
- $12.9 million of consulting fees and other costs related to operational optimization during 2025.

Salesforce and commissions, marketing, general & administrative costs and amortization expense in 2025 were in line with 2024 as a percentage of sales.

Research and Development Expense

Research and development expense was $55.9 million in 2025 and $54.4 million in 2024. As a percentage of net sales, research and development expense was 4.1% and 4.2% in 2025 and 2024, respectively. As a percentage of sales research and development expense decreased 0.1 percentage points mainly driven by the timing of research and development projects.

Interest Expense

Interest expense decreased to $31.1 million in 2025 compared to $37.3 million in 2024. The weighted average interest rates on our borrowings were 2.79% in 2025 decreasing from 3.15% in 2024. The decrease in interest expense in 2025 was driven by lower weighted average borrowings outstanding and lower weighted average interest rates during 2025.

Other Expense

Other expense during 2025 was related to costs associated with our eighth amended and restated senior credit agreement entered into June 10, 2025, as further described in Note 7. These costs included $0.4 million related to a loss on early extinguishment and third party fees.

Provision for Income Taxes

A provision for income taxes was recorded at an effective rate of 33.8% and 18.8% in 2025 and 2024, respectively. As compared to the federal statutory rate of 21.0%, the 2025 effective tax rate was higher primarily due to state tax expense, foreign tax expense from jurisdictions with higher statutory tax rates, the change in fair value of contingent consideration that is not deductible for income tax purposes and certain compensation expense and stock-based compensation costs related to advisory services provided by the former Chief Executive Officer that are not deductible for income tax purposes. This expense was offset by federal tax benefits from research credits and the effect of cross-border tax laws. The 2024 effective tax rate was lower primarily due to change in fair value of contingent consideration that is excluded from income for tax purposes, federal tax benefits from research credits and U.S. tax on worldwide earnings at different rates. These benefits were offset by state tax expense and foreign tax expense from jurisdictions with higher statutory tax rates. A reconciliation of the United States statutory income tax rate to our effective tax rate is included in Note 8.

On July 4, 2025, the One Big Beautiful Bill Act ("OBBBA") was signed into law in the United States. The OBBBA permanently extends and modifies significant provisions of the Tax Cuts and Jobs Act. The Company has included the impact of the OBBBA in the income tax provision for the year ended December 31, 2025. The impact was not material to the consolidated financial statements.

Non-GAAP Financial Measures

Net sales on a "constant currency" basis is a non-GAAP measure. The Company analyzes net sales on a constant currency basis to better measure the comparability of results between periods. To measure percentage sales growth in constant currency, the Company removes the impact of changes in foreign currency exchange rates that affect the comparability and trend of net sales.

Because non-GAAP financial measures are not standardized, it may not be possible to compare this financial measure with other companies' non-GAAP financial measures having the same or similar names. This adjusted financial measure should not be considered in isolation or as a substitute for reported net sales growth, the most directly comparable GAAP financial measure. This non-GAAP financial measure is an additional way of viewing net sales that, when viewed with our GAAP results, provides a more complete understanding of our business. The Company strongly encourages investors and shareholders to review our financial statements and publicly-filed reports in their entirety and not to rely on any single financial measure.

Liquidity and Capital Resources

Our liquidity needs arise primarily from capital investments, working capital requirements and payments on indebtedness under the eighth amended and restated senior credit agreement and outstanding convertible notes. We have historically met these liquidity requirements with funds generated from operations, borrowings under our revolving credit facility and issuances of debt in the capital markets. In addition, we have historically used term borrowings, including borrowings under the amended and restated senior credit agreement and borrowings under separate loan facilities, in the case of real property purchases, to finance our acquisitions, including payments of contingent consideration. We also have the ability to raise funds through the sale of stock or we may issue debt through a private placement or public offering.

We had total cash on hand at December 31, 2025 of $40.8 million, of which approximately $29.3 million was held by our foreign subsidiaries outside the United States with unremitted earnings. During 2025, we redeployed $5.3 million of cash from certain non-U.S. subsidiaries primarily for U.S. debt reduction. We may repatriate funds from certain foreign subsidiaries in the future. Refer to Note 8 for further details.

Operating Cash Flows

Our net working capital position was $357.8 million at December 31, 2025. Net cash provided by operating activities was $170.7 million in 2025 and $167.0 million in 2024 generated on net income of $47.1 million in 2025 and $132.4 million in 2024. Net income during 2024 included a $41.0 million non-cash gain related to the adjustment to fair value of the contingent consideration liability compared to a $23.0 million non-cash charge in 2025. In addition, below is a summary of significant changes in assets and liabilities:

• A decrease in cash flows from accounts receivable due to timing of sales and cash receipts compared to the same period a year ago;
• A decrease in cash flows from inventory as we increased inventory to mitigate supply chain challenges;
• A decrease in cash flows from accounts payable due to the timing of payments;
• An increase in cash flows from accrued compensation and benefits due to lower incentive compensation payments during 2025 compared to 2024 and higher incentive compensation accruals in 2025; and
• An increase in cash flows from other liabilities in 2025 compared to 2024 due to higher accruals mainly related to consulting fees.

Investing Cash Flows

Net cash used in investing activities increased by $7.9 million in the year ended December 31, 2025 mainly due to capital expenditures being higher at $19.8 million in 2025 compared to $13.1 million in the year ended December 31, 2024.

Financing Cash Flows

Financing activities in 2025 used cash of $135.8 million compared to $151.0 million in 2024. Below is a summary of the significant financing activities impacting the change during 2025 compared to 2024:

• During 2025, we had net payments on our term loan of $74.6 million, inclusive of a $25.2 million impact on both borrowings and repayments between independent counterparties associated with the eighth amended and restated senior credit agreement. There were no net payments in 2024.

- During 2024, we repaid the remaining $70.0 million outstanding on the 2.625% Notes.
- During 2025, we paid $33.8 million in contingent consideration related to the Biorez, Inc. acquisition compared to $56.9 million in 2024 for the In2Bones Global, Inc. and Biorez, Inc acquisitions.
- During 2025, we did not have any net payments on our revolving line of credit, compared to $2.0 million in net payments in 2024.
- During 2025, we had net cash proceeds of $1.9 million related to stock issued under employee plans compared to $5.5 million in 2024.
- During 2025, we paid $2.9 million in debt issuance costs compared to $0.3 million in 2024.

Other Liquidity Matters

Our cash balances and cash flows generated from operations may be used to fund strategic investments, business acquisitions, including contingent consideration payments, working capital needs, repayment of debt, research and development, common stock repurchases and payments of dividends to our shareholders. Management believes that cash flow from operations, including cash and cash equivalents on hand and available borrowing capacity under our eighth amended and restated senior credit agreement, will be adequate to meet our anticipated operating working capital requirements, debt service, funding of capital expenditures, dividend payments and common stock repurchases for at least the next twelve months from the filing of this annual report on Form 10-K. In addition, management believes we could access capital markets, as necessary, to fund future business acquisitions.

In recent years, the Company has been impacted by the macro-economic environment and we are experiencing higher manufacturing and operating costs caused by inflationary pressures, tariffs and ongoing supply chain challenges. We continue to monitor our spending and expenses in light of these factors. However, we may need to take further steps to reduce our costs, or to refinance our debt if we cannot mitigate these higher costs. See "Item 1A. Risk Factors - Risks Related to Our Indebtedness."

There were $40.0 million in borrowings outstanding on the term loan facility as of December 31, 2025. There were no borrowings outstanding under the revolving credit facility as of December 31, 2025. Our available borrowings on the revolving credit facility at December 31, 2025 were $648.5 million with approximately $1.5 million of the facility set aside for outstanding letters of credit.

The eighth amended and restated senior credit agreement is collateralized by substantially all of our personal property and assets. The eighth amended and restated senior credit agreement contains covenants and restrictions which, among other things, require the maintenance of certain financial ratios and restrict dividend payments and the incurrence of certain indebtedness and other activities, including acquisitions and dispositions. It also includes a minimum liquidity covenant that commences 91 days prior to the earliest scheduled maturity date of the Company's convertible notes. This covenant requires the Company to maintain liquidity of at least $75 million plus the aggregate principal amount of the early maturing debt so long as the aggregate principal amount of such early maturing debt exceeds $200 million. We were in full compliance with these covenants and restrictions as of December 31, 2025. We are also required, under certain circumstances, to make mandatory prepayments from net cash proceeds from any issuance of equity and asset sales.

On June 6, 2022, we issued $800.0 million aggregate principal amount of 2.250% Convertible Notes due 2027 (the "2.250% Notes"). Interest is payable semi-annually in arrears on June 15 and December 15 of each year, commencing December 15, 2022. The 2.250% Notes will mature on June 15, 2027, unless earlier repurchased or converted. We expect to seek incremental financing to fund the maturity of the 2.250% Convertible Notes. There can be no assurance we will be able to obtain such financing on acceptable terms. If we are unable to service our indebtedness, we will be forced to adopt an alternative strategy that may include actions such as foregoing acquisitions, reducing or delaying capital expenditures, selling assets, restructuring or refinancing our indebtedness or seeking additional equity capital.

See Note 7 for further information on our financing agreements and outstanding debt obligations.

Effective October 31, 2025, our Board of Directors authorized a $150.0 million share repurchase program (the "Modified Program") which modified our prior $200.0 million share repurchase program (the "Prior Program"), under which $37.4 million had remained available for repurchases prior to the establishment of the Modified Program. Through October 30, 2025, we repurchased a total of 6.1 million shares of common stock aggregating $162.6 million under the Prior Program. The Modified Program calls for shares to be purchased in the open market or in private transactions from time to time. We may suspend or discontinue the Modified Program at any time. We have not purchased any shares of common stock under the Prior Program or the Modified Program during 2025. The Company expects to repurchase at least $25.0 million in shares annually beginning in 2026. We have financed the repurchases and may finance additional repurchases through operating cash flow and from available borrowings under our revolving credit facility. With the decision to extend the share repurchase program, we have suspended our dividend payments and the Board of Directors will consider whether to declare dividends and the amount of such dividends from time to time in the future. We paid approximately $24.7 million of dividends during 2025.

We expect an increased level of capital spending during the year ending December 31, 2026 compared to 2025. Capital spending will be monitored and controlled as the year progresses. We expect to use operating cash flows to satisfy capital spending requirements.

The following table summarizes our contractual obligations for the next five years and thereafter (amounts in thousands) as of December 31, 2025. Purchase obligations represent purchase orders for goods and services placed in the ordinary course of business. Contingent consideration represents the fair value of the current and non-current portions that while not certain if and/or when the payments will be made, are our best estimate of such payments.

| | | Payments Due by Period | | | |
	Total	Less than 1 Year	1-3 Years	3-5 Years	More than 5 Years
Long-term debt	$ 840,000	$ —	$ 800,000	$ 40,000	$ —
Contingent consideration payments	61,408	61,408	—	—	—
Purchase obligations	178,875	156,438	15,096	3,674	3,667
Lease obligations	67,405	9,324	18,810	14,282	24,989
Total contractual obligations	$ 1,147,688	$ 227,170	$ 833,906	$ 57,956	$ 28,656

In addition to the above contractual obligations, we are required to make periodic interest payments on our long-term debt obligations (see additional discussion under Item 7A. "Quantitative and Qualitative Disclosures About Market Risk—Interest Rate Risk" and Note 7). The above table also does not include unrecognized tax benefits of approximately $0.5 million, the timing and certainty of recognition for which is not known (See Note 8).

Stock-based Compensation

We have reserved shares of common stock for issuance to employees and directors under one shareholder-approved share-based compensation plan (the "Plan"). The Plan provides for grants of stock options, stock appreciation rights ("SARs"), dividend equivalent rights, restricted stock, restricted stock units ("RSUs"), performance share units ("PSUs") and other equity-based and equity-related awards. The exercise price on all outstanding stock options and SARs is equal to the quoted fair market value of the stock at the date of grant. RSUs are valued at the market value of the underlying stock on the date of grant. PSUs are valued using a Monte Carlo valuation model at the date of grant. Stock options, SARs, and RSUs are generally non-transferable other than on death and generally become exercisable over a four to five year period from date of grant. PSUs are generally non-transferable other than on death and vest over a three year period from date of grant, PSUs are not earned unless performance targets are achieved after the three year period. Stock options and SARs expire ten years from date of grant. SARs are only settled in shares of the Company's stock (See Note 9). Total pre-tax stock-based compensation expense recognized in the consolidated statements of comprehensive income was $28.3 million, $25.6 million and $24.3 million for the years ended December 31, 2025, 2024 and 2023, respectively.

New Accounting Pronouncements

See Note 2 for a discussion of new accounting pronouncements.

Item 7A. Quantitative and Qualitative Disclosures About Market Risk

Market risk is the potential loss arising from adverse changes in market rates and prices such as commodity prices, foreign currency exchange rates and interest rates. In the normal course of business, we are exposed to various market risks, including changes in foreign currency exchange rates and interest rates. We manage our exposure to these and other market risks through regular operating and financing activities and as necessary through the use of derivative financial instruments.

Foreign Currency Risk

Approximately 44% of our total 2025 consolidated net sales were to customers outside the United States. We have sales subsidiaries in a significant number of countries in Europe as well as Australia, Brazil, Canada, China, Japan and Korea. In those countries in which we have a direct presence, our sales are denominated in the local currency amounting to approximately 32% of our total net sales in 2025. The remaining 12% of sales to customers outside the United States was on an export basis and transacted in United States dollars.

Because a significant portion of our operations consist of sales activities in foreign jurisdictions, our financial results may be affected by factors such as changes in foreign currency exchange rates or weak economic conditions in the markets in which we distribute products. During 2025, foreign currency exchange rates, including the effects of the hedging program, caused sales to increase by approximately $1.9 million.

We hedge forecasted intercompany sales denominated in foreign currencies through the use of forward contracts. We account for these forward contracts as cash flow hedges. To the extent these forward contracts meet hedge accounting criteria, changes in their fair value are not included in current earnings but are included in accumulated other comprehensive loss. These changes in fair value will be recognized into earnings as a component of sales or cost of sales when the forecasted transaction occurs.

We also enter into forward contracts to exchange foreign currencies for United States dollars in order to hedge our currency transaction exposures on intercompany receivables denominated in foreign currencies. These forward contracts settle each month at month-end, at which time we enter into new forward contracts. We have not designated these forward contracts as hedges and have not applied hedge accounting to them.

Refer to Note 15 for further discussion.

Interest Rate Risk

At December 31, 2025, we had approximately $40.0 million of variable rate long-term debt outstanding under our senior credit agreement. Assuming no repayments, if market interest rates for similar borrowings averaged 1.0% more in 2026 than they did in 2025, interest expense would increase, and income before income taxes would decrease by $0.4 million. Comparatively, if market interest rates for similar borrowings average 1.0% less in 2026 than they did in 2025, our interest expense would decrease, and income before income taxes would increase by $0.4 million.

Item 8. Financial Statements and Supplementary Data

Our 2025 Financial Statements are included in this Form 10-K beginning on page 46 and incorporated by reference herein.

Item 9. Changes In and Disagreements with Accountants on Accounting and Financial Disclosures

There were no changes in or disagreement with accountants on accounting and financial disclosure.

Item 9A. Controls and Procedures

As of the end of the period covered by this report, an evaluation was carried out by CONMED Corporation's management, with the participation of our Chief Executive Officer and Chief Financial Officer, of the effectiveness of our disclosure controls and procedures (as defined in Rule 13a-15(e) under the Securities Exchange Act of 1934). Based upon that evaluation, our Chief Executive Officer and Chief Financial Officer concluded that these disclosure controls and procedures were effective as of the end of the period covered by this report. In addition, no change in our internal control over financial reporting (as defined in Rule 13a-15 under the Securities Exchange Act of 1934) occurred during the fourth quarter of the year ended December 31, 2025 that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

Management's Report on Internal Control over Financial Reporting and the Report of Independent Registered Public Accounting Firm thereon are set forth in Part IV, Item 15 of this Annual Report on Form 10-K.

Item 9B. Other Information

During the quarter ended December 31, 2025, none of the members of our Board of Directors or Executive Officers adopted, modified or terminated a trading arrangement intended to satisfy the affirmative defense of Rule 10b5-1(c), under the Securities Exchange Act of 1934.

Item 9C. Disclosure Regarding Foreign Jurisdictions that Prevent Inspections

Not applicable.

PART III

Item 10. Directors, Executive Officers and Corporate Governance

The information required by this item is incorporated herein by reference to the sections captioned "Proposal One: Election of Directors", "Executive Officers" and "Delinquent Section 16(a) Reports" in CONMED Corporation's definitive 2026 Proxy Statement.

We have adopted an insider trading policy governing the purchase, sale and other disposition of our securities by members of our Board of Directors, Executive Officers and employees, and by the Company. We believe this policy is reasonably designed to promote compliance with insider trading laws, rules and regulations and listing standards applicable to the Company.

Item 11. Executive Compensation

The information required by this item is incorporated herein by reference to the sections captioned "Compensation Discussion and Analysis", "Compensation Committee Report", "Summary Compensation Table", "Pay Versus Performance", "Grants of Plan-Based Awards", "Outstanding Equity Awards at Fiscal Year-End", "Option Exercises and Stock Vested", "Non-Qualified Deferred Compensation", "Potential Payments on Termination or Change in Control", "Non-Employee Director Compensation," "Pay Ratio" and "Board of Directors and Compensation Committee Interlocks and Insider Participation; Certain Relationships and Related Transactions" in CONMED Corporation's definitive 2026 Proxy Statement.

Item 12. Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters

The information required by this item is incorporated herein by reference to the section captioned "Security Ownership of Certain Beneficial Owners and Management" in CONMED Corporation's definitive 2026 Proxy Statement.

Information relating to shareholder approved compensation plans under which equity securities of CONMED Corporation are authorized for issuance is set forth below:

Equity Compensation Plan Information

Plan category	Number of securities to be issued upon exercise of outstanding options, warrants and rights (a)	Weighted-average exercise price of outstanding options, warrants and rights (b)	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a)) (c)
Equity compensation plans approved by security holders	4,079,763	$ 87.63	3,822,790
Equity compensation plans not approved by security holders	—	—	—
Total	4,079,763	$ 87.63	3,822,790

Item 13. Certain Relationships and Related Transactions, and Director Independence

The information required by this item is incorporated herein by reference to the section captioned "Directors Nominees", "Executive Officers" and "Board of Directors and Compensation Committee Interlocks and Insider Participation; Certain Relationships and Related Transactions" in CONMED Corporation's definitive 2026 Proxy Statement.

Item 14. Principal Accounting Fees and Services

The information required by this item is incorporated herein by reference to the section captioned "Principal Accounting Fees and Services" in CONMED Corporation's definitive 2026 Proxy Statement.

Item 15. Exhibits, Financial Statement Schedules

Index to Financial Statements

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CONMED CORPORATION

By: /s/ Patrick J. Beyer
Patrick J. Beyer
(President and Chief Executive Officer)

Date:
February 17, 2026

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

Signature	Title	Date
/s/ PATRICK J. BEYER Patrick J. Beyer	President and Chief Executive Officer (Principal Executive Officer)	February 17, 2026
/s/ TODD W. GARNER Todd W. Garner	Executive Vice President, Finance and Chief Financial Officer (Principal Financial Officer)	February 17, 2026
/s/ ANDREW MOLLER Andrew Moller	Vice President, Corporate Controller (Principal Accounting Officer)	February 17, 2026
/s/ LAVERNE COUNCIL Laverne Council	Chair of the Board	February 17, 2026
/s/ DAVID BRONSON David Bronson	Director	February 17, 2026
/s/ BRIAN P. CONCANNON Brian P. Concannon	Director	February 17, 2026
/s/ CHARLES M. FARKAS Charles M. Farkas	Director	February 17, 2026
/s/ MARK KAYE Mark Kaye	Director	February 17, 2026
/s/ KIM KELDERMAN Kim Kelderman	Director	February 17, 2026
/s/ BARBARA SCHWARZENTRAUB Barbara Schwarzentraub	Director	February 17, 2026

Exhibit Index

Exhibit No.		Description
2.1	-	Agreement and Plan of Merger, dated May 21, 2020, by and between CONMED Corporation, a New York corporation, and CONMED Corporation, a Delaware corporation (Incorporated by reference to Exhibit 2.1 of the Company's Current Report on Form 8-K filed with the Securities and Exchange Commission on May 22, 2020).
3.1	-	By-laws of CONMED Corporation, a Delaware corporation (Incorporated by reference to Exhibit 3.2 of the Company's Current Report on Form 8-K filed with the Securities and Exchange Commission on May 22, 2020).
3.2	-	Amended and Restated Certificate of Incorporation of CONMED Corporation (Incorporated by reference to Exhibit 3.1 of the Company's Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on July 27, 2023).
4.1*	-	Description of the Common Stock of CONMED Corporation, a Delaware corporation.
4.2	-	Indenture, dated as of June 6, 2022, by and between CONMED Corporation and U.S. Bank Trust Company, National Association, as trustee (Incorporated by reference to Exhibit 4.1 of the Company's
10.1	-	Amended and Restated Guarantee and Collateral Agreement, dated as of June 10, 2025, made by CONMED Corporation and certain of its subsidiaries in favor of JPMorgan Chase Bank, N.A., as administrative agent (Incorporated by reference to Exhibit 10.2 of the Company's Current Report on Form 8-K filed with the Securities and Exchange Commission on June 16, 2025).
10.2	-	Eighth Amended and Restated Credit Agreement, dated as of June 10, 2025, among CONMED Corporation, the foreign subsidiary borrowers from time to time party thereto, the several lenders from time to time party thereto and JPMorgan Chase Bank, N.A., as administrative agent (Incorporated by reference to Exhibit 10.1 of the Company's Current Report on Form 8-K filed with the Securities and Exchange Commission on June 16, 2025).
10.3	-	Base Note Hedge Transaction Confirmation, dated as of June 1, 2022, between CONMED Corporation and Barclays Bank PLC, through its agent Barclays Capital Inc. (Incorporated by reference to Exhibit 10.1 of the Company's Current Report on Form 8-K filed with the Securities and Exchange Commission on June 7, 2022).
10.4	-	Base Note Hedge Transaction Confirmation, dated as of June 1, 2022, between CONMED Corporation and Bank of America, N.A. (Incorporated by reference to Exhibit 10.2 of the Company's Current Report on Form 8-K filed with the Securities and Exchange Commission on June 7, 2022).
10.5	-	Base Note Hedge Transaction Confirmation, dated as of June 1, 2022, among CONMED Corporation, Jefferies International Limited and Jefferies LLC, as agent (Incorporated by reference to Exhibit 10.3 of the Company's Current Report on Form 8-K filed with the Securities and Exchange Commission on June 7, 2022).
10.6	-	Base Note Hedge Transaction Confirmation, dated as of June 1, 2022, between CONMED Corporation and JPMorgan Chase Bank, National Association (Incorporated by reference to Exhibit 10.4 of the Company's Current Report on Form 8-K filed with the Securities and Exchange Commission on June 7, 2022).
10.7	-	Base Note Hedge Transaction Confirmation, dated as of June 1, 2022, between CONMED Corporation and Nomura Global Financial Products Inc., through its agent Nomura Securities International, Inc. (Incorporated by reference to Exhibit 10.5 of the Company's Current Report on Form 8-K filed with the Securities and Exchange Commission on June 7, 2022).
10.8	-	Base Note Hedge Transaction Confirmation, dated as of June 1, 2022, between CONMED Corporation and Wells Fargo Bank, National Association (Incorporated by reference to Exhibit 10.6 of the Company's Current Report on Form 8-K filed with the Securities and Exchange Commission on June 7, 2022).

10.9	-	Base Warrant Transaction Confirmation, dated as of June 1, 2022, between CONMED Corporation and Barclays Bank PLC, through its agent Barclays Capital Inc. (Incorporated by reference to Exhibit 10.7 of the Company's Current Report on Form 8-K filed with the Securities and Exchange Commission on June 7, 2022).
10.10	-	Base Warrant Transaction Confirmation, dated as of June 1, 2022, between CONMED Corporation and Bank of America, N.A. (Incorporated by reference to Exhibit 10.8 of the Company's Current Report on Form 8-K filed with the Securities and Exchange Commission on June 7, 2022).
10.11	-	Base Warrant Transaction Confirmation, dated as of June 1, 2022, among CONMED Corporation, Jefferies International Limited and Jefferies LLC, as agent (Incorporated by reference to Exhibit 10.9 of the Company's Current Report on Form 8-K filed with the Securities and Exchange Commission on June 7, 2022).
10.12	-	Base Warrant Transaction Confirmation, dated as of June 1, 2022, between CONMED Corporation and JPMorgan Chase Bank, National Association (Incorporated by reference to Exhibit 10.10 of the Company's Current Report on Form 8-K filed with the Securities and Exchange Commission on June 7, 2022).
10.13	-	Base Warrant Transaction Confirmation, dated as of June 1, 2022, between CONMED Corporation and Nomura Global Financial Products Inc., through its agent Nomura Securities International, Inc. (Incorporated by reference to Exhibit 10.11 of the Company's Current Report on Form 8-K filed with the Securities and Exchange Commission on June 7, 2022).
10.14	-	Base Warrant Transaction Confirmation, dated as of June 1, 2022, between CONMED Corporation and Wells Fargo Bank, National Association (Incorporated by reference to Exhibit 10.12 of the Company's Current Report on Form 8-K filed with the Securities and Exchange Commission on June 7, 2022).
10.15	-	Additional Note Hedge Transaction Confirmation, dated as of June 2, 2022, between CONMED Corporation and Barclays Bank PLC, through its agent Barclays Capital Inc. (Incorporated by reference to Exhibit 10.13 of the Company's Current Report on Form 8-K filed with the Securities and Exchange Commission on June 7, 2022).
10.16	-	Additional Note Hedge Transaction Confirmation, dated as of June 2, 2022, between CONMED Corporation and Bank of America, N.A. (Incorporated by reference to Exhibit 10.14 of the Company's Current Report on Form 8-K filed with the Securities and Exchange Commission on June 7, 2022).
10.17	-	Additional Note Hedge Transaction Confirmation, dated as of June 2, 2022, among CONMED Corporation, Jefferies International Limited and Jefferies LLC, as agent (Incorporated by reference to Exhibit 10.15 of the Company's Current Report on Form 8-K filed with the Securities and Exchange Commission on June 7, 2022).
10.18	-	Additional Note Hedge Transaction Confirmation, dated as of June 2, 2022, between CONMED Corporation and JPMorgan Chase Bank, National Association (Incorporated by reference to Exhibit 10.16 of the Company's Current Report on Form 8-K filed with the Securities and Exchange Commission on June 7, 2022).
10.19	-	Additional Note Hedge Transaction Confirmation, dated as of June 2, 2022, between CONMED Corporation and Nomura Global Financial Products Inc., through its agent Nomura Securities International, Inc. (Incorporated by reference to Exhibit 10.17 of the Company's Current Report on Form 8-K filed with the Securities and Exchange Commission on June 7, 2022).
10.20	-	Additional Note Hedge Transaction Confirmation, dated as of June 2, 2022, between CONMED Corporation and Wells Fargo Bank, National Association (Incorporated by reference to Exhibit 10.18 of the Company's Current Report on Form 8-K filed with the Securities and Exchange Commission on June 7, 2022).
10.21	-	Additional Warrant Transaction Confirmation, dated as of June 2, 2022, between CONMED Corporation and Barclays Bank PLC, through its agent Barclays Capital Inc. (Incorporated by reference to Exhibit 10.19 of the Company's Current Report on Form 8-K filed with the Securities and Exchange Commission on June 7, 2022).

10.22	-	Additional Warrant Transaction Confirmation, dated as of June 2, 2022, between CONMED Corporation and Bank of America, N.A. (Incorporated by reference to Exhibit 10.20 of the Company's Current Report on Form 8-K filed with the Securities and Exchange Commission on June 7, 2022).
10.23	-	Additional Warrant Transaction Confirmation, dated as of June 2, 2022, among CONMED Corporation, Jefferies International Limited and Jefferies LLC, as agent (Incorporated by reference to Exhibit 10.21 of the Company's Current Report on Form 8-K filed with the Securities and Exchange Commission on June 7, 2022).
10.24	-	Additional Warrant Transaction Confirmation, dated as of June 2, 2022, between CONMED Corporation and JPMorgan Chase Bank, National Association (Incorporated by reference to Exhibit 10.22 of the Company's Current Report on Form 8-K filed with the Securities and Exchange Commission on June 7, 2022).
10.25	-	Additional Warrant Transaction Confirmation, dated as of June 2, 2022, between CONMED Corporation and Nomura Global Financial Products Inc., through its agent Nomura Securities International, Inc. (Incorporated by reference to Exhibit 10.23 of the Company's Current Report on Form 8-K filed with the Securities and Exchange Commission on June 7, 2022).
10.26	-	Additional Warrant Transaction Confirmation, dated as of June 2, 2022, between CONMED Corporation and Wells Fargo Bank, National Association (Incorporated by reference to Exhibit 10.24 of the Company's Current Report on Form 8-K filed with the Securities and Exchange Commission on June 7, 2022).
10.27	-	Sports Medicine Joint Development and Distribution Agreement by and between Musculoskeletal Transplant Foundation, Inc. and CONMED Corporation dated as of January 3, 2012 (Incorporated by reference to Exhibit 10.1 of the Company's Current Report on Form 8-K dated January 3, 2012).
10.28	-	Agreement and Plan of Merger, dated as of May 4, 2022, by and among CONMED Corporation, Odyssey Merger Sub, Inc., In2Bones Global, Inc. and Sheryl Moroschak, solely in her capacity as representative of In2Bones' equity holders (Incorporated by reference to Exhibit 10.1 of the Company's Current Report on Form 8-K filed with the Securities and Exchange Commission on May 5, 2022).
10.29	-	Agreement and Plan of Merger, dated as of August 1, 2022, by and among CONMED Corporation, Prometheus Merger Sub, Inc., Biorez, Inc. and Shareholder Representative Services LLC, a Colorado limited liability company, solely in its capacity as representative, agent and attorney-in-fact of Biorez's securityholders (Incorporated by reference to Exhibit 10.1 of the Company's Current Report on Form 8-K filed with the Securities and Exchange Commission on August 2, 2022).
10.30+	-	2006 Stock Incentive Plan (Incorporated by reference to Exhibit 4.3 of the Company's Registration Statement on Form S-8 on August 8, 2006).
10.31+	-	Amended and Restated 1999 Long Term Incentive Plan (Incorporated by reference to Exhibit 4.3 of the Company's Registration Statement on Form S-8 on November 3, 2009).
10.32+	-	Amended and Restated Long Term Incentive Plan (Incorporated by reference to Exhibit 4.3 of the Company's Registration Statement on Form S-8 on July 27, 2012).
10.33+	-	Amended and Restated 2015 Long-Term Incentive Plan (Incorporated by reference to Exhibit 4.3 of the Company's Registration Statement on Form S-8 on October 23, 2015).
10.34+	-	2018 Long-Term Incentive Plan (incorporated by reference to Exhibit 4.3 of the Registrants Form S-8 filed on November 5, 2018).
10.35+	-	2025 Long-Term Incentive Plan (incorporated by reference to Exhibit 4.3 of the Registrants Form S-8 filed on May 20, 2025).
10.36*+	-	Form of Stock Option Award Agreement
10.37*+	-	Form of Restricted Stock Unit Award Agreement

10.38*+	-	Form of Performance Stock Unit Award Agreement
10.39+	-	2002 Employee Stock Purchase Plan (Incorporated by reference to the Company's Definitive Proxy Statement for the 2002 Annual Meeting filed with the Securities and Exchange Commission on April 17, 2002).
10.40+	-	Amendment to CONMED Corporation 2002 Employee Stock Purchase Plan (Incorporated by reference to Exhibit 10.11 of the Company's Annual Report on Form 10-K for the year ended December 31, 2005).
10.41+	-	CONMED Corporation Amended and Restated 2020 Employee Stock Purchase Plan (incorporated by reference to Exhibit E of the Registrant's Proxy Statement on Schedule 14A filed on April 10, 2020).
10.42	-	Amended and Restated 2007 Non-Employee Director Equity Compensation Plan of CONMED Corporation (Incorporated by reference to Exhibit 4.3 of the Company's Registration Statement on Form S-8 on August 3, 2010).
10.43	-	Amended and Restated 2016 Non-Employee Director Equity Compensation Plan (Incorporated by reference to Exhibit 4.3 of the Company's Registration Statement on Form S-8 on October 28, 2016).
10.44	-	Amended and Restated 2020 Non-Employee Director Equity Compensation Plan of CONMED Corporation (incorporated by reference to Exhibit D of the Registrant's Proxy Statement on Schedule 14A filed on April 10, 2020).
10.45+	-	CONMED Corporation Executive Severance Plan (Incorporated by reference to Exhibit 10.1 of the Company's Current Report on Form 10-Q filed with the Securities and Exchange Commission on July 27, 2015).
10.46+	-	CONMED Corporation Executive Bonus Plan (Incorporated by reference to Exhibit A of the Registrant's Proxy Statement on Schedule 14A filed on April 13, 2017).
10.47+	-	Employment Agreement between the Company and Curt R. Hartman, dated November 9, 2014 (Incorporated by reference to Exhibit 10.1 of the Company's Current Report on Form 8-K filed with the Securities and Exchange Commission on November 10, 2014).
10.48+	-	Amendment Number 1 to Employment Agreement between CONMED Corporation and Curt R. Hartman dated December 28, 2020 (Incorporated by reference to Exhibit 10.2 of the Company's Annual Report on Form 10-K for the year ended December 31, 2020).
10.49+	-	Letter Agreement, by and between CONMED and Curt R. Hartman, dated October 30, 2024. (Incorporated by reference to Exhibit 10.2 of the Company's Current Report on Form 8-K filed with the Securities and Exchange Commission on October 30, 2024).
10.50+	-	Employment Agreement between the Company and Patrick Beyer, dated April 25, 2019 (Incorporated by reference to Exhibit 10.1 of the Company's Quarterly Report on Form 10-Q for the quarter ended March 31, 2019).
10.51+	-	Amendment Number 1 to Service Agreement, by and between CONMED U.K. Limited and Pat Beyer, dated April 24, 2024 (Incorporated by reference to Exhibit 10.1 of the Company's Current Report on Form 8-K filed with the Securities and Exchange Commission on April 24, 2024).
10.52+	-	Amendment Number 2 to Service Agreement, by and between CONMED U.K. Limited and Pat Beyer, dated October 30, 2024 (Incorporated by reference to Exhibit 10.1 of the Company's Current Report on Form 8-K filed with the Securities and Exchange Commission on October 30, 2024).
10.53+	-	Offer Letter from CONMED Corporation to Todd W. Garner dated January 2, 2018. (Incorporated by reference to Exhibit 10.2 of the Company's Current Report on Form 8-K filed with the Securities and Exchange Commission on January 2, 2018).

10.54+	-	Amendment Number 1 to Offer Letter from CONMED Corporation to Todd W. Garner dated December 28, 2020 (Incorporated by reference to Exhibit 10.27 on the Company's Annual Report on Form 10-K for the year ended December 31, 2020).
10.55+	-	Letter Agreement by and between CONMED and Todd W. Garner dated January 6, 2026 (Incorporated by reference to Exhibit 10.1 of the Company's Current Report on Form 8-K filed with the Securities and Exchange Commission on January 8, 2026).
10.56+	-	Letter Agreement, by and between CONMED and Heather Cohen, dated April 19, 2024 (Incorporated by reference to Exhibit 10.2 of the Company's Current Report on Form 8-K filed with the Securities and Exchange Commission on April 24, 2024).
19*	-	Insider Trading Policy
21*	-	Subsidiaries of the Registrant.
23*	-	Consent of Independent Registered Public Accounting Firm.
31.1*	-	Certification of Patrick J. Beyer pursuant to Rule 13a-14(a) and Rule 15d-14(a) of the Securities Exchange Act, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
31.2*	-	Certification of Todd W. Garner. pursuant to Rule 13a-14(a) and Rule 15d-14(a) of the Securities Exchange Act, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
32.1*	-	Certifications of Patrick J. Beyer and Todd W. Garner pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
97	-	Policy for the Recovery of Erroneously Awarded Incentive-Based Compensation (Incorporated by reference to Exhibit 97 of the Company's Annual Report on Form 10-K for the year ended December 31, 2023)
101.INS*	-	XBRL Instance Document - The instance document does not appear in the Interactive Data File because its XBRL tags are embedded within the Inline XBRL document.
101.SCH*	-	XBRL Taxonomy Extension Schema Document
101.CAL*	-	XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF*	-	XBRL Taxonomy Extension Definition Linkbase Document
101.LAB*	-	XBRL Taxonomy Extension Label Linkbase Document
101.PRE*	-	XBRL Taxonomy Extension Presentation Linkbase Document
104*	-	Cover Page Interactive Data File - the cover page XBRL tags are embedded within the Inline XBRL document (included in Exhibit 101)
	*	Filed herewith
	+	Management contract or compensatory plan or arrangement

MANAGEMENT'S REPORT ON INTERNAL CONTROL
OVER FINANCIAL REPORTING

The management of CONMED Corporation is responsible for establishing and maintaining adequate internal control over financial reporting. Internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external reporting purposes in accordance with generally accepted accounting principles. Our internal control over financial reporting includes policies and procedures that pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect transactions and dispositions of assets; provide reasonable assurances that transactions are recorded as necessary to permit preparation of financial statements in accordance with accounting principles generally accepted in the United States of America, and that receipts and expenditures are being made only in accordance with authorizations of management and the directors of the Company; and provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of our assets that could have a material effect on our financial statements. Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Management assessed the effectiveness of CONMED's internal control over financial reporting as of December 31, 2025. In making its assessment, management utilized the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission ("COSO") in "Internal Control-Integrated Framework", released in 2013. Management has concluded that based on its assessment, CONMED's internal control over financial reporting was effective as of December 31, 2025. The effectiveness of the Company's internal control over financial reporting as of December 31, 2025 has been audited by PricewaterhouseCoopers LLP, an independent registered public accounting firm, as stated in their report which appears herein.

/s/ Patrick J. Beyer
Patrick J. Beyer
President and
Chief Executive Officer

/s/ Todd W. Garner
Todd W. Garner
Executive Vice President, Finance and
Chief Financial Officer

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of CONMED Corporation

Opinions on the Financial Statements and Internal Control over Financial Reporting

We have audited the accompanying consolidated balance sheets of CONMED Corporation and its subsidiaries (the "Company") as of December 31, 2025 and 2024, and the related consolidated statements of comprehensive income, of shareholders' equity and of cash flows for each of the three years in the period ended December 31, 2025, including the related notes and financial statement schedule listed in the index appearing under Item 15(a)(2) (collectively referred to as the "consolidated financial statements"). We also have audited the Company's internal control over financial reporting as of December 31, 2025, based on criteria established in *Internal Control - Integrated Framework* (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2025 and 2024, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2025 in conformity with accounting principles generally accepted in the United States of America. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2025, based on criteria established in *Internal Control - Integrated Framework* (2013) issued by the COSO.

Basis for Opinions

The Company's management is responsible for these consolidated financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management's Report on Internal Control over Financial Reporting. Our responsibility is to express opinions on the Company's consolidated financial statements and on the Company's internal control over financial reporting based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud, and whether effective internal control over financial reporting was maintained in all material respects.

Our audits of the consolidated financial statements included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

Definition and Limitations of Internal Control over Financial Reporting

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Critical Audit Matters

The critical audit matter communicated below is a matter arising from the current period audit of the consolidated financial statements that was communicated or required to be communicated to the audit committee and that (i) relates to accounts or disclosures that are material to the consolidated financial statements and (ii) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

Valuation of Contingent Consideration from the Biorez Acquisition

As described in Notes 1 and 15 to the consolidated financial statements, as of December 31, 2025, the fair value of the contingent consideration liability from the Biorez, Inc. (Biorez) acquisition is $59.2 million. The contingent consideration was recorded at fair value at the date of acquisition based on the consideration expected to be transferred, estimated as the probability-weighted future cash flows, discounted back to present value. Contingent consideration is remeasured each reporting period using Level 3 inputs, and the change in fair value, including accretion for the passage of time, is recognized as income or expense within selling and administrative expense in the consolidated statement of comprehensive income. The fair value of contingent consideration is measured using projected payment dates, discount rate, revenue volatility and projected revenue.

The principal considerations for our determination that performing procedures relating to the valuation of contingent consideration from the Biorez acquisition is a critical audit matter are (i) the significant judgment by management when developing the fair value estimate of the contingent consideration liability; (ii) a high degree of auditor judgment, subjectivity, and effort in performing procedures and evaluating management's significant assumptions related to discount rate, revenue volatility, and projected revenue; and (iii) the audit effort involved the use of professionals with specialized skill and knowledge.

Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures included testing the effectiveness of controls relating to the valuation of the contingent consideration. These procedures also included, among others (i) reading the purchase agreement and (ii) testing management's process for developing the fair value estimate of the contingent consideration liability. Testing management's process included (i) evaluating the appropriateness of the valuation method used by management; (ii) testing the completeness and accuracy of the underlying data used in the valuation method; and (iii) evaluating the reasonableness of the significant assumptions related to discount rate, revenue volatility and projected revenue. Evaluating the reasonableness of the projected revenue involved considering (i) the past performance of the acquired business; (ii) the consistency with external market and industry data; and (iii) whether the projected revenue was consistent with evidence obtained in other areas of the audit. Professionals with specialized skill and knowledge were used to assist in the evaluation of (i) the appropriateness of the valuation method and (ii) the reasonableness of the assumptions related to discount rate and revenue volatility.

/s/ PricewaterhouseCoopers LLP
   Victor, New York
   February 17, 2026

We have served as the Company's auditor since 1982.

CONMED CORPORATION
CONSOLIDATED BALANCE SHEETS
December 31, 2025 and 2024
(In thousands except share and per share amounts)

		2025		2024
ASSETS				
Current assets:				
Cash and cash equivalents	$	40,817	$	24,459
Accounts receivable, less allowance for doubtful accounts of $6,300 in 2025 and $5,739 in 2024		247,830		237,733
Inventories		355,544		346,719
Prepaid expenses and other current assets		28,669		31,096
Total current assets		672,860		640,007
Property, plant and equipment, net		113,331		115,793
Deferred income taxes		13,309		11,069
Goodwill		807,011		805,358
Other intangible assets, net		582,051		617,663
Other assets		137,187		116,357
Total assets	$	2,325,749	$	2,306,247
LIABILITIES AND SHAREHOLDERS' EQUITY				
Current liabilities:				
Current portion of long-term debt	$	712	$	715
Accounts payable		93,648		102,248
Accrued compensation and benefits		82,139		65,368
Other current liabilities		138,542		109,799
Total current liabilities		315,041		278,130
Long-term debt		834,230		905,066
Deferred income taxes		79,530		74,076
Other long-term liabilities		63,851		86,294
Total liabilities		1,292,652		1,343,566
Commitments and contingencies (Note 13)				
Shareholders' equity:				
Preferred stock, par value $.01 per share; authorized 500,000 shares, none issued or outstanding		—		—
Common stock, par value $.01 per share; 100,000,000 authorized; 31,299,194 issued in 2025 and 2024, respectively		313		313
Paid-in capital		503,200		476,575
Retained earnings		588,766		560,277
Accumulated other comprehensive loss		(46,295)		(58,857)
Less: Treasury stock, at cost; 328,097 and 397,860 shares in 2025 and 2024, respectively		(12,887)		(15,627)
Total shareholders' equity		1,033,097		962,681
Total liabilities and shareholders' equity	$	2,325,749	$	2,306,247

The accompanying notes are an integral part of the consolidated financial statements.

CONMED CORPORATION
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
Years Ended December 31, 2025, 2024 and 2023
(In thousands except per share amounts)

		2025		2024		2023
Net sales	$	1,374,724	$	1,307,015	$	1,244,744
Cost of sales		624,249		573,983		568,499
Gross profit		750,475		733,032		676,245
Selling and administrative expense		591,969		478,280		503,040
Research and development expense		55,884		54,426		52,602
Operating expenses		647,853		532,706		555,642
Income from operations		102,622		200,326		120,603
Interest expense		31,087		37,297		39,775
Other expense		418		—		—
Income before income taxes		71,117		163,029		80,828
Provision for income taxes		24,062		30,606		16,369
Net income	$	47,055	$	132,423	$	64,459
Per share data:						
Basic	$	1.52	$	4.29	$	2.10
Diluted	$	1.51	$	4.25	$	2.04
Other comprehensive income (loss), before income tax:						
Cash flow hedging	$	(6,866)	$	5,517	$	(3,141)
Pension liability		3,423		2,489		6,576
Foreign currency translation adjustments		15,171		(14,753)		5,085
Other comprehensive income (loss), before income tax	$	11,728	$	(6,747)	$	8,520
Provision (benefit) for income taxes related to items in other comprehensive income (loss)		(834)		1,940		832
Other comprehensive income (loss), net of income tax	$	12,562	$	(8,687)	$	7,688
Comprehensive income	$	59,617	$	123,736	$	72,147

The accompanying notes are an integral part of the consolidated financial statements.

CONMED CORPORATION
CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY
Years Ended December 31, 2025, 2024 and 2023
(In thousands)

	Common Stock		Paid-in Capital	Retained Earnings	Accumulated Other Comprehensive Loss	Treasury Stock	Shareholders' Equity
	Shares	Amount					
Balance at December 31, 2022	31,299 $	313 $	413,235 $	412,631 $	(57,858) $	(22,776) $	745,545
Common stock issued under employee plans			9,043			7,789	16,832
Stock-based compensation			24,257				24,257
Dividends on common stock ($0.80 per share)				(24,559)			(24,559)
Comprehensive income (loss):							
Cash flow hedging loss, net					(2,380)		
Pension liability, net					4,983		
Foreign currency translation adjustments					5,085		
Net income				64,459			
Total comprehensive income							72,147
Balance at December 31, 2023	31,299 $	313 $	446,535 $	452,531 $	(50,170) $	(14,987) $	834,222
Common stock issued under employee plans			(1,329)			5,171	3,842
Stock-based compensation			25,558				25,558
Dividends on common stock ($0.80 per share)				(24,677)			(24,677)
Settlement of convertible notes hedge transactions			10,980			(10,980)	—
Settlement of convertible notes			(5,169)			5,169	—
Comprehensive income (loss):							
Cash flow hedging gain, net					4,180		
Pension liability, net					1,886		
Foreign currency translation adjustments					(14,753)		
Net income				132,423			
Total comprehensive income							123,736
Balance at December 31, 2024	31,299 $	313 $	476,575 $	560,277 $	(58,857) $	(15,627) $	962,681
Common stock issued under employee plans			(1,698)			2,740	1,042
Stock-based compensation			28,323				28,323
Dividends on common stock ($0.60 per share)				(18,566)			(18,566)
Comprehensive income (loss):							
Cash flow hedging loss, net					(5,202)		
Pension liability, net					2,593		
Foreign currency translation adjustments					15,171		
Net income				47,055			
Total comprehensive income							59,617
Balance at December 31, 2025	31,299 $	313 $	503,200 $	588,766 $	(46,295) $	(12,887) $	1,033,097

The accompanying notes are an integral part of the consolidated financial statements.

CONMED CORPORATION
CONSOLIDATED STATEMENTS OF CASH FLOWS
Years Ended December 31, 2025, 2024 and 2023
(In thousands)

	2025	2024	2023
Cash flows from operating activities:			
Net income	$ 47,055	$ 132,423	$ 64,459
Adjustments to reconcile net income to net cash provided by operating activities:			
Depreciation	17,143	16,605	16,200
Amortization of deferred debt issuance costs	5,646	5,700	6,058
Amortization	57,138	55,252	55,674
Stock-based compensation	28,323	25,558	24,257
Deferred income taxes	3,523	12,202	700
Non-cash adjustments to fair value of contingent consideration liability	22,951	(41,048)	(2,421)
Loss on early extinguishment of debt	363	—	—
Increase (decrease) in cash flows from changes in assets and liabilities:			
Accounts receivable	(2,361)	(1,619)	(47,068)
Inventories	(6,733)	(31,633)	14,071
Accounts payable	(9,749)	14,713	14,849
Income taxes	(558)	(193)	(3,921)
Accrued compensation and benefits	14,913	(2,834)	14,425
Other assets	(13,159)	(13,910)	(21,845)
Other liabilities	6,194	(4,248)	(10,090)
Net cash provided by operating activities	170,689	166,968	125,348
Cash flows from investing activities:			
Purchases of property, plant and equipment	(19,806)	(13,084)	(19,032)
Other	(1,150)	—	(1,000)
Net cash used in investing activities	(20,956)	(13,084)	(20,032)
Cash flows from financing activities:			
Payments on term loan	(99,821)	—	(20,000)
Proceeds from term loan	25,234	—	—
Payments on revolving line of credit	(695,432)	(753,000)	(760,000)
Proceeds from revolving line of credit	695,432	751,000	692,000
Payments to redeem convertible notes	—	(70,000)	—
Payments related to contingent consideration	(33,760)	(56,879)	(13,867)
Payments related to debt issuance costs	(2,897)	(303)	—
Dividends paid on common stock	(24,746)	(24,651)	(24,502)
Other, net	170	2,833	15,937
Net cash used in financing activities	(135,820)	(151,000)	(110,432)
Effect of exchange rate changes on cash and cash equivalents	2,445	(2,721)	470
Net increase (decrease) in cash and cash equivalents	16,358	163	(4,646)
Cash and cash equivalents at beginning of year	24,459	24,296	28,942
Cash and cash equivalents at end of year	$ 40,817	$ 24,459	$ 24,296
Non-cash investing and financing activities:			
Dividends payable	$ —	$ 6,180	$ 6,153
Supplemental disclosures of cash flow information:			
Cash paid during the year for:			
Interest	$ 25,417	$ 32,654	$ 33,687

The accompanying notes are an integral part of the consolidated financial statements.

CONMED CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In thousands except per share amounts)

Note 1 - Operations and Significant Accounting Policies

Organization and operations

CONMED Corporation ("CONMED", the "Company", "we" or "us") is a medical technology company that provides devices and equipment for surgical procedures. The Company's products are used by surgeons and other healthcare professionals in a variety of specialties including orthopedics, general surgery, gynecology, thoracic surgery and gastroenterology.

Principles of consolidation

The consolidated financial statements include the accounts of CONMED Corporation and its controlled subsidiaries. All significant intercompany accounts and transactions have been eliminated.

Use of estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and judgments which affect the reported amounts of assets, liabilities, related disclosure of contingent assets and liabilities at the date of the financial statements and the reported amount of revenues and expenses during the reporting period. While there has been uncertainty and disruption in the global economy and financial markets, we are not aware of any specific event or circumstance that would require an update to our estimates or judgments or a revision of the carrying value of our assets or liabilities as of February 17, 2026, the date of issuance of this Annual Report on Form 10-K. These estimates may change, as new events occur and additional information is obtained. Actual results could differ materially from these estimates under different assumptions or conditions.

Cash and cash equivalents

We consider all highly liquid investments with an original maturity of three months or less to be cash equivalents.

Inventories

Inventories are valued at the lower of cost and net realizable value determined on the FIFO (first-in, first-out) cost method.

We write-off excess and obsolete inventory resulting from the inability to sell our products at prices in excess of current carrying costs. We make estimates regarding the future recoverability of the costs of our products and record a provision for excess and obsolete inventories based on historical experience and expected future trends.

Property, plant and equipment

Property, plant and equipment are stated at cost and depreciated using the straight-line method over the following estimated useful lives:

Building and improvements	12 to 40 years
Leasehold improvements	Shorter of life of asset or life of lease
Machinery and equipment	2 to 15 years

Leases

The Company leases various manufacturing facilities, office facilities and equipment under operating and finance leases. We determine if an arrangement is a lease at inception. Right-of-use ("ROU") assets represent our right to use an underlying asset for the lease term and lease liabilities represent our obligation to make lease payments arising from the lease. Operating lease ROU assets and liabilities are recognized at the lease commencement date based on the present value of lease payments over the lease term. We use the implicit rate when readily determinable. As most of our leases do not provide an implicit rate, we use our incremental borrowing rate based on the information available at commencement date in determining the present value of lease payments. Our lease terms may include options to extend or terminate the lease when it is reasonably certain that we will exercise that option. Lease expense for lease payments is recognized on a straight-line basis over the lease term. Certain of our leases include variable lease payments, mainly when a lease is tied to an index rate. These variable lease payments are recorded as expense in the period incurred and are not material.

The Company has lease agreements with lease and non-lease components, which we account for separately. For certain equipment leases, we apply a portfolio approach to efficiently account for the operating lease ROU assets and lease liabilities. We also elected the short-term lease exemption and do not recognize leases with terms less than one year on the balance sheet. The related short-term lease expense is not material.

Our leases have remaining lease terms of one year to 11 years, some of which include options to extend the leases for up to ten years, and some of which include options to terminate the leases within one year. We only account for such extensions or early terminations when it is reasonably certain we will exercise such options. Refer to Note 5 for further detail on leases.

The Company places certain of our capital equipment with customers on a loaned basis and at no charge in exchange for commitments to purchase related single-use products over time periods generally ranging from one to three years. Placed equipment is loaned and subject to return if minimum single-use purchases are not met. The Company accounts for these placements as operating leases but applies a practical expedient and does not separate the non-lease and lease components from the combined component. Accordingly, the Company accounts for the combined component as a single performance obligation with revenue recognized upon shipment of the related single-use products. The cost of the equipment is amortized over its estimated useful life which is generally five years.

Goodwill and other intangible assets

We have a history of growth through acquisitions. Assets and liabilities of acquired businesses are recorded at their estimated fair values as of the date of acquisition. Goodwill represents costs in excess of fair values assigned to the underlying net assets of acquired businesses. Factors that contribute to the recognition of goodwill include synergies expected to increase net sales and profits; acquisition of a talented workforce; cost savings opportunities; the strategic benefit of expanding our presence in core and adjacent markets; and diversifying our product portfolio. Customer and distributor relationships, trademarks, tradenames, developed technology, patents and other intangible assets primarily represent allocations of purchase price to identifiable intangible assets of acquired businesses. Sales representation, marketing and promotional rights represent intangible assets created under our agreement with Musculoskeletal Transplant Foundation ("MTF").

Goodwill and intangible assets deemed to have indefinite lives are not amortized, but are subject to at least annual impairment testing. It is our policy to perform our annual impairment testing in the fourth quarter. The identification and measurement of goodwill impairment involves the estimation of the fair value of our business. Estimates of fair value are based on the best information available as of the date of the assessment. We completed our goodwill impairment testing of our single reporting unit during the fourth quarter of 2025. We performed our impairment test utilizing the market capitalization approach to determine whether the fair value of our single reporting unit is less than its carrying amount. Based upon our assessment, the fair value of our reporting unit continues to exceed carrying value.

Intangible assets with a finite life are amortized over the estimated useful life of the asset and are evaluated each reporting period to determine whether events and circumstances warrant a revision to the remaining period of amortization. Intangible assets subject to amortization are reviewed for impairment whenever events or changes in circumstances indicate that its carrying amount may not be recoverable. The carrying amount of an intangible asset subject to amortization is not recoverable if it exceeds the sum of the undiscounted cash flows expected to result from the use of the asset. An impairment loss is recognized by reducing the carrying amount of the intangible asset to its current fair value.

For all other indefinite-lived intangible assets, we performed our impairment testing as of the fourth quarter of 2025 utilizing the relief from royalty income based approach to determine whether the fair value is less that the carrying amount. A considerable amount of management judgment and assumptions are required in performing the impairment testing. The key assumptions used in the impairment testing were long-term revenue growth projections, royalty rates, discount rates and general industry, market and macro-economic conditions. Based upon this assessment, we have determined that our indefinite-lived intangible assets are not impaired.

Other long-lived assets

We review other long-lived assets consisting of property, plant and equipment and field inventory for impairment whenever events or circumstances indicate that such carrying amounts may not be recoverable. If the sum of the expected future undiscounted cash flows is less than the carrying amount of the asset, an impairment loss is recognized by reducing the recorded value to its current fair value.

The Company maintains field inventory consisting of capital equipment for customer demonstration and evaluation purposes. Field inventory is generally not sold to customers but rather continues to be used over its useful life for demonstration, evaluation and loaner purposes. An annual wear and tear provision has been recorded on field inventory. The net book value of such equipment at December 31, 2025 and 2024 is $49.9 million and $42.2 million, respectively.

Contingent consideration

Certain acquisitions involve potential payments of future consideration that is contingent upon the acquired businesses reaching certain performance milestones. The Company records contingent consideration at fair value at the date of acquisition based on the consideration expected to be transferred, estimated as the probability-weighted future cash flows, discounted back to present value. The fair value of contingent consideration is measured using projected payment dates, discount rates, revenue volatilities and projected revenues. Projected revenues are based on the Company's most recent internal operational budgets and long-range strategic plans. The discount rate used is determined at the time of measurement in accordance with accepted valuation methodologies. Changes in projected revenues, revenue volatilities, discount rates, and projected payment dates may result in adjustments to the fair value measurements. Contingent consideration is remeasured each reporting period using Level 3 inputs, and the change in fair value, including accretion for the passage of time, is recognized as income or expense within selling and administrative expense in the consolidated statements of comprehensive income. Contingent consideration payments made soon after the acquisition date are classified as investing activities in the consolidated statements of cash flows. Contingent consideration payments not made soon after the acquisition date that are related to the acquisition date fair value are reported as financing activities in the consolidated statements of cash flows, and amounts paid in excess of the original acquisition date fair value are reported as operating activities in the consolidated statements of cash flows.

Pension Plan

We sponsor a defined benefit pension plan (the "pension plan") that was frozen in 2009. It covered substantially all our United States based employees at the time it was frozen. In conjunction with the pension plan, we recorded a pension benefit obligation totaling $70.7 million as of December 31, 2025. In accounting for this pension plan, we are required to make a number of assumptions, including the discount rate and mortality. The discount rate represents the interest rate used in estimating the present value of projected cash flows to settle the Company's pension obligations. The discount rate assumption is determined by using a full yield curve approach, which involves applying the specific spot rates along the yield curve used in the determination of the benefit obligation that correlates to the relevant projected cash flows. The mortality assumptions are based on the Pri-2012 Mortality Tables using the MP-2021 mortality improvement scale.

Translation of foreign currency financial statements

Assets and liabilities of foreign subsidiaries have been translated into United States dollars at the applicable rates of exchange in effect at the end of the period reported. Revenues and expenses have been translated at the applicable weighted average rates of exchange in effect during the period reported. Translation adjustments are reflected in accumulated other comprehensive loss. Transaction gains and losses are included in net income.

Foreign exchange and hedging activity

We manage our foreign currency transaction risks through the use of forward contracts to hedge forecasted cash flows associated with foreign currency transaction exposures. We account for these forward contracts as cash flow hedges. To the extent these forward contracts meet hedge accounting criteria, changes in their fair value are not included in current earnings but are included in accumulated other comprehensive loss. These changes in fair value will be reclassified into earnings as a component of sales or cost of sales when the forecasted transaction occurs. These cash flows are recorded in operating activities in the consolidated statements of cash flows.

We also enter into forward contracts to exchange foreign currencies for United States dollars in order to hedge our currency transaction exposures on intercompany receivables denominated in foreign currencies. These forward contracts settle each month at month-end, at which time we enter into new forward contracts. We have not designated these forward contracts as hedges and have not applied hedge accounting to them. We record these forward contracts at fair value with resulting gains and losses included in selling and administrative expense in the consolidated statements of comprehensive income.

Income taxes

Deferred income tax assets and liabilities are based on the difference between the financial statement and tax basis of assets and liabilities and operating loss and tax credit carryforwards as measured by the enacted tax rates that are anticipated to be in effect in the respective jurisdictions when these differences reverse. The deferred income tax provision generally represents the net change in the assets and liabilities for deferred income taxes. A valuation allowance is established when it is necessary to reduce deferred income tax assets to amounts for which realization is likely. In assessing the need for a valuation allowance, we estimate future taxable income, considering the feasibility of ongoing tax planning strategies and the realizability of tax loss carryforwards following tax law ordering rules. Valuation allowances related to deferred tax assets may be impacted by changes to tax laws, changes to statutory tax rates, reversal of temporary differences and ongoing and future taxable income levels.

Deferred income taxes are not provided on the unremitted earnings of certain subsidiaries outside of the United States earned after December 31, 2017 as it is expected that these earnings are permanently reinvested. Such earnings may become taxable upon a repatriation of assets from a subsidiary or the sale or liquidation of a subsidiary. Deferred income taxes are provided when the Company no longer considers subsidiary earnings to be permanently invested, such as in situations where the Company's subsidiaries plan to make future dividend distributions.

Revenue recognition

The Company recognizes revenue when we have satisfied a performance obligation by transferring a promised good or service (that is an asset) to a customer. An asset is transferred when the customer obtains control of that asset. The following policies apply to our major categories of revenue transactions:

• Revenue is recognized when product is shipped at which point the performance obligation is satisfied and the customer obtains control of the product.

• We place certain of our capital equipment with customers on a loaned basis and at no charge in exchange for commitments to purchase related single-use products over time periods generally ranging from one to three years. In these circumstances, no revenue is recognized upon capital equipment shipment as the equipment is loaned and subject to return if certain minimum single-use purchases are not met. Revenue is recognized upon the sale and shipment of the related single-use products. The cost of the equipment is amortized over its estimated useful life which is generally five years.

• We recognize revenues in accordance with the terms of our agreement with MTF on a net basis as our role is that of an agent earning a commission or fee. MTF is responsible for the sourcing, processing and distribution of allograft tissue for sports medicine procedures while the Company represents, markets and promotes MTF's sports medicine allograft tissues to customers. The Company is paid a fee by MTF which is calculated as a percentage of the net amounts invoiced by MTF to customers for sports medicine allograft tissues. The Company accounts for the services provided to MTF as a series of distinct performance obligations and each service is recognized over time as MTF simultaneously receives and consumes the benefit.

• Product returns are only accepted at the discretion of the Company and in accordance with our "Returned Goods Policy". Historically, the level of product returns has not been significant. We accrue for sales returns, rebates and allowances based upon an analysis of historical customer returns and credits, rebates, discounts and current market conditions.

• Our terms of sale to customers generally do not include any obligations to perform future services. Limited warranties are provided for capital equipment sales and provisions for warranty are provided at the time of product sale based upon an analysis of historical data.

- Amounts billed to customers related to shipping and handling have been included in net sales. Shipping and handling costs included in selling and administrative expense were $28.3 million, $27.0 million and $26.3 million for 2025, 2024 and 2023, respectively.

- We sell to a diversified base of customers around the world and, therefore, believe there is no material concentration of credit risk.

- We assess the risk of loss on accounts receivable and adjust the allowance for doubtful accounts based on this risk assessment. We do so by applying historical loss rates to our accounts receivable aging schedule to estimate expected credit losses. We further adjusted expected credit losses for specifically identified and forecasted credit losses. Historically, losses on accounts receivable have not been material. Management believes that the allowance for doubtful accounts is adequate to provide for probable losses resulting from accounts receivable.

- We sell extended warranties to customers that are typically for a period of one to three years. The related revenue is recorded as a contract liability and recognized over the life of the contract on a straight-line basis, which is reflective of our obligation to stand ready to provide repair services.

Please refer to Note 10 for further detail on revenue.

Earnings per share

Basic earnings per share ("basic EPS") is computed by dividing net income by the weighted average number of common shares outstanding for the reporting period. Diluted earnings per share ("diluted EPS") gives effect to all dilutive potential shares. The following table sets forth the computation of basic and diluted earnings per share at December 31, 2025, 2024 and 2023, respectively:

	2025	2024	2023
Net income	$ 47,055	$132,423	$ 64,459
Basic-weighted average shares outstanding	31,036	30,846	30,668
Stock Compensation	113	304	727
Warrants	—	—	11
Convertible notes	—	—	142
Diluted-weighted average shares outstanding	31,149	31,150	31,548
Net income (per share)			
Basic	$ 1.52	$ 4.29	$ 2.10
Diluted	1.51	4.25	2.04

The shares used in the calculation of diluted EPS exclude stock options and stock appreciation rights where the exercise price was greater than the average market price of common shares for the year and the effect of the inclusion would be anti-dilutive. Such shares aggregated approximately 3.9 million, 3.2 million and 1.7 million at December 31, 2025, 2024 and 2023, respectively.

Stock-based compensation

All share-based payments to employees, including grants of employee stock options, restricted stock units, performance share units and stock appreciation rights are recognized in the financial statements at their fair values. Compensation expense is generally recognized using a straight-line method over the vesting period. Compensation expense for performance share units is recognized using the graded vesting method.

We issue shares under our stock based compensation plans out of treasury stock whereby treasury stock is reduced by the weighted average cost of such treasury stock. To the extent there is a difference between the cost of the treasury stock and the exercise price of shares issued under stock based compensation plans, we record gains to paid in capital; losses are recorded to paid in capital to the extent any gain was previously recorded, otherwise the loss is recorded to retained earnings.

Accumulated other comprehensive loss

Accumulated other comprehensive loss consists of the following:

	Cash Flow Hedging Gain (Loss)	Pension Liability	Foreign Currency Translation Adjustments	Accumulated Other Comprehensive Loss
Balance, December 31, 2022	$ 2,497	$ (23,749)	$ (36,606)	$ (57,858)
Other comprehensive income before reclassifications, net of tax	4,158	3,370	5,085	12,613
Amounts reclassified from accumulated other comprehensive income (loss) before tax[a]	(8,630)	2,129	—	(6,501)
Income tax	2,092	(516)	—	1,576
Net current-period other comprehensive income (loss)	(2,380)	4,983	5,085	7,688
Balance, December 31, 2023	$ 117	$ (18,766)	$ (31,521)	$ (50,170)
Other comprehensive income (loss) before reclassifications, net of tax	8,279	681	(14,753)	(5,793)
Amounts reclassified from accumulated other comprehensive income (loss) before tax[a]	(5,410)	1,591	—	(3,819)
Income tax	1,311	(386)	—	925
Net current-period other comprehensive income (loss)	4,180	1,886	(14,753)	(8,687)
Balance, December 31, 2024	$ 4,297	$ (16,880)	$ (46,274)	$ (58,857)
Other comprehensive income (loss) before reclassifications, net of tax	(5,379)	1,521	15,171	11,313
Amounts reclassified from accumulated other comprehensive income (loss) before tax[a]	234	1,415	—	1,649
Income tax	(57)	(343)	—	(400)
Net current-period other comprehensive income (loss)	(5,202)	2,593	15,171	12,562
Balance, December 31, 2025	$ (905)	$ (14,287)	$ (31,103)	$ (46,295)

(a) The cash flow hedging gain (loss) and pension liability accumulated other comprehensive income (loss) components are included in sales or cost of sales and as a component of net periodic pension cost, respectively. Refer to Note 15 and Note 12, respectively, for further details.

Note 2 - New Accounting Pronouncements

Recently Adopted Accounting Standards

In December 2023, the FASB issued Accounting Standards Update ("ASU") 2023-09 - Income Taxes (Topic 740): Improvements to Income Tax Disclosures. The standard requires disaggregated information about a reporting entity's effective tax rate reconciliation in specified categories as well as information on income taxes paid. The Company adopted this ASU as of December 31, 2025 and applied it on a retrospective basis. Refer to Note 8 for the disclosures related to Income Tax.

Recently Issued Accounting Standards, Not Yet Adopted

In September 2025, the FASB issued ASU 2025-06 - Intangibles-Goodwill and Other-Internal-Use Software (Subtopic 350-40): Targeted Improvements to the Accounting for Internal-Use Software. The standard removes all references to software development stages. It also requires that an entity capitalizes software when both: (1) management has authorized and committed funding to the project and (2) it is probable that the project will be completed and the software is used to perform the intended function. This ASU may be adopted prospectively, retrospectively, or on a modified transition approach based on the status of the project and whether software costs were capitalized before the date of adoption. It is effective for annual periods beginning after December 15, 2027 and interim periods within fiscal years beginning after December 15, 2027 with early adoption permitted. We are currently evaluating the impact this ASU will have on our consolidated financial statements.

In November 2024, the FASB issued ASU 2024-03 - Reporting Comprehensive Income - Expense Disaggregation Disclosures (Subtopic 220-40). The standard requires disaggregation of certain expense captions into specified categories in disclosures within the footnotes on an annual and interim basis. Any relevant expense caption presented on the face of the income statement within continuing operations are required to be disaggregated by the following natural expense categories: (1) purchases of inventory, (2) employee compensation, (3), depreciation, and (4) intangible asset amortization. This ASU can be adopted prospectively or retrospectively and is effective for annual periods beginning after December, 15 2026 and interim periods within fiscal years beginning after December 15, 2027. We expect this ASU to only impact our disclosures with no impact to the consolidated financial statements.

Note 3 - Inventories

Inventories consist of the following at December 31:

	2025	2024
Raw materials	$ 109,630	$ 114,728
Work in process	33,263	31,300
Finished goods	212,651	200,691
	$ 355,544	$ 346,719

Note 4 - Property, Plant and Equipment

Property, plant and equipment consist of the following at December 31:

	2025	2024
Land	$ 4,027	$ 4,027
Building and improvements	104,484	100,937
Machinery and equipment	299,182	295,839
Construction in progress	22,267	20,409
	429,960	421,212
Less: Accumulated depreciation	(316,629)	(305,419)
	$ 113,331	$ 115,793

Internal use software, included in gross machinery and equipment at December 31, 2025 and 2024 was $50.6 million and $50.3 million, respectively, with related accumulated depreciation of $49.1 million and $48.1 million, respectively. Internal use software depreciation expense was $1.2 million, $1.4 million and $1.7 million for the years ended December 31, 2025, 2024 and 2023, respectively.

Note 5 - Leases

Lease costs for the years ended December 31, consist of the following:

	2025	2024	2023
Operating lease cost:			
Straight-line lease cost	$ 11,001	$ 8,933	$ 8,118
Right-of-use asset impairment cost	—	606	—
Total operating lease cost	11,001	9,539	8,118
Finance lease cost:			
Depreciation	365	380	344
Interest on lease liabilities	74	101	55
Total finance lease cost	439	481	399
Total lease cost	$ 11,440	$ 10,020	$ 8,517

Supplemental balance sheet information related to leases as of December 31, is as follows:

	2025	2024
Operating leases		
Other assets	$ 48,988	$ 39,839
Other current liabilities	$ 8,612	$ 8,093
Other long-term liabilities	43,932	33,282
Total operating lease liabilities	$ 52,544	$ 41,375
Finance leases		
Property, plant and equipment, gross	$ 3,024	$ 3,015
Accumulated depreciation	(1,049)	(676)
Property, plant and equipment, net	$ 1,975	$ 2,339
Current portion of long-term debt	$ 712	$ 715
Long-term debt	521	1,159
Total finance lease liabilities	$ 1,233	$ 1,874
Weighted average remaining lease term (in years)		
Operating leases	7.47 years	7.48 years
Finance leases	1.93 years	2.88 years
Weighted average discount rate		
Operating leases	5.75 %	5.65 %
Finance leases	4.86 %	4.86 %

Supplemental cash flow information related to leases for the years ended December 31, was as follows:

	2025	2024	2023
Cash paid for amounts included in the measurement of lease liabilities:			
Operating cash flows from operating leases	$ 8,835	$ 8,532	$ 8,178
Financing cash flows from finance leases	715	725	436
Right-of-use assets obtained in exchange for lease obligations:			
Operating leases	15,556	32,235	5,864
Finance leases	—	128	2,523

Maturities of lease liabilities as of December 31, 2025 are as follows:

	Finance Lease	Operating Lease
2026	$ 712	$ 8,612
2027	472	9,397
2028	97	8,844
2029	4	7,894
2030	2	6,382
Thereafter	—	24,989
Total lease payments	1,287	66,118
Less imputed interest	(54)	(13,574)
Total lease liabilities	$ 1,233	$ 52,544

As of December 31, 2025, we have not entered into any operating or finance leases that have not yet commenced.

Note 6 – Goodwill and Other Intangible Assets

The changes in the net carrying amount of goodwill for the years ended December 31, are as follows:

	2025	2024
Balance as of January 1,	$ 805,358	$ 806,844
Foreign currency translation and other adjustments	1,653	(1,486)
Balance as of December 31,	$ 807,011	$ 805,358

Total accumulated goodwill impairment losses aggregated $107.0 million at December 31, 2025 and 2024, respectively.

Other intangible assets consist of the following:

	Weighted Average Amortization Period (Years)	December 31, 2025		December 31, 2024	
		Gross Carrying Amount	Accumulated Amortization	Gross Carrying Amount	Accumulated Amortization
Intangible assets with definite lives:	22				
Customer and distributor relationships	24	$ 370,068	$ (221,904)	$ 369,774	$ (205,013)
Sales representation, marketing and promotional rights	25	149,376	(84,000)	149,376	(78,000)
Patents and other intangible assets	15	87,029	(57,685)	85,392	(55,802)
Developed technology	18	317,904	(65,281)	320,204	(54,812)
Intangible assets with indefinite lives:					
Trademarks and tradenames		86,544	—	86,544	—
		$1,010,921	$ (428,870)	$1,011,290	$ (393,627)

Amortization expense related to intangible assets which are subject to amortization totaled $35.2 million, $34.7 million and $35.2 million for the years ending December 31, 2025, 2024 and 2023, respectively, and is included as a reduction of revenue (for amortization related to our sales representation, marketing and promotional rights) and in selling and administrative expense (for all other intangible assets) in the consolidated statements of comprehensive income.

The estimated amortization expense related to intangible assets at December 31, 2025 for each of the five succeeding years is as follows:

	Amortization included in expense	Amortization recorded as a reduction of revenue	Total
2026	$ 29,311	$ 6,000	$ 35,311
2027	30,731	6,000	36,731
2028	33,831	6,000	39,831
2029	33,024	6,000	39,024
2030	34,502	6,000	40,502

Note 7 - Long-Term Debt

Long-term debt consists of the following at December 31:

	2025	2024
Revolving line of credit	$ —	$ —
Term loan, net of deferred debt issuance costs of $218 and $354 in 2025 and 2024, respectively	39,782	114,234
2.250% convertible notes, net of deferred debt issuance costs of $6,073 and $10,327 in 2025 and 2024, respectively	793,927	789,673
Finance leases	1,233	1,874
Total debt	834,942	905,781
Less: Current portion	712	715
Total long-term debt	$ 834,230	$ 905,066

Eighth Amended and Restated Senior Credit Agreement

On June 10, 2025, we entered into an eighth amended and restated senior credit agreement consisting of: (a) a $100.0 million term loan facility and (b) a $650.0 million revolving credit facility. The revolving credit facility will terminate and the loans outstanding under the term loan facility will expire on June 10, 2030. The term loan was payable in quarterly installments increasing over the term of the facility with the remaining outstanding balance due at maturity. During 2025, we made $60.0 million in prepayments on the term loan facility resulting in the elimination of such quarterly payments. Proceeds from the term loan facility and borrowings under the revolving credit facility were used to repay the then existing senior credit agreement. Interest rates are at the Term Secured Overnight Financing Rate ("Term SOFR") (3.938% at December 31, 2025) plus an interest rate margin of 1.125% (5.063% at December 31, 2025). For borrowings where we elect to use the alternate base rate, the initial base rate is the greatest of (i) the Prime Rate, (ii) the New York Federal Reserve Bank Rate plus 0.50% or (iii) the one-month Term SOFR plus 1.00%, plus, in each case, an interest rate margin.

There were $40.0 million in borrowings outstanding on the term loan facility as of December 31, 2025. There were no borrowings outstanding under the revolving credit facility as of December 31, 2025. Our available borrowings on the revolving credit facility at December 31, 2025 were $648.5 million with approximately $1.5 million of the facility set aside for outstanding letters of credit. The carrying amounts of the term loan and revolving credit facility approximate fair value.

The eighth amended and restated senior credit agreement is collateralized by substantially all of our personal property and assets. The eighth amended and restated senior credit agreement contains covenants and restrictions which, among other things, require the maintenance of certain financial ratios and restrict dividend payments and the incurrence of certain indebtedness and other activities, including acquisitions and dispositions. It also includes a minimum liquidity covenant that commences 91 days prior to the earliest scheduled maturity date of the Company's convertible notes. This covenant requires the Company to maintain liquidity of at least $75 million plus the aggregate principal amount of the early maturing debt so long as the aggregate principal amount of such early maturing debt exceeds $200 million. We were in full compliance with these covenants and restrictions as of December 31, 2025. We are also required, under certain circumstances, to make mandatory prepayments with net cash proceeds from the incurrence of certain additional indebtedness, certain asset sales, or insurance proceeds or condemnation awards, in each case, subject to certain exceptions and reinvestment rights.

2.250% Convertible Notes

On June 6, 2022, we issued $800.0 million aggregate principal amount of 2.250% convertible notes (the "2.250% Notes"). Interest is payable semi-annually in arrears on June 15 and December 15 of each year, commencing December 15, 2022. The 2.250% Notes will mature on June 15, 2027, unless earlier repurchased or converted. The 2.250% Notes represent subordinated unsecured obligations and are convertible under certain circumstances, as defined in the indenture, into a combination of cash and CONMED common stock, with the principal required to be paid in cash. The 2.250% Notes may be converted at an initial conversion rate of 6.8810 shares of our common stock per $1,000 principal amount of the 2.250% Notes (equivalent to an initial conversion price of approximately $145.33 per share of common stock). Holders of the 2.250% Notes may convert the 2.250% Notes at their option at any time on or after March 15, 2027 through the second scheduled trading day preceding the maturity date. Holders of the 2.250% Notes will also have the right to convert the 2.250% Notes prior to March 15, 2027, but only upon the occurrence of specified events. The conversion rate is subject to anti-dilution adjustments if certain events occur. A portion of these proceeds were used to repurchase and extinguish a portion of our then outstanding 2.625% Convertible Notes (the "2.625% Notes"), pay off our then outstanding balance on our revolving line of credit, pay down $90.0 million of our then outstanding term loan and partially pay for the In2Bones Global, Inc. acquisition. In addition, approximately $115.6 million of the proceeds were used to pay the cost of certain convertible notes hedge transactions related to the 2.250% Notes.

For each of the years ended December 31, 2025, 2024, and 2023 we have recorded interest expense on the 2.250% Notes of $18.0 million at the contractual coupon rate of 2.250%.

The estimated fair value of the 2.250% Notes was approximately $768.0 million as of December 31, 2025 based on a market approach which represents a Level 2 valuation in the fair value hierarchy. The estimated fair value was determined based on the estimated or actual bids and offers of the 2.250% Notes in an over-the-counter market transaction on the last business day of the year.

Convertible Notes Hedge Transactions

In connection with the offering of the 2.250% Notes, we entered into convertible notes hedge transactions with a number of financial institutions (each, an "option counterparty"). The convertible notes hedge transactions cover, subject to anti-dilution adjustments substantially similar to those applicable to the 2.250% Notes, the number of shares of our common stock underlying the 2.250% Notes. Concurrent with entering into the convertible notes hedge transactions, we also entered into separate warrant transactions with each option counterparty whereby we sold to such option counterparty warrants to purchase, subject to customary anti-dilution adjustments, the same number of shares of our common stock.

The convertible notes hedge transactions are expected generally to reduce the potential dilution upon conversion of the 2.250% Notes and/or offset any cash payments we are required to make in excess of the principal amount of converted 2.250% Notes, as the case may be, in the event that the market price per share of our common stock, as measured under the terms of the convertible notes hedge transactions, is greater than the strike price of the convertible notes hedge transactions, which initially corresponds to the conversion price of the 2.250% Notes and is subject to anti-dilution adjustments substantially similar to those applicable to the conversion rate of the 2.250% Notes. If, however, the market price per share of our common stock, as measured under the terms of the warrant transactions, exceeds the strike price ($251.53) of the warrants, there would nevertheless be dilution to the extent that such market price exceeds the strike price of the warrants, unless we elect to settle the warrants in cash.

The scheduled maturities of long-term debt outstanding at December 31, 2025 are as follows:

2026	$	—
2027		800,000
2028		—
2029		—
2030		40,000

The above amounts exclude deferred debt issuance costs and finance leases.

We believe that our existing cash and cash equivalents, cash flows generated from operations, and borrowings available under the Senior Credit Agreement will be sufficient to meet our future cash requirements for at least the next twelve months from the filing of this annual report on Form 10-K. We expect to seek incremental financing to fund the maturity of the $800.0 million Convertible 2.250% Notes due June 15, 2027. There can be no assurance we will be able to obtain such financing on acceptable terms.

Note 8 - Income Taxes

The provision for income taxes for the years ended December 31, 2025, 2024 and 2023 consists of the following:

	2025	2024	2023
Current tax expense:			
Federal	$ 5,732	$ 4,084	$ 2,066
State	2,053	2,875	3,826
Foreign	12,754	11,445	9,777
	20,539	18,404	15,669
Deferred income tax expense (benefit):			
Federal	3,966	10,351	2,826
State	953	681	(893)
Foreign	(1,396)	1,170	(1,233)
	3,523	12,202	700
Provision for income taxes	$ 24,062	$ 30,606	$ 16,369

A reconciliation between income taxes computed at the statutory federal rate and the provision for income taxes for the years ended December 31, 2025, 2024 and 2023 follows:

	2025		2024		2023	
	Amount	Percent[c]	Amount	Percent[c]	Amount	Percent[c]
U.S. Federal Statutory Tax Rate	$ 14,935	21.0 %	$ 34,236	21.0 %	$ 16,974	21.0 %
State and Local Income Taxes, Net of Federal Income Tax Effect[a]	2,571	3.6	2,743	1.7	2,160	2.7
Foreign Tax Effects	3,204	4.5	3,234	2.0	3,389	4.2
Effect of Cross-Border Tax Laws	(1,743)	(2.5)	(2,822)	(1.7)	(2,323)	(2.9)
Tax Credits	(1,886)	(2.7)	(2,413)	(1.5)	(2,440)	(3.0)
Changes in Valuation Allowances	—	—	—	—	(424)	(0.5)
Nontaxable or Nondeductible Items:						
Contingent consideration	2,370	3.3	(7,526)	(4.6)	(1,430)	(1.8)
Other[b]	5,840	8.2	3,321	2.0	1,080	1.3
Changes in Unrecognized Tax Benefits	(684)	(1.0)	(350)	(0.2)	—	—
Other Adjustments	(545)	(0.8)	183	0.1	(617)	(0.8)
Total	$ 24,062	33.8 %	$ 30,606	18.8 %	$ 16,369	20.3 %

[a] Florida, Illinois, Texas, & New Jersey made up greater than 50 percent of the tax effect in the "State and Local Income Taxes" category.
[b] Other includes compensation expense and stock-based compensation costs related to advisory services provided by the former Chief Executive Officer in 2025 that are not deductible for income tax purposes.
[c] The components of the income tax rate reconciliation may not sum to the total effective income tax rate due to rounding.

The Company has elected to account for Global Intangible Low Tax Income ("GILTI") using the period cost method. The net impact of GILTI including the allowable GILTI deduction is presented in the rate reconciliation as a component of "Effect of Cross-Border Tax Laws".

The tax effects of the significant temporary differences which comprise the deferred income tax assets and liabilities at December 31, 2025 and 2024 are as follows:

	2025	2024
Assets:		
Inventory	$ 8,392	$ 5,771
Net operating losses	840	1,700
Capitalized research and development	22,782	20,615
Deferred compensation	2,993	3,305
Accounts receivable	3,414	3,796
Compensation and benefits	16,168	14,754
Accrued pension	1,363	1,556
Research and development credit	—	2,972
Interest limitation	27,319	26,234
Convertible notes hedge	13,072	21,205
Depreciation	1,108	—
Lease liabilities	9,495	7,772
Other	6,716	4,482
	113,662	114,162
Liabilities:		
Goodwill and intangible assets	157,080	155,931
Depreciation	—	1,120
State taxes	11,639	10,670
Unremitted foreign earnings	2,110	1,893
Lease right-of-use assets	9,054	7,555
	179,883	177,169
Net liability	$ (66,221)	$ (63,007)

Income before income taxes consists of the following U.S. and foreign income:

	2025	2024	2023
U.S. income	$ 34,063	$ 124,401	$ 51,568
Foreign income	37,054	38,628	29,260
Total income	$ 71,117	$ 163,029	$ 80,828

As of December 31, 2025, the amount of federal net operating loss carryforward was $0.8 million and begins to expire in 2027. As of December 31, 2025, the federal research credit carryforward has been fully utilized.

We have accrued tax liabilities related to the amount of unremitted earnings at December 31, 2017 and certain subsequent unremitted earnings as these are not considered permanently reinvested. Deferred taxes have not been accrued on unremitted earnings subsequent to December 31, 2017 that are considered permanently reinvested. The amount of such untaxed foreign earnings for the periods occurring after December 2017 totaled $40.2 million. If we were to repatriate these funds, we would be required to accrue and pay taxes on such amounts. The Company has estimated foreign withholding taxes of $1.3 million would be due if these earnings were repatriated.

Supplemental cash flow information related to income taxes for the years ended December 31, was as follows:

	2025	2024	2023
Cash paid for income taxes, net of refunds:			
Federal	$ 6,761	$ 3,600	$ 1,670
State	2,593	3,843	2,053
Foreign	11,624	9,117	15,728
Total	$ 20,978	$ 16,560	$ 19,451

Foreign income taxes paid during 2023 included $8.0 million of net payments in France.

The Company is subject to taxation in the United States and various states and foreign jurisdictions. Taxing authority examinations can involve complex issues and may require an extended period of time to resolve. Our federal income tax returns have been examined by the Internal Revenue Service ("IRS") for calendar years ending through 2023.

We recognize tax liabilities in accordance with the provisions for accounting for uncertainty in income taxes. Such guidance prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return.

The following table summarizes the activity related to our unrecognized tax benefits for the years ending December 31,:

	2025	2024	2023
Balance as of January 1,	$ 1,154	$ 1,704	$ 200
Increases for positions taken in prior periods	—	—	1,504
Decreases in unrecorded tax positions related to settlement with the taxing authorities	(684)	(350)	—
Decreases in unrecorded tax positions related to lapse of statute of limitations	—	(200)	—
Balance as of December 31,	$ 470	$ 1,154	$ 1,704

If the total unrecognized tax benefits of $0.5 million at December 31, 2025 were recognized, it would reduce our annual effective tax rate. The amount of interest accrued in 2023, 2024 and 2025 related to these unrecognized tax benefits was not material and is included in the provision for income taxes in the consolidated statements of comprehensive income.

Note 9 - Shareholders' Equity

On February 29, 2012, the Board of Directors adopted a cash dividend policy and declared an initial quarterly dividend of $0.15 per share. On October 28, 2013, the Board of Directors increased the quarterly dividend to $0.20 per share. On October 31, 2025, the Board of Directors suspended the dividend and authorized a $150.0 million share repurchase program. The total dividend per share declared in 2025 was $0.60, and $0.80 for 2024 and 2023.

Effective October 31, 2025, our Board of Directors authorized a $150.0 million share repurchase program (the "Modified Program") which modified our prior $200.0 million share repurchase program (the "Prior Program"), under which $37.4 million had remained available for repurchases prior to the establishment of the Modified Program. Through October 30, 2025, we repurchased a total of 6.1 million shares of common stock aggregating $162.6 million under the Prior Program. We have not purchased any shares of common stock under the Prior Program or the Modified Program during 2025.

Our shareholders have authorized 500,000 shares of preferred stock, par value $.01 per share, which may be issued in one or more series by the Board of Directors without further action by the shareholders. As of December 31, 2025 and 2024, no preferred stock had been issued.

We have reserved 7.9 million shares of common stock for issuance to employees and directors under one shareholder approved share-based compensation plan (the "Plan") of which approximately 3.8 million shares remain available for grant at December 31, 2025. The exercise price on all outstanding stock options and stock appreciation rights ("SARs") is equal to the quoted fair market value of the stock at the date of grant. There were no SARs outstanding as of December 31, 2025. Restricted stock units ("RSUs") are valued at the market value of the underlying stock on the date of grant. Performance stock units ("PSUs") are valued using a Monte Carlo valuation model at the date of grant. Stock options, SARs and RSUs are generally non-transferable other than on death and generally become exercisable over a four to five year period from date of grant. PSUs are generally non-transferable other than on death and vest after three years from date of grant. PSUs are not earned unless performance targets are achieved after the three-year period. Stock options and SARs expire 10 years from date of grant. SARs are only settled in shares of the Company's stock. The issuance of shares pursuant to the exercise of stock options and SARs and vesting of RSUs and PSUs are from the Company's treasury stock.

Total pre-tax stock-based compensation expense recognized in the consolidated statements of comprehensive income was $28.3 million, $25.6 million and $24.3 million for the years ended December 31, 2025, 2024 and 2023, respectively. These amounts are included in selling and administrative expense. Tax related benefits of $3.7 million, $3.9 million and $4.0 million were also recognized for the years ended December 31, 2025, 2024 and 2023, respectively. Cash received from the exercise of stock options was $0.2 million, $3.4 million and $16.2 million for the years ended December 31, 2025, 2024 and 2023, respectively, and is reflected in cash flows from financing activities in the consolidated statements of cash flows.

The Company uses the Black-Scholes option pricing model to estimate the fair value of stock options and SARs at the date of grant. Use of a valuation model requires management to make certain assumptions with respect to select model inputs. Expected volatilities are based upon historical volatility of the Company's stock over a period equal to the expected life of each stock option and SAR grant. The risk-free interest rate is based on the stock option and SAR grant date for a traded U.S. Treasury bond with a maturity date closest to the expected life. The expected annual dividend yield is based on the Company's anticipated cash dividend payouts. The expected life represents the period of time that the stock options and SARs are expected to be outstanding based on a study of historical data of option holder exercise and termination behavior. Forfeitures are recognized as incurred.

The following table illustrates the assumptions used in estimating fair value in the years ended December 31, 2025, 2024 and 2023:

	2025	2024	2023
Grant date fair value of stock options and SARs	$ 24.32	$ 33.04	$ 40.18
Expected stock price volatility	44.34 %	43.01 %	41.84 %
Risk-free interest rate	4.08 %	4.21 %	4.14 %
Expected annual dividend yield	1.27 %	1.00 %	0.82 %
Expected life of options and SARs (years)	5.5	5.5	5.4

The following table illustrates the stock option and SAR activity for the year ended December 31, 2025:

	Number of Shares (in 000's)	Weighted-Average Exercise Price	
Outstanding at December 31, 2024	3,870	$	93.00
Granted	776	$	58.87
Forfeited	(418)	$	95.66
Exercised	(143)	$	51.65
Outstanding at December 31, 2025	4,085	$	87.63
Exercisable at December 31, 2025	2,499	$	90.79
Stock options expected to vest	1,586	$	82.66

The weighted average remaining contractual term for stock options outstanding and exercisable at December 31, 2025 was 5.6 years and 4.0 years, respectively. The aggregate intrinsic value of stock options outstanding and exercisable at December 31, 2025 were immaterial. The aggregate intrinsic value of stock options and SARs exercised during the years ended December 31, 2025, 2024 and 2023 was $1.5 million, $5.1 million and $12.9 million, respectively.

The following table illustrates the RSU and PSU activity for the year ended December 31, 2025:

	Number of Shares (in 000's)	Weighted-Average Grant-Date Fair Value	
Outstanding at December 31, 2024	130	$	109.59
Granted	82	$	79.19
Vested	(25)	$	87.22
Forfeited	(34)	$	81.10
Outstanding at December 31, 2025	153	$	103.50

The weighted average fair value of RSU and PSU awards granted in the years ended December 31, 2025, 2024 and 2023 was $79.19, $95.80 and $127.59, respectively.

The total fair value of RSUs vested was $2.2 million, $1.8 million and $2.4 million for the years ended December 31, 2025, 2024 and 2023, respectively.

As of December 31, 2025, there was $41.2 million of total unrecognized compensation cost related to nonvested stock options, PSUs and RSUs granted under the Plans which is expected to be recognized over a weighted average period of 2.9 years.

We offer to our employees a shareholder-approved Employee Stock Purchase Plan (the "Employee Plan"), under which we reserved 1.0 million shares of common stock for issuance to our employees. The Employee Plan provides employees with the opportunity to invest from 1% to 10% of their annual salary to purchase shares of CONMED common stock at a purchase price equal to 95% of the fair market value of the common stock on the exercise date. During 2025, we issued approximately 31,614 shares of common stock under the Employee Plan. No stock-based compensation expense has been recognized in the accompanying consolidated financial statements as a result of common stock issuances under the Employee Plan.

Note 10 - Revenues

The following tables present revenue disaggregated by product line and timing of revenue recognition for the years ended December 31, 2025, 2024 and 2023:

	2025		
	Orthopedic Surgery	**General Surgery**	**Total**
Timing of Revenue Recognition			
Goods transferred at a point in time	$ 529,124	$ 789,735	$ 1,318,859
Services transferred over time	45,474	10,391	55,865
Total sales from contracts with customers	$ 574,598	$ 800,126	$ 1,374,724

	2024		
	Orthopedic Surgery	**General Surgery**	**Total**
Timing of Revenue Recognition			
Goods transferred at a point in time	$ 502,336	$ 754,070	$ 1,256,406
Services transferred over time	41,652	8,957	50,609
Total sales from contracts with customers	$ 543,988	$ 763,027	$ 1,307,015

	2023		
	Orthopedic Surgery	**General Surgery**	**Total**
Timing of Revenue Recognition			
Goods transferred at a point in time	$ 494,002	$ 704,041	$ 1,198,043
Services transferred over time	39,156	7,545	46,701
Total sales from contracts with customers	$ 533,158	$ 711,586	$ 1,244,744

Revenue disaggregated by primary geographic market where the products are sold is included in Note 11.

Contract liability balances related to the sale of extended warranties to customers are as follows:

	December 31, 2025	**December 31, 2024**
Contract Liability	$ 21,967	$ 18,424

Revenue recognized during years ended December 31, 2025, 2024 and 2023 from amounts included in contract liabilities at the beginning of the period were $14.4 million, $13.9 million and $12.5 million, respectively. There were no material contract assets as of December 31, 2025 and December 31, 2024.

Note 11 - Business Segment and Geographic Areas

We account and report for our business as a single operating segment entity engaged in the development, manufacturing and sale on a global basis of surgical devices and related equipment. The Company derives revenue globally and manages the business on a consolidated basis due to shared infrastructure and resources. Our chief operating decision maker ("CODM"), the President and Chief Executive Officer, evaluates the various global product portfolios on a net sales basis and evaluates profitability, investment, cash flow metrics and allocates resources on a consolidated worldwide basis.

Our product lines consist of orthopedic surgery and general surgery. Orthopedic surgery consists of sports medicine and lower extremities instrumentation and implants, small bone, large bone and specialty powered surgical instruments as well as imaging systems for use in minimally invasive surgical procedures and fees related to sales representation, promotion and marketing of sports medicine allograft tissue. General surgery consists of a complete line of endo-mechanical instrumentation for minimally invasive laparoscopic and gastrointestinal procedures, smoke evacuation devices, a line of cardiac monitoring products as well as electrosurgical generators and related instruments. These product lines' net sales and primary geographic market where the products are sold, are as follows for the years ended December 31, 2025, 2024 and 2023:

	2025		
	Orthopedic Surgery	**General Surgery**	**Total**
Primary Geographic Markets			
United States	$ 215,440	$ 559,148	$ 774,588
Europe, Middle East & Africa	142,465	122,189	264,654
Asia Pacific	130,873	77,849	208,722
Americas (excluding the United States)	85,820	40,940	126,760
Total sales from contracts with customers	$ 574,598	$ 800,126	$ 1,374,724

	2024		
	Orthopedic Surgery	**General Surgery**	**Total**
Primary Geographic Markets			
United States	$ 210,670	$ 537,554	$ 748,224
Europe, Middle East & Africa	132,106	110,958	243,064
Asia Pacific	119,766	74,918	194,684
Americas (excluding the United States)	81,446	39,597	121,043
Total sales from contracts with customers	$ 543,988	$ 763,027	$ 1,307,015

	2023		
	Orthopedic Surgery	**General Surgery**	**Total**
Primary Geographic Markets			
United States	$ 199,568	$ 500,592	$ 700,160
Europe, Middle East & Africa	127,637	98,616	226,253
Asia Pacific	123,043	74,358	197,401
Americas (excluding the United States)	82,910	38,020	120,930
Total sales from contracts with customers	$ 533,158	$ 711,586	$ 1,244,744

Sales are attributed to countries based on the location of the customer. We held $150.8 million and $139.9 million of long-lived assets in the United States at December 31, 2025 and 2024, respectively. We held $17.7 million and $22.9 million of long-lived assets in Mexico at December 31, 2025 and 2024, respectively. There were no significant investments in long-lived assets in other countries outside the United States at December 31, 2025 and 2024. No single customer represented over 10% of our consolidated net sales for the years ended December 31, 2025, 2024 and 2023.

The accounting policies of our single operating segment are the same as those described in Note 1. The CODM assesses performance for the single operating segment and decides how to allocate resources and make investment decisions based on net income, consistent with what is reported on the consolidated statements of comprehensive income. Net income is used to monitor budget versus actual results. The CODM also uses net income in competitive analysis by benchmarking to CONMED's competitors. The competitive analysis along with the monitoring of budgeted versus actual results are used in assessing performance of the single segment.

The following table includes significant segment expenses for the years ended December 31, 2025, 2024 and 2023:

	Years Ended December 31,		
	2025	**2024**	**2023**
Net sales	$ 1,374,724	$ 1,307,015	$ 1,244,744
Cost of sales[a]	624,249	573,983	568,499
Salesforce and commission expense	237,699	225,886	215,799
Marketing expense	67,252	65,338	60,918
Distribution expense	52,497	50,183	53,701
General and administrative expense	131,963	117,463	111,235
Stock-based compensation expense	28,323	25,558	24,257
Amortization expense	29,188	28,629	29,068
Non-cash adjustments to fair value of contingent consideration liability	22,951	(41,048)	(2,421)
Research and development expense	55,884	54,426	52,602
Interest expense	31,087	37,297	39,775
Other expense	418	—	—
Provision for income taxes	24,062	30,606	16,369
Other segment items[b]	22,096	6,271	10,483
Net income	$ 47,055	$ 132,423	$ 64,459

[a]Cost of sales in 2025 includes (i) costs related to the engagement of a consulting firm to evaluate and propose improvements to our manufacturing operations; (ii) the write-off of inventory, equipment, tooling and patents related to the cancellation of planned new product lines and discontinuation of certain catalog numbers as a result of our operational optimization consultation and internal review; and (iii) a benefit resulting from the early termination of our distribution agreement with W. L. Gore & Associates, Inc.

[b]Other segment items consist of (i) consulting fees and other costs related to operational optimization in 2025; (ii) cash compensation costs related to advisory services provided by our former Chief Executive Officer in 2025; (iii) costs related to the write off of a developed technology intangible asset in 2025; (iv) third party services pertaining to review of potential issues with certain royalty payments to surgeons involved in design teams in 2025 and 2024; (v) a gain on the sale of a product line in 2025; (vi) restructuring and related costs in 2024 and 2023; (vii) income/expense related to the termination of a distributor agreement in 2024 and 2023; (viii) lease impairment costs in 2024; (ix) acquisition and integration costs in 2023; and (x) software implementation costs in 2023.

Total assets for the Company's single operating segment are the same as presented on the Company's consolidated balance sheet, which is used to measure segment performance.

Note 12 - Employee Benefit Plans

We sponsor an employee savings plan ("401(k) plan") covering substantially all of our United States based employees. We also sponsor a defined benefit pension plan (the "pension plan") that was frozen in 2009. It covered substantially all our United States based employees at the time it was frozen.

Total employer contributions to the 401(k) plan were $7.6 million, $8.0 million and $8.2 million during the years ended December 31, 2025, 2024 and 2023, respectively.

We use a December 31 measurement date for our pension plan. Cumulative gains and losses in excess of 10% of the greater of the benefit obligation or the market-related value of assets are amortized on a straight-line basis over the lesser of the expected average remaining life expectancy of the plan's participants or 10.47 and 10.85 years at December 31, 2025 and 2024, respectively. The limits of 10.47 and 10.85 years, respectively, are adjusted to reflect the percentage change in the average remaining service period for the plan's active membership.

The following table provides a reconciliation of the projected benefit obligation, plan assets and funded status of the pension plan at December 31:

	2025	2024
Accumulated benefit obligation	$ 70,718	$ 69,235
Change in benefit obligation		
Projected benefit obligation at beginning of year	$ 69,235	$ 70,588
Service cost	656	721
Interest cost	3,529	3,452
Actuarial (gain)/loss	1,878	(1,373)
Benefits paid	(3,311)	(3,112)
Settlements	(1,269)	(1,041)
Projected benefit obligation at end of year	$ 70,718	$ 69,235
Change in plan assets		
Fair value of plan assets at beginning of year	$ 65,673	$ 65,896
Actual gain on plan assets	8,247	3,930
Benefits paid	(3,311)	(3,112)
Settlements	(1,269)	(1,041)
Fair value of plan assets at end of year	$ 69,340	$ 65,673
Funded status	$ (1,378)	$ (3,562)

The projected benefit obligation increased $1.5 million from December 31, 2024 to December 31, 2025 mainly due to interest rate changes.

Amounts recognized in the consolidated balance sheets consist of the following at December 31,:

	2025	2024
Other long-term liabilities	$ (1,378)	$ (3,562)
Accumulated other comprehensive loss	(18,858)	(22,281)

Accumulated other comprehensive loss for the years ended December 31, 2025 and 2024 consists of net actuarial losses not yet recognized in net periodic pension cost (before income taxes).

The following actuarial assumptions were used to determine our accumulated and projected benefit obligations as of December 31,:

	2025	2024
Discount rate	5.44 %	5.65 %

Other changes in plan assets and benefit obligations recognized in other comprehensive income in 2025 and 2024 are as follows:

	2025	2024
Current year actuarial loss	$ 2,008	$ 898
Amortization of actuarial loss	1,415	1,591
Total recognized in other comprehensive income	$ 3,423	$ 2,489

Net periodic pension cost for the years ended December 31, consists of the following:

	2025	2024	2023
Service cost	$ 656	$ 721	$ 776
Interest cost on projected benefit obligation	3,529	3,452	3,646
Expected return on plan assets	(4,362)	(4,405)	(4,130)
Amortization of loss	1,415	1,591	2,129
Net periodic pension cost	$ 1,238	$ 1,359	$ 2,421

Non-service pension cost was immaterial for the years ended 2025, 2024 and 2023.

The following actuarial assumptions were used to determine our net periodic pension benefit cost for the years ended December 31,:

	2025	2024	2023
Discount rate on benefit obligation	5.65 %	5.15 %	5.41 %
Effective rate for interest on benefit obligation	5.33 %	5.08 %	5.34 %
Expected return on plan assets	7.00 %	7.00 %	7.00 %

The Company's discount rate and mortality assumptions are the significant assumptions in determining the projected benefit obligation of the Company's pension plan.

The discount rate represents the interest rate used in estimating the present value of projected cash flows to settle the Company's pension obligations. The discount rate assumption is determined by management using a full yield curve approach, which involves applying the specific spot rates along the yield curve used in the determination of the benefit obligation that correlates to the relevant projected cash flows.

Mortality assumptions are based on published mortality studies developed primarily based on past experience of the broad population and modified for projected longevity trends. The mortality assumptions used for 2025 and 2024 are based on the Pri-2012 Mortality Tables using the MP-2021 mortality improvement scale.

In determining the expected return on pension plan assets, we consider the relative weighting of plan assets, the historical performance of total plan assets and individual asset classes and economic and other indicators of future performance.

Asset management objectives include maintaining an adequate level of diversification to reduce interest rate and market risk and providing adequate liquidity to meet immediate and future benefit payment requirements.

The allocation of plan assets by category is as follows at December 31,:

	Percentage of Pension Plan Assets		Target Allocation
	2025	2024	2026
Equity securities	72 %	71 %	75 %
Debt securities	28 %	29 %	25 %
Total	100 %	100 %	100 %

As of December 31, 2025, the pension plan held 27,562 shares of our common stock, which had a fair value of $1.1 million. We believe that our long-term asset allocation on average will approximate the targeted allocation. We regularly review our actual asset allocation and periodically rebalance the pension plan's investments to our targeted allocation when deemed appropriate.

FASB guidance defines fair value and establishes a framework for measuring fair value and related disclosure requirements as described in Note 15. Following is a description of the valuation methodologies used for our pension assets. There have been no changes in the methodologies used at December 31, 2025 and 2024:

	Common Stock:	Common stock is valued at the closing price reported on the common stock's respective stock exchange and is classified within level 1 of the valuation hierarchy.

	Fixed Income Securities:	Valued at the closing price reported on the active market on which the individual securities are traded and are classified within level 1 of the valuation hierarchy.

	Money Market Fund:	These investments are public investment vehicles valued using the Net Asset Value (NAV).

	Mutual Funds:	These investments are public investment vehicles valued using the Net Asset Value (NAV) provided by the administrator of the fund. The NAV is based on the value of the underlying assets owned by the fund, minus its liabilities, and then divided by the number of shares outstanding.

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the pension plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

The following table sets forth the value of the pension plan's assets as of December 31, 2025 and December 31, 2024:

	2025	2024
Investments measured at fair value:		
Level 1		
Common Stock	$ 7,201	$ 7,797
Fixed Income Securities	18,152	17,016
Total Investments measured at fair value	25,353	24,813
Investments measured at NAV:		
Money Market Fund	1,528	1,885
Mutual Funds	42,459	38,975
Total Investments measured at NAV	43,987	40,860
Total Investments	$ 69,340	$ 65,673

We do not expect to make any contributions to our pension plan for 2026.

The following table summarizes the benefits and settlements expected to be paid by our pension plan in each of the next five years and in aggregate for the following five years. The expected payments are estimated based on the same assumptions used to measure the Company's projected benefit obligation at December 31, 2025.

2026	$6,328
2027	5,898
2028	5,747
2029	5,565
2030	5,409
2031-2035	26,341

Note 13 - Legal Proceedings

From time to time, the Company may receive an information request, subpoena or warrant from a government agency such as the Securities and Exchange Commission, U.S. Department of Justice ("DOJ"), Equal Employment Opportunity Commission, the Occupational Safety and Health Administration, the U.S. Food and Drug Administration ("FDA"), the Department of Labor, the Treasury Department or other federal and state agencies or foreign governments or government agencies. These information requests, subpoenas or warrants may or may not be routine inquiries, or may begin as routine inquiries and over time develop into enforcement actions of various types. Additionally, if we receive reports of alleged misconduct from employees or third parties, we investigate as appropriate.

Manufacturers of medical devices have been the subject of various investigations and enforcement actions relating to interactions with healthcare providers domestically or internationally whereby companies are claimed to have provided healthcare providers with inappropriate incentives to purchase their products. Similarly, the Foreign Corrupt Practices Act ("FCPA") prohibits U.S. companies and their representatives from offering or making payments to foreign officials for the purpose of securing an improper business advantage; and in many countries, the healthcare professionals with whom we regularly interact may meet the definition of a foreign government official for purposes of this law. Similar anti-bribery laws are in effect in many of the countries in which we operate. The FCPA also imposes obligations on companies listed on U.S. stock exchanges to maintain accurate books and records, and maintain internal accounting controls sufficient to provide assurance that transactions are accurately recorded, lawful and in accordance with management's authorization. The FCPA can pose unique challenges for manufacturers that operate in foreign countries where conduct prohibited by the FCPA may not be viewed as illegal in local jurisdictions. In addition, a U.S. manufacturer may face risks under the FCPA based on the conduct of third parties (e.g., distributors) over whom the manufacturer may not have complete control. While CONMED has not experienced any material enforcement action to date, there can be no assurance that the Company will not be subject to a material enforcement action in the future, or that the Company will not incur costs including, in the form of fees for lawyers and other consultants, that are material to the Company's results of operations in the course of responding to a future inquiry or investigation.

In addition, as a manufacturer of FDA-approved devices reimbursable by federal healthcare programs, we are subject to the Physician Payments Sunshine Act, which requires us to annually report certain payments and other transfers of value we make to U.S.-licensed physicians, U.S. teaching hospitals or other U.S. covered recipients. Any failure to comply with these laws and regulations could subject us or our officers and employees to criminal and civil financial penalties.

Manufacturers of medical devices may face exposure to significant product liability claims, as well as patent infringement and other claims incurred in the ordinary course of business. To date, we have not experienced any claims that have been material to our financial statements or financial condition, but any such claims arising in the future could have a material adverse effect on our business, results of operations or cash flows. We currently maintain commercial product liability insurance ($35 million per incident and $35 million in the aggregate annually), which we believe is adequate. This coverage is on a claims-made basis. There can be no assurance that claims will not exceed insurance coverage, that the carriers will be solvent or that such insurance will be available to us in the future at a reasonable cost.

Our operations are subject, and in the past have been subject, to a number of environmental laws and regulations governing, among other things, air emissions; wastewater discharges; the use, handling and disposal of hazardous substances and wastes; soil and groundwater remediation and employee health and safety. Likewise, the operations of our suppliers and sterilizers are subject to similar environmental laws and regulations. In some jurisdictions, environmental requirements may be expected to become more stringent in the future. In the U.S., certain environmental laws can impose liability for the entire cost of site restoration upon each of the parties that may have contributed to conditions at the site regardless of fault or the lawfulness of the party's activities. While we do not believe that the present costs of environmental compliance and remediation are material, there can be no assurance that future compliance or remedial obligations would not have a material adverse effect on our financial condition, results of operations or cash flows.

The government of Italy passed a law in late 2015 to tax medical device companies on revenue derived from sales to public hospitals. The tax is calculated and based on provincial spending over and above certain thresholds. The Italy medical device tax represents variable consideration in the form of a retroactive discount potentially owed to the customer, which is ultimately the Italian government. Between enactment of the law and September 2022, the Italian government essentially made no effort to administer or collect the tax. A lack of interpretative guidance and the complexity of the law resulted in uncertainty as to the actual amount of liability. In September 2022, the Italian government passed a further decree which, amongst other provisions, delegated administration and collection to the provincial level for the years 2015 – 2018. The Company challenged the imposition of the medical device tax in Italy, as did many other medical device companies, on the grounds that the law was never implemented properly with regulations. On July 22, 2024, the Italian Constitutional Court determined the tax to be constitutional, however, a 52% discount on amounts due for the years 2015-2018 was granted as part of the ruling. On June 30, 2025, the Italian government published Decree-Law No. 95 that includes key mitigation measures for the 2015–2018 payback burden. This Decree-Law No. 95 became law in August 2025 granting a 75% discount on amounts due for the years 2015-2018. The Company submitted payment in September 2025. The Company has used its best estimate to record reserves related to the tax subsequent to the 2018 year.

In December 2023, the Company voluntarily informed the DOJ of potential issues with certain royalty payments related to surgeons involved in design teams. On September 5, 2025, the DOJ informed the Company that it was declining to prosecute the Company, civilly or criminally, for any conduct related to the voluntary disclosure and that it was closing its investigation without requiring anything further from the Company.

From time to time, we are also subject to negligence and other claims arising out of the ordinary conduct of our business, including, for example, automobile or other accidents our employees may experience within the course of their employment or otherwise and which may, on occasion, involve potentially significant personal injuries or other exposures.

We record reserves sufficient to cover probable and estimable losses associated with pending claims. With respect to the matters described above, except as noted related to the medical device tax in Italy, the Company is unable to estimate a range of possible loss at this time, nor does it believe any potential loss is probable, and as a result has not recorded any reserves related to the potential outcomes in connection with these matters. We do not expect that the resolution of any pending claims, investigations or reports of alleged misconduct will have a material adverse effect on our financial condition, results of operations or cash flows. There can be no assurance, however, that future claims, investigations or reports of alleged misconduct, or the costs associated with responding to such claims, investigations or reports of alleged misconduct, especially when not covered by insurance, will not have a material adverse effect on our financial condition, results of operations or cash flows.

Note 14 - Guarantees

We provide warranties on certain of our products at the time of sale and sell extended warranties. The standard warranty period for our capital equipment is generally one year and our extended warranties typically vary from one to three years. Liability under service and warranty policies is based upon a review of historical warranty and service claim experience. Adjustments are made to accruals as claim data and historical experience warrant.

Changes in the carrying amount of standard warranties for the years ended December 31, are as follows:

	2025	2024	2023
Balance as of January 1,	$ 1,445	$ 1,802	$ 1,944
Provision for warranties	586	506	614
Claims made	(708)	(863)	(756)
Balance as of December 31,	$ 1,323	$ 1,445	$ 1,802

Costs associated with extended warranty repairs are recorded as incurred and amounted to $4.2 million, $4.9 million and $4.8 million for the years ended December 31, 2025, 2024 and 2023 respectively.

Note 15 - Fair Value Measurement

We enter into derivative instruments for risk management purposes only. We operate internationally and, in the normal course of business, are exposed to fluctuations in interest rates, foreign exchange rates and commodity prices. These fluctuations can increase the costs of financing, investing and operating the business. We use forward contracts, a type of derivative instrument, to manage certain foreign currency exposures.

By nature, all financial instruments involve market and credit risks. We enter into forward contracts with major investment grade financial institutions and have policies to monitor the credit risk of those counterparties. While there can be no assurance, we do not anticipate any material non-performance by any of these counterparties.

Foreign Currency Forward Contracts. We hedge forecasted intercompany sales denominated in foreign currencies through the use of forward contracts. We account for these forward contracts as cash flow hedges. To the extent these forward contracts meet hedge accounting criteria, changes in their fair value are not included in current earnings but are included in accumulated other comprehensive loss. These changes in fair value will be recognized into earnings as a component of sales or cost of sales when the forecasted transaction occurs.

We also enter into forward contracts to exchange foreign currencies for United States dollars in order to hedge our currency transaction exposures. These forward contracts settle each month at month-end, at which time we enter into new forward contracts. We have not designated these forward contracts as hedges and have not applied hedge accounting to them.

The following table presents the notional contract amounts for forward contracts outstanding:

| | FASB ASC Topic 815 Designation | As of | |
		December 31, 2025	December 31, 2024
Forward exchange contracts	Cash flow hedge	$ 239,588	$ 224,177
Forward exchange contracts	Non-designated	49,459	38,892

The remaining time to maturity as of December 31, 2025 is within two years for hedge designated foreign exchange contracts and approximately one month for non-hedge designated forward exchange contracts.

Statement of comprehensive income presentation

Derivatives designated as cash flow hedges

Foreign exchange contracts designated as cash flow hedges had the following effects on accumulated other comprehensive income (loss) ("AOCI") and net earnings on our consolidated statements of comprehensive income and our consolidated balance sheets:

| | Amount of Gain/(Loss) Recognized in AOCI | | | Consolidated Statements of Comprehensive Income | | | | Amount of Gain/(Loss) Reclassified from AOCI | | |
| | Years Ended | | | | Total Amount of Line Item Presented | | | Years Ended | | |
Derivative Instrument	2025	2024	2023	Location of amount reclassified	2025	2024	2023	2025	2024	2023
Foreign exchange contracts	$(7,100)	$10,928	$ 5,489	Net Sales	$1,374,724	$1,307,015	$1,244,744	$ 229	$ 4,285	$ 3,790
				Cost of Sales	624,249	573,983	568,499	(463)	1,125	4,840
Pre-tax gain	$(7,100)	$10,928	$ 5,489					$ (234)	$ 5,410	$ 8,630
Tax expense	(1,721)	2,649	1,331					(57)	1,311	2,092
Net gain	$(5,379)	$ 8,279	$ 4,158					$ (177)	$ 4,099	$ 6,538

At December 31, 2025, $0.6 million of net unrealized loss on forward contracts accounted for as cash flow hedges, and included in accumulated other comprehensive loss, are expected to be recognized in earnings in the next twelve months.

Derivatives not designated as cash flow hedges

Net gain (loss) from derivative instruments not accounted for as hedges and loss on our intercompany receivables on our consolidated statements of comprehensive income were:

| | | Years Ended | | |
Derivative Instrument	Location on Consolidated Statements of Comprehensive Income	2025	2024	2023
Net gain (loss) on currency forward contracts	Selling and administrative expense	$ (2,182)	$ 608	$ (891)
Net loss on currency transaction exposures	Selling and administrative expense	$ (313)	$ (3,043)	$ (1,305)

Balance sheet presentation

We record these forward foreign exchange contracts at fair value. The following tables summarize the fair value for forward foreign exchange contracts outstanding at December 31, 2025 and 2024:

December 31, 2025	Location on Consolidated Balance Sheet	Asset Fair Value	Liabilities Fair Value	Net Fair Value
Derivatives designated as hedging instruments:				
Foreign exchange contracts	Other current liabilities	$ 4,389	$ (5,223)	$ (834)
Foreign exchange contracts	Other long-term liabilities	46	(407)	(361)
		$ 4,435	$ (5,630)	$ (1,195)
Derivatives not designated as hedging instruments:				
Foreign exchange contracts	Other current liabilities	—	(307)	(307)
Total derivatives		$ 4,435	$ (5,937)	$ (1,502)

December 31, 2024	Location on Consolidated Balance Sheet	Asset Fair Value	Liabilities Fair Value	Net Fair Value
Derivatives designated as hedging instruments:				
Foreign exchange contracts	Prepaid expenses and other current assets	$ 8,702	$ (3,294)	$ 5,408
Foreign exchange contracts	Other assets	388	(124)	264
		$ 9,090	$ (3,418)	$ 5,672
Derivatives not designated as hedging instruments:				
Foreign exchange contracts	Other current liabilities	33	(110)	(77)
Total derivatives		$ 9,123	$ (3,528)	$ 5,595

Our forward foreign exchange contracts are subject to a master netting agreement and qualify for netting in the consolidated balance sheets.

Fair Value Disclosure. FASB guidance defines fair value and establishes a framework for measuring fair value and related disclosure requirements. This guidance applies when fair value measurements are required or permitted. The guidance indicates, among other things, that a fair value measurement assumes that the transaction to sell an asset or transfer a liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market for the asset or liability. Fair value is defined based upon an exit price model.

Valuation Hierarchy. A valuation hierarchy was established for disclosure of the inputs to the valuations used to measure fair value. This hierarchy prioritizes the inputs into three broad levels as follows. Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities. Level 2 inputs are quoted prices for similar assets and liabilities in active markets, quoted prices for identical or similar assets in markets that are not active, inputs other than quoted prices that are observable for the asset or liability, including interest rates, yield curves and credit risks, or inputs that are derived principally from or corroborated by observable market data through correlation. Level 3 inputs are unobservable inputs based on our own assumptions used to measure assets and liabilities at fair value. A financial asset or liability's classification within the hierarchy is determined based on the lowest level input that is significant to the fair value measurement. There have been no significant changes in the assumptions.

Valuation Techniques. Assets and liabilities carried at fair value and measured on a recurring basis as of December 31, 2025 consist of forward foreign exchange contracts and contingent consideration. The Company values its forward foreign exchange contracts using quoted prices for similar assets. The most significant assumption is quoted currency rates. The value of the forward foreign exchange contract assets and liabilities were valued using Level 2 inputs and are listed in the table above.

The Company values contingent consideration from the In2Bones Global, Inc. ("In2Bones") and Biorez, Inc. ("Biorez") acquisitions using Level 3 inputs. The contingent consideration was recorded at fair value at the date of acquisition based on the consideration expected to be transferred, estimated as the probability-weighted future cash flows, discounted back to present value. The fair value of contingent consideration is measured using projected payment dates, discount rates, revenue volatilities, and projected revenues. The recurring Level 3 fair value measurements of contingent consideration for which the liabilities are recorded include the following significant unobservable inputs as of December 31, 2025:

	Assumptions	
Unobservable Input	In2Bones	Biorez
Discount rate	6.77%	11.95%
Revenue volatility	17.84%	21.42%
Projected year of payment	2026	2026

Adjustments to the fair value of contingent consideration during 2025 for In2Bones were driven principally by the level of In2Bones revenue. Biorez adjustments to fair value of contingent consideration during 2025 principally relate to the level of Biorez revenue and passage of time. Changes in the fair value of contingent consideration liabilities for years ended December 31, 2025 and December 31, 2024 are as follows:

	In2Bones	Biorez
Balance at January 1, 2024	$ 41,393	$ 128,751
Payments	(3,029)	(53,850)
Changes in fair value of contingent consideration	(27,168)	(13,880)
Balance at December 31, 2024	$ 11,196	$ 61,021
Payments	—	(33,760)
Changes in fair value of contingent consideration	(9,036)	31,987
Balance at December 31, 2025	$ 2,160	$ 59,248

Contingent consideration of $61.4 million is included in other current liabilities in the consolidated balance sheet at December 31, 2025. Contingent consideration of $35.4 million and $36.8 million is included in other current liabilities and other long-term liabilities, respectively, in the consolidated balance sheet at December 31, 2024.

The carrying amounts reported in our balance sheets for cash and cash equivalents, accounts receivable, accounts payable and variable long-term debt approximate fair value.

SCHEDULE II—Valuation and Qualifying Accounts
(In thousands)

Description	Balance at Beginning of Period	Additions: Charged to Costs and Expenses	Deductions	Balance at End of Period
2025				
Allowance for bad debts	$ 5,739	$ 2,050	$ (1,489)	$ 6,300
Sales returns and allowance	5,960	57	(976)	5,041
Deferred tax asset valuation allowance	—	—	—	—
2024				
Allowance for bad debts	$ 6,034	$ 2,557	$ (2,852)	$ 5,739
Sales returns and allowance	6,646	—	(686)	5,960
Deferred tax asset valuation allowance	—	—	—	—
2023				
Allowance for bad debts	$ 5,508	$ 1,525	$ (999)	$ 6,034
Sales returns and allowance	6,388	1,533	(1,275)	6,646
Deferred tax asset valuation allowance	543	—	(543)	—

Item 16. Form 10-K Summary

Registrants may voluntarily provide a summary of information required by Form 10-K under this Item 16. The Company has elected not to include such summary information.

Exhibit 4.1

Description of Common Stock

The following is a description of the general terms, provisions and rights of the common stock, par value $0.01 ("Common Stock"), of CONMED Corporation, a Delaware corporation (the "Company," "we," "us," and "our"), related provisions of the Company's certificate of incorporation (the "Certificate of Incorporation") and bylaws (the "Bylaws") and applicable Delaware law. This description is qualified in its entirety by, and should be read in conjunction with, the Certificate of Incorporation and Bylaws, which have been publicly filed with the Securities and Exchange Commission, and applicable Delaware law.

Authorized Shares

We have the authority to issue an aggregate of 100,000,000 shares of Common Stock. As of February 11, 2026, there were 31,299,194 shares of our Common Stock issued and 30,833,536 shares of our Common Stock outstanding.

Dividend Rights

Subject to the preferences, limitations and relative rights of holders of our preferred stock, the holders of Common Stock are entitled to share ratably in dividends if, when and as declared by our board of directors out of funds legally available therefor.

Voting Rights

Subject to the preferences, limitations and relative rights of holders of our preferred stock, the holders of Common Stock are entitled to one vote for each share held of record on all matters at all meetings of stockholders.

Liquidation Rights

Subject to the preferences, limitations and relative rights of holders of our preferred stock, the holders of Common Stock are entitled, in the event of our liquidation, dissolution or winding-up, to share ratably in the distribution of assets remaining after payment of debts and expenses.

Absence of Other Rights

Our Common Stock has no sinking fund or redemption provisions or preemptive, conversion or exchange rights.

Anti-Takeover Effects of Our Certificate of Incorporation and Bylaws

Our Certificate of Incorporation and Bylaws contain provisions that may delay, defer or discourage another party from acquiring control of us. We expect that these provisions, some of which are summarized below, will discourage coercive takeover practices or inadequate takeover bids. These provisions are also designed to encourage persons seeking to acquire control of us to first negotiate with the board of directors, which we believe may result in an improvement of the terms of any such acquisition in favor of our stockholders. However, they also give the board of directors the power to discourage acquisitions that some stockholders may favor.

Special Meetings of Stockholders

Our Bylaws provide that special meetings of stockholders may be called by the board of directors, the chair of the board of directors, if any, the lead independent director of the board of directors, if any, or the president, or upon the request of stockholders holding at least 25% of the Company's outstanding stock entitled to vote, subject to certain procedural and informational requirements for calling special meetings of stockholders set forth in the Bylaws.

Stockholder Action by Written Consent

Our Certificate of Incorporation provides that stockholders can take action by written consent if stockholders holding not less than the minimum number of votes required to authorize or take such action consent, subject to certain procedural safeguards set forth in the Certificate of Incorporation, including a requirement that the holders of at least 25% of the

Company's outstanding Common Stock (provided that such shares are determined to be Net Long Shares (as defined in the Bylaws) that have been held continuously for at least one year) request that the Board set a record date to determine the stockholders entitled to act by written consent.

Advance Notice Requirements for Stockholder Proposals and Director Nominations

Our Bylaws require compliance with advance notice procedures for stockholder proposals and director nominations to be brought before an annual meeting of the stockholders.

Exclusive Forum

Our Bylaws provide that unless the Company consents in writing to the selection of an alternate forum, (a) the Court of Chancery of the State of Delaware will be the sole and exclusive forum for (i) any derivative action or proceeding brought on our behalf; (ii) any action asserting a breach of fiduciary duty owed by any of our directors, officers, employees, or stockholders to the Company or our stockholders; (iii) any action asserting a claim arising pursuant to the Delaware General Corporation Law (the "DGCL"), our Certificate of Incorporation or our Bylaws; (iv) any action to interpret, apply, enforce or determine the validity of our Certificate of Incorporation or our Bylaws; or (v) any action asserting a claim against us that is governed by the internal affairs doctrine (or, if the Court of Chancery does not have jurisdiction, then the Superior Court of the State of Delaware, or if no state court in Delaware has jurisdiction, the federal district court for the District of Delaware); and (b) the federal district courts of the United States shall be the exclusive forum for the resolution of any complaint asserting a cause of action arising under the Securities Act of 1933, as amended.

Amendment to Certificate of Incorporation and Bylaws

Delaware law provides generally that a majority vote of all the outstanding shares entitled to vote thereon at a meeting of stockholders is required to approve amendments to a corporation's certificate of incorporation, unless a corporation's certificate of incorporation requires a greater percentage.

Delaware law provides generally that by-laws may be amended, adopted or repealed by the vote of a majority of the shares cast at a meeting of the Company's stockholders, unless the certificate of incorporation or by-laws provide otherwise. Our Bylaws provide that they may be amended, altered or repealed by a majority vote of the outstanding shares of the Company entitled to vote thereon. Additionally, if permitted under the corporation's certificate of incorporation, under Delaware law the board of directors may also amend, adopt or repeal the Company's by-laws. Our Certificate of Incorporation provides that the Bylaws may be amended, altered, or repealed by our board of directors without stockholder approval; provided, however, that any by-law adopted by the board of directors may be amended or repealed by our stockholders.

Delaware Anti-Takeover Statute

We are subject to Section 203 of the DGCL. Accordingly, we may not engage in a business combination, such as a merger, consolidation, recapitalization, asset sale or disposition of stock, with any "interested stockholder" for a period of three years from the date that the interested stockholder first became an interested stockholder unless certain conditions are met.

Indemnification and Limitations on Liability of Officers and Directors

Our Certificate of Incorporation and Bylaws require the indemnification of directors and officers by the Company to the fullest extent permitted by law, but our Bylaws provide that no indemnification is required with respect to any settlement or disposition of a proceeding unless the Company has given its prior consent to such settlement/disposition. Our Bylaws also permit us to indemnify employees and to advance expenses to any person entitled to indemnification upon request.

Section 102(b)(7) of the DGCL permits a corporation to provide in its certificate of incorporation that a director or officer of the corporation shall not be personally liable to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director or officer, except for liability for (i) any breach of the director's or officer's duty of loyalty to the corporation or its stockholders, (ii) acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) a director for payments of unlawful dividends or unlawful stock purchases or redemptions, (iv) any transaction from which the director or officer derived an improper personal benefit, or (v) an officer in any action by or in the right of the corporation. Our Certificate of Incorporation contains a provision eliminating the personal liability of directors for monetary damages to the fullest extent permitted by law.

Listing

The Company's Common Stock is listed on the New York Stock Exchange under the trading symbol "CNMD."

Transfer Agent and Registrar

The transfer agent and registrar for our Common Stock is Computershare Investor Services.

EXHIBIT 10.36

Stock Option

Award Terms

OVERVIEW

Our Stock Options rewards program is generally designed to encourage long term service and performance that creates value for our shareholders. This overview of the program does not amend or qualify any of the Award Terms, but is provided for a convenient summary of certain key terms.

Exercise Price

The exercise price is the closing price of CONMED stock on the date of grant.

Vesting

Stock Options generally vest over a five year period. This means that 20% of the grant vests after the first year, 20% after the second year, 20% after the third year, 20% after the fourth year, and in the fifth year all equity granted in that period is vested. For illustration:

Date	Vested	Unvested
Grant Date	0	5,000
Year 1	1,000	4,000
Year 2	2,000	3,000
Year 3	3,000	2,000
Year 4	4,000	1,000
Year 5	5,000	0

Exercising Stock Options

Generally, Stock Options may be exercised any time after they vest, but must be exercised within ten years after their date of grant. When exercising Stock Options, employees must contact a plan administrator (see contact information in the back of this guide) to exercise Stock Options. The exercise price of each share as to which a Stock Option is exercised must be paid at the time of exercise. Payment of the exercise price may be made (1) in cash, (2) by tender of shares of Company common stock owned by the employee as of the date of exercise (subject to such guidelines as the Compensation Committee may establish), (3) in other consideration as the Compensation Committee deems appropriate, (4) by a combination of cash, shares of common stock and such other consideration or (5) by withholding a portion of the common stock acquired upon the exercise of a part of a Stock Option (so-called, "net settling"). The plan administrator will deposit the shares of the Company's common stock acquired on exercise, less any shares withheld for tax withholdings or payment of the exercise price, into an account in the employee's name established with a brokerage firm identified by the Company. This will require the employee to open a brokerage account with the identified firm. An administrator of this program can assist employees in identifying the appropriate contacts at the brokerage firm to do so.

To illustrate the calculation in the case of net settling, if 1,000 Stock Options were vested with an exercise price of $5, and the market price at the close of business was $25, the employee would be issued 1,000 shares of CONMED common stock, less the amount of shares required to pay the aggregate option exercise price ($5 x 1,000 = $5,000, or 250 options worth $20 each), subject to further deduction for appropriate tax withholding. This results in 750 shares issued to the employee on a pre-tax basis.

Example:

Vested Options	Exercise Price	Market Price at Close of Business	# Shares Paid as Exercise Price	# of Pretax Shares Issued
	$ 5	$ 25	250	750

Alternatively, an employee exercising options in this scenario may pay the exercise price – 1,000 shares multiplied by the exercise price of $5.00, or $5,000 – by paying the Company the $5,000 in cash, or by tendering CONMED common stock with a market price equal to $5,000 on the day of exercise.

Selling Shares

Generally, an employee can sell his or her shares at any time after they are deposited into the employee's brokerage account as long as he or she complies with the Company's insider trading policy (see below). Any employee who has questions or concerns about compliance with the Company's policies on securities laws should first check with the General Counsel's office.

Insider Information

When employees become stock owners, they must adhere to applicable Securities Exchange Commission ("SEC") regulations, including compliance with insider trading rules. Contact the General Counsel's office for further information.

Leaving the Company

Since equity grants are designed to encourage and reward long-term service, as a general matter, unvested equity is forfeited when employment ends.

AWARD TERMS

CONMED Corporation hereby states the terms and conditions (the "Award Terms") of the Stock Options for the recipient ("Employee") identified in the grant dated (the "Grant Date") as designated by the Compensation Committee of the Board of Directors (the "Committee"). To receive the Stock Options, Employee must accept and agree to these Award Terms as well as the Restrictive Covenant Agreement attached hereto as Appendix A. Capitalized terms not defined herein shall have the meanings ascribed to them in CONMED's 2018 Long- Term Incentive Plan (the "Plan").

Grant of Stock Option

A stock option provides the right to purchase shares of the Company's Common Stock at the exercise price, which is equal to the Fair Market Value of a share of the Company's Common Stock on the Grant Date.

Stock Options granted to you under these terms and conditions are intended to be treated as nonstatutory stock options.

Vesting and Restrictions on Exercise

These Stock Options shall vest according to the following schedule:

Date	Vested	Unvested
Grant Date	—%	100%
Year 1	20%	80%
Year 2	40%	60%
Year 3	60%	40%
Year 4	80%	20%
	100%	—%

Except as expressly specified below, the Stock Options shall become exercisable on the vesting date or dates specified, provided that the Employee has remained employed by the Company through the applicable vesting date. The Stock Options may not be exercised after, and shall expire on, the tenth anniversary of the date hereof.

Additional Restrictions on Exercise, Confidentiality of Refusal to Permit Exercise of Stock Option.

An Employee's ability to exercise the Stock Options granted herein shall be subject to the additional restrictions set forth below.

An Employee's right to exercise the Stock Options granted herein shall be subject to the Company's policies on securities laws matters, which generally prohibit any employee from trading in Company stock when he or she is in possession of material, non-public information, as for example, concerning Company revenues, earnings, or acquisitions. An Employee who has access to such information is required to contact the Office of the General Counsel to pre-clear any trade in Company stock, including the exercise of Stock Options.

In addition to the foregoing certain other employees who have been notified in writing by the General Counsel that they are Affiliates with the meaning of SEC regulations or otherwise informed that they are subject to pre-clearance rules are required to pre-clear all of their trades in Company stock, and are subject to standard blackout periods (currently, from two weeks prior to the end of a quarter until one full trading day after earnings have been announced) during which transactions in the Company's Common Stock are prohibited, subject to a written plan exception or defense, which policies the Company may, in its sole discretion, adopt or amend from time to time; and (ii) the possibility that the Company may, without warning or explanation, temporarily decline to permit Stock Options be exercised. If the Company is requested to permit the exercise of Stock Options and refuses to permit such exercises, the Company will notify the requesting party when the Company's refusal to permit the exercise of Stock Options shall have ended.

If due to the nature of the Employee's access to material non-public information, or if the Employee has been notified by the General Counsel that he or she is required to pre-clear trades as indicated **above**, in order to exercise the Stock Options granted herein, the Employee must pre-clear any trades with the Company's General Counsel with at least three (3) business days' prior written notice of the intent to exercise the Stock Options granted. The Company may in its sole discretion waive the notice period.

In the event that the Company should refuse to permit Stock Options to be exercised, Employee must maintain such refusal in confidence and shall not disclose to any third person that the Company has refused to permit the requested exercise of Stock Options. Employee must not to trade or otherwise make use of the fact that the Company has refused to permit the exercise of Stock Options.

Termination of Employment; Vesting

Upon the termination of the Employee's employment with the Company and its subsidiaries for any reason other than a termination (i) due to death, or (ii) due to disability, then the Stock Option, to the extent exercisable as of the date of such termination and subject to the non-compete and other restrictions set forth below, may be exercised at any time within 120 days after the earlier of: the date of such termination but in no event after the expiration date of the Stock Option. Stock Options shall not vest after the date of termination of employment. Notwithstanding the foregoing, for those employees who reside in jurisdictions in which statutory or other law require an employer to provide notice of termination of employment, Stock Options that have not vested as of the date of the notice of termination of employment provided by the Company's subsidiary or affiliate shall not vest during any notice period, given that the purpose of equity compensation is to create an incentive for key employees to create shareholder value, which purpose is no longer served by an employee who has been provided notice that his or her employment is being terminated.

In the event that employment with the Company is terminated as a result of the Employee's death or disability, all unvested Stock Options will immediately become fully vested and may be exercised for a period of 120 days following the termination of employment by the Employee or as provided for by the laws of descent and distribution, as the case may

be. Upon the termination of the Employee's employment with the Company and its subsidiaries for any reason other than a termination (i) due to death, or (ii) due to disability, any unvested Stock Options shall cease vesting.

Unless the Committee determines otherwise, in the event of a Change in Control (as hereinafter defined), in which Awards are not assumed, substituted or otherwise continued, all Stock Options awarded herein that are then-outstanding shall vest and be exercisable. In the event of a Change in Control in which Awards are assumed, substituted or otherwise continued, if Employee's employment is terminated by the Company or any successor entity thereto without Cause or if the Employee resigns for Good Reason, in each case, within two (2) years after a Change in Control, each then-outstanding Stock Option that is not exercisable in full shall vest and be fully exercisable. Notwithstanding to the contrary, a "Change in Control" shall mean the occurrence of any one of the following events: (i) any "person" (as such term is defined in Section 3(a)(9) of the Exchange Act and as used in Sections 13(d)(3) and 14(d)(2) of the Exchange Act) is or becomes a "beneficial owner" (as defined in Rule 13d-3 under the Exchange Act), directly or indirectly, of securities of the Company representing 50% or more of the combined voting power of the Company's then outstanding securities eligible to vote for the election of the Board of Directors (the "Company Voting Securities"); *provided, however*, that the event described in this paragraph (i) shall not be deemed to be a Change in Control by virtue of any of the following acquisitions: (A) by the Company or any of its subsidiaries, (B) by any employee benefit plan sponsored or maintained by the Company or any of its subsidiaries, (C) by any underwriter temporarily holding securities pursuant to an offering of such securities, or (D) pursuant to a Non-Control Transaction (as defined in clause (ii) below), (ii) the consummation of a merger, consolidation, share exchange or similar form of corporate reorganization of the Company (or any such type of transaction involving the Company or any of its subsidiaries that requires the approval of the Company's shareholders, whether for the transaction or the issuance of securities in the transaction or otherwise) (a "Business Combination"), unless immediately following such Business Combination: (a) more than 60% of the total voting power of the corporation resulting from such Business Combination (including, without limitation, any corporation which directly or indirectly has beneficial ownership of 100% of the Company Voting Securities) eligible to elect directors of such corporation is represented by shares that were Company Voting Securities immediately prior to such Business Combination (either by remaining outstanding or being converted), and such voting power is in substantially the same proportion as the voting power of such Company Voting Securities immediately prior to the Business Combination, (b) no person (other than any holding company resulting from such Business Combination, any employee benefit plan sponsored or maintained by the Company (or the corporation resulting from such Business Combination)) immediately following the consummation of the Business Combination becomes the beneficial owner, directly or indirectly, of 50% or more of the total voting power of the outstanding voting securities eligible to elect directors of the corporation resulting from such Business Combination, and (c) at least a majority of the members of the board of directors of the corporation resulting from such Business Combination were members of the Board of Directors at the time of the approval of the execution of the initial agreement providing for such Business Combination (any Business Combination which satisfies the conditions in clauses (a), (b) and (c) is referred to hereunder as a "Non-Control Transaction"); or (iii) the shareholders of the Company approve a plan of complete liquidation or dissolution of the Company or the sale of all or substantially all of its assets. Notwithstanding the foregoing, a Change in Control of the Company shall not be deemed to occur solely because any person acquires beneficial ownership of more than 50% of the Company Voting Securities as a result of the acquisition of Company Voting Securities by the Company which reduces the number of Company Voting Securities outstanding; provided, that if after such acquisition by the Company such person becomes the beneficial owner of additional Company Voting Securities that increases the percentage of outstanding Company Voting Securities beneficially owned by such person, a Change in Control of the Company shall then occur. "Cause" shall mean (a) the willful and continued failure by an Employee to substantially perform his or her duties with the Company (other than any such failure resulting from his incapacity due to physical or mental illness), or (b) the willful engaging by the Employee in conduct which is demonstrably and materially injurious to the Company or its affiliates. "Good Reason" shall mean with respect to any other Employee, the occurrence of any of the following in the absence of the Employee's written consent: (i) any material and adverse change in the Employee's position or authority with the Company as in effect immediately before a Change in Control, other than an isolated and insubstantial action not taken in bad faith and which is remedied by the Company within 30 days after receipt of notice thereof given by the Employee; (ii) the transfer of the Employee's primary work site to a new primary work site that is more than 50 miles from the Employee's primary work site in effect immediately before a Change in Control; or (iii) a diminution of the Employee's base salary in effect immediately before a Change in Control by more than 10%, unless such diminution applies to all similarly situated employees, provided that (x) if the Employee does not deliver to the Company a written notice of termination within 60 days after the Employee has knowledge that an event constituting Good Reason has occurred, the event will no longer constitute Good Reason and (y) the Employee must give the Company 30 days to cure the event constituting Good Reason.

Restrictive Covenants

As a condition precedent to the grant of the Award, Employee is required to consent to the Restrictive Covenant Agreement, attached as Appendix A. Employee agrees that failure to consent to the Restrictive Covenant Agreement by the deadline set forth by the Company shall result in the immediate and irrevocable forfeiture of the Stock Option Award hereunder. Further, if Employee violates any provision of the Restrictive Covenant Agreement: (1) any Stock Options granted by the Company will terminate, and cease to be exercisable; and (2) the Company shall be entitled to recover the full, pre-tax value of any Stock Options that were exercised during the twenty-four (24) month period prior to Employee's termination of employment with the Company or thereafter. This Section shall not constitute the Company's exclusive remedy for Employee's violation of the Restrictive Covenant Agreement. The Company reserves all rights to seek all available legal or equitable remedies in the event of Employee's violation or threatened violation of the Restrictive Covenant Agreement, including injunctive relief.

The obligations contained in this Section will survive the termination of Employee's employment with the Company and will be fully enforceable thereafter.

Unless otherwise provided in the Restrictive Covenant Agreement or the Exhibits thereto, the terms of the Restrictive Covenant Agreement and other obligations set forth in these Award Terms supplement, and are in addition to, any other, pre-existing non-solicitation and confidentiality restrictions contained in Employee's employment agreements, which remain in full force and effect and are not amended or replaced in any way by the terms of these Award Terms.

Trade Secrets: Protection of Confidentiality And Notice Under Defense of Trade Secrets Act

Employee acknowledges that employment with the Company will bring Employee into close contact with many confidential affairs of the Company and its affiliates, including without limitation information about costs, profits, customers, markets, sales, products, key personnel, policies, operational methods, trade secrets and other business affairs and methods and other information not readily available to the public, and plans for further development ("Confidential Information"). Accordingly, Employee covenants and agrees that Employee will deliver promptly upon termination of employment, or at any other time the Company may request, all Confidential Information in the form of memoranda, notes, records, reports and any other documents or media (and all copies thereof) relating to the Company's business which Employee may then possess or have under Employee's control. In addition, for as long as such information remains sensitive and confidential in nature, and is not made public (other than as a result of Employee's action or inaction, direct or indirect), subject to the "Protected Rights" section below, Employee will hold in strictest confidence all matters of the Company or any of its affiliates that are not otherwise in the public domain and will not, directly or indirectly, disclose or otherwise communicate them to anyone outside of the Company, download or otherwise transfer or transmit them without authorization or in violation of Company's policies, or use them for Employee's personal uses or otherwise, either during or after the period of Employee's employment with the Company or its affiliates.

Notwithstanding the foregoing, pursuant to 18 U.S.C. Section 1833(b), Employee will not be held criminally or civilly liable under any federal or state trade secret law for the disclosure of a trade secret that: (1) is made in confidence to a federal, state, or local government official, either directly or indirectly, or to an attorney, and solely for the purpose of reporting or investigating a suspected violation of law; or (2) is made in a complaint or other document filed in a lawsuit or other proceeding, if such filing is made under seal. If Employee files a lawsuit for retaliation by the Company for reporting a suspected violation of law, Employee may disclose such trade secret to Employee's attorney and use the trade secret information in related court proceedings, provided that Employee files any document containing the trade secret information under seal and does not further disclose the trade secret, except pursuant to court order.

Protected Rights

Nothing contained herein restricts or limits Employee's right to discuss or disclose information about unlawful acts in the workplace, at work-related events, or between Company employees or the Company and Employee, such as harassment, discrimination, retaliation, sexual assault, a wage and hour violation, or any other conduct that Employee has reason to believe is unlawful or that is otherwise recognized as against a clear mandate of public policy, nor is Employee prohibited from discussing Employee's employment or reporting possible violations of law or regulation with the Equal Employment Opportunity Commission, United States Department of Labor, the Occupational Safety and Health Administration, the National Labor Relations Board, the Securities and Exchange Commission, or other federal government agency or state or local government agency. Nothing herein shall prohibit Employee from discussing the terms and conditions of Employee's employment with others to the extent expressly permitted by Section 7 of the National Labor Relations Act or to the extent that such disclosure is protected under the applicable provisions of law or regulation, including but not limited to "whistleblower" statutes or other similar provisions that protect such disclosure.

Nor is Employee prohibited from disclosing or discussing conduct or the existence of a settlement involving conduct relating to a dispute: (1) involving a nonconsensual sexual act or sexual contact, as such terms are defined in section 2246 or title 18, United States Code, or similar applicable tribal or state law; or (2) relating to conduct that is alleged to constitute sexual harassment under applicable federal, tribal, or state law.

Exercise

Subject to the Employee's compliance with the Company's policies on securities laws as noted above, the Stock Options may be exercised through the brokerage Company through which the Company works and with which Employee has been instructed to open an account. Exercise of the Stock Option is conditioned on the Employee's (i) payment of the amount of the federal, state and local taxes, if any, required to be withheld and paid the Company as a result of such exercise by check or by the Company retaining the number of shares of Common Stock the fair market value of which is equal to the minimum amount required to be withheld; and (ii) payment in full of the exercise price of each share as to which a Stock Option is exercised. Payment of the exercise price may be made (1) in cash, (2) by tender of shares of Company common stock owned by the employee as of the date of exercise (subject to such guidelines as the Compensation Committee may establish), (3) in other consideration as the Compensation Committee deems appropriate, (4) by a combination of cash, shares of common stock and such other consideration or (5) by withholding a portion of the common stock acquired upon the exercise of a part of a Stock Option.

Authority

The Committee shall have final authority to interpret and construe these Award Terms and to make all determinations thereunder, and its decisions shall be final, binding and conclusive upon all persons, including the Employee and the Employee's legal representative.

Amendment

These Award Terms may not be amended in any manner, except by an instrument in writing signed by the parties hereto.

Transferability

The Stock Option is not assignable or transferable, and no right or interest of the Employee shall be subject to any lien, obligation or liability of the Employee, except by will or the laws of descent and distribution. Notwithstanding the immediately preceding sentence, the Committee may, subject to the terms and conditions it may specify, permit the Employee to transfer the Stock Option to one or more of his immediate family members (i.e., his spouse and issue, including adopted and step children) or to trusts established in whole or in part for the benefit of the Employee and/or one or more of such immediate family members as described in the Plan. During the lifetime of the Employee, the nonstatutory Stock Option shall be exercisable only by the Employee or by the immediate family member or trust to whom such Stock Option has been transferred pursuant to the immediately preceding sentence.

No Rights of Employment

These Award Terms shall not be construed as giving the Employee any right to continue in the employ of the Company or any subsidiary or limit in any way the rights of the Company, or any subsidiary, to terminate employment of the Employee at any time.

Entire Agreement

The Plan is incorporated herein by reference. These Award Terms, the Plan and such other documents as may be executed in connection with the exercise of this Stock Option constitute the entire agreement and understanding of the parties hereto with respect to the subject matter hereof and supersede all prior understandings and agreements with respect to such subject matter.

Governing Law; Consent to Jurisdiction and Venue.

This Agreement, and all claims or causes of action (whether in contract or tort) that may be based upon, arise out of or relate to the execution or performance hereof, aside from those arising out of or relating to the Restrictive Covenant Agreement (which shall be determined in accordance with the terms of the Restrictive Covenant Agreement), shall be governed by the internal Laws of the State of Delaware, without giving effect to any choice of Law or conflict of Laws rules or provisions (whether of the State of Delaware or any other jurisdiction) that would cause the application of the Laws of any jurisdiction other than the State of Delaware. Any suit, action or other proceeding arising out of or relating to this Agreement or any transaction contemplated hereby, aside from those arising out of or relating to the Restrictive Covenant Agreement (which shall be determined in accordance with the terms of the Restrictive Covenant Agreement), shall be brought exclusively in the Delaware Court of Chancery in New Castle County, or in the event (but only in the event) that such court does not have subject matter jurisdiction over such action, the United States District Court for the District of Delaware, and each of the parties hereto hereby irrevocably submits to the exclusive jurisdiction of such courts for the purpose of any such suit, action or other proceeding. A final judgment in any such suit, action or other proceeding may be enforced in other jurisdictions by suit on the judgment or in any other manner provided by Law. Each Party irrevocably and unconditionally waives any objection to the laying of venue of any action, suit or proceeding arising out of this Agreement or the transactions contemplated hereby in such courts, and hereby irrevocably and unconditionally waives and agrees not to plead or claim in any such court that any such action, suit or proceeding brought in any such court has been brought in an inconvenient forum. Each Party further agrees that service of any process, summons, notice or document by U.S. registered mail to such Party's respective address set forth herein shall be effective service of process for any such action, suit or proceeding.

Successors

These Award Terms shall be binding upon the Company and the Employee and their respective legal representatives, heirs, beneficiaries, successors and assigns and upon all other persons claiming under or through any of them.

RESTRICTIVE COVENANT AGREEMENT

As a material condition to the grant of the award Stock Options provided under the 2018 Long-Term Incentive Plan to the grant recipient ("Employee", "You", "I" or "Me") by ConMed Corporation and/or one of its affiliates, subsidiaries, successors, assigns, or related companies or entities (collectively, the "Company" or "Employer"), Employee enters into and agrees to be bound by this Restrictive Covenant Agreement (the "Agreement"), made by and between Employee and the Company. The Company and Employee are collectively referred to herein as "the Parties."

RECITALS

A.   Purpose

The Parties intend for me to serve on an at-will basis in a position of trust at agreed-upon compensation. During the time of that employment, the Parties expect me to have access to Confidential Information (as defined below). The purpose of this Agreement is to protect the Company's legitimate and protectible interests.

B.   Intent

This Agreement sets forth the entire understanding and agreement of the Parties and fully supersedes any and all prior or contemporaneous agreements or understandings between the Parties on the subject matter of this Agreement.

C.   Consideration

Employee enters into this agreement in consideration of the Company employing Employee, compensating Employee, providing Employee with access to Confidential Information and/or trade secrets, and/or access to the Company's clients and business partners, and the opportunity to develop and maintain relationships and goodwill with them, and/or other good and valuable consideration, the adequacy, sufficiency and receipt of which is hereby acknowledged.

Accordingly, intending to be legally bound, the Parties agree as follows:

TERMS AND CONDITIONS

1. **Confidential Information Protections**.

   1.1   **Recognition of Company's Rights; Nondisclosure**. My employment by Company creates a relationship of confidence and trust with respect to Confidential Information (as defined below) and Company has a protectable interest in the Confidential Information. At all times during and after my employment, I will hold in confidence and will not disclose, use, lecture upon, or publish any Confidential Information, except as required in connection with my work for Company, or as approved by an officer of Company. I will obtain written approval by an officer of Company before I lecture on or submit for publication any material (written, oral, or otherwise) that discloses and/or incorporates any Confidential Information. I will take all reasonable precautions to prevent the disclosure of Confidential Information. I will not remove any Confidential Information from the premises of the Company in either original or copied form, and will not remove or publish Confidential Information through digital or computer means, such as through use of social media, via transfer to an external hard drive or digital drop box, or by forwarding to a personal email account, except in the ordinary course of conducting business for the Company or with specific prior approval.

   1.2   **Permitted Disclosures**.
   (a)   Notwithstanding the foregoing, pursuant to 18 U.S.C. Section 1833(b), I will not be held criminally or civilly liable under any federal or state trade secret law for the disclosure of a trade secret that: (1) is made in confidence to a federal, state, or local government official, either directly or indirectly, or to an attorney, and solely for the purpose of reporting or investigating a suspected violation of law; or (2) is made in a complaint or other document filed in a lawsuit or other proceeding, if such filing is made under seal. If I file a lawsuit for retaliation by the Company for reporting a suspected violation of law, I may disclose such trade secret to my attorney and use the trade secret information in related court proceedings, provided that I file any document containing the trade secret information under seal and do not further disclose the trade secret, except pursuant to court order.
   (b)   I understand that nothing contained in this Agreement restricts or limits my right to discuss or disclose information about unlawful acts in the workplace, at work-related events, or between Company employees or Company and me, such as harassment, discrimination, retaliation, sexual assault, a wage and hour violation, or any other conduct that I have reason to believe is unlawful or that is otherwise recognized as against a clear mandate of public policy, nor does this

Agreement prohibit me from discussing my employment or reporting possible violations of law or regulation with the Equal Employment Opportunity Commission, United States Department of Labor, the Occupational Safety and Health Administration, the National Labor Relations Board, the Securities and Exchange Commission, or other federal government agency or state or local government agency. I further understand that this Agreement does not prohibit me from discussing the terms and conditions of my employment with others to the extent expressly permitted by Section 7 of the National Labor Relations Act or to the extent that such disclosure is protected under the applicable provisions of law or regulation, including but not limited to "whistleblower" statutes or other similar provisions that protect such disclosure. Nor does this Agreement require me not to disclose or discuss conduct or the existence of a settlement involving conduct relating to a dispute: (1) involving a nonconsensual sexual act or sexual contact, as such terms are defined in section 2246 or title 18, United States Code, or similar applicable tribal or state law; or (2) relating to conduct that is alleged to constitute sexual harassment under applicable federal, tribal, or state law.

1.3 **Confidential Information.** "***Confidential Information***" means any and all confidential knowledge or data of Company, and includes any confidential knowledge or data that Company has received, or receives in the future, from third parties that Company has agreed to treat as confidential and to use for only certain limited purposes. By way of illustration but not limitation, Confidential Information includes (a) trade secrets, inventions, ideas, processes, formulas, software in source or object code, data, technology, know-how, designs and techniques, and any other work product of any nature, and all Intellectual Property Rights (defined below) in all of the foregoing (collectively, "***Inventions***"), including all Company Inventions (defined in Section 2.1); (b) information regarding research, development, new products, business and operational plans, budgets, unpublished financial statements and projections, costs, margins, discounts, credit terms, pricing, quoting procedures, future plans and strategies, capital-raising plans, internal services, suppliers and supplier information; (c) information about customers and potential customers of Company, including customer lists, names, representatives, their needs or desires with respect to the types of products or services offered by Company, and other non-public information; (d) information about Company's business partners and their services, including names, representatives, proposals, bids, contracts, and the products and services they provide; and (e) any other non-public information that a competitor of Company could use to Company's competitive disadvantage. However, Company agrees that I am free to use information that I knew prior to my employment with Company or that is, at the time of use, generally known in the trade or industry through no breach of this Agreement by me.

1.4 **Third Party Information**. I understand, in addition, that Company has received and in the future will receive from third parties their confidential and/or proprietary knowledge, data or information ("***Third Party Information***") subject to a duty on Company's part to maintain the confidentiality of such information and to use it only for certain limited purposes. During my employment and thereafter, I will hold Third Party Information in confidence and will not disclose to anyone (other than Company personnel who need to know such information in connection with their work for Company) or use, except in connection with my work for Company, Third Party Information unless expressly authorized by an officer of Company in writing.

1.5 **Term of Nondisclosure Restrictions**. I will only use or disclose Confidential Information and Third Party Information as provided in this Section 1 and I agree that the restrictions in this Section 1 are intended to continue indefinitely, even after my employment by Company ends.

1.6 **Return of Confidential Information and Company Property.** Upon my termination of employment with Company, or at any time upon the request of Company, I will deliver promptly to Company all Company property, documents, and information. This includes, but is not limited to, all Company Inventions and/or Confidential Information, including any and all copies thereof, in any form, regardless of whether such Confidential Information is stored on or in any personally-owned device or storage media, as well as any Company-issued credit cards, security badges, keys and tokens, and Company-issued electronic and telephonic equipment including but not limited to computers, mobile phones, iPads, external hard drives, USB storage devices, flash drives, or other devices or data storage media. I understand and agree that I may not retain Confidential Information in any form following termination of my employment with Company. I further agree that Company information or documentation to which I have access during my employment, regardless of whether it contains Confidential Information, is the property of Company and cannot be downloaded or retained for my personal use or for any use that is outside the scope of my duties for Company. In addition, if I have used any personal computer, server, or e-mail system to receive, store, review, prepare or transmit any Company information, including but not limited to, Confidential Information, I agree to provide Company with a computer-useable copy of all such information and then permanently delete such information from those systems, unless otherwise directed by Company; and I agree to provide Company access to my system as reasonably requested to verify that the necessary copying and/or deletion is completed. I further agree that any property situated on Company's premises and owned by Company, including disks and other storage media, filing cabinets or other work areas, is subject to inspection by Company's personnel at any time during my employment, with or without notice. Prior to leaving my employment with Company, I hereby agree to (i) provide Company any and all information needed to access any Company property or information returned or required to be returned pursuant to this paragraph, including without limitation any login, password, and account information, (ii) cooperate with Company in attending an exit interview, and (iii) complete and sign Company's termination statement if required to do so by Company.

1.7 **No Improper Use of Information of Prior Employers and Others**. During my employment by Company, I will not improperly use or disclose confidential information or trade secrets, if any, of any former employer or any other person to whom I have an obligation of confidentiality, and I will not bring onto Company's premises any unpublished documents or property belonging to a former employer or any other person to whom I have an obligation of confidentiality unless that former employer or person has consented in writing.

1.8 **Restricted Access Granted.** In exchange for my agreement not to disclose or use Confidential Information or Third Party Information, except as required in performing my duties for Company, and for the non-solicitation covenants, and the other promises provided herein, Company agrees to grant me access to Confidential Information or Third Party Information required to fulfill the duties of my position. I agree that Company has no pre-existing obligation to reveal Confidential Information or Third Party Information.

2. Assignments of Inventions.

2.1 **Definitions.** The term (a) **"*Intellectual Property Rights*"** means all past, present and future rights of the following types, which may exist or be created under the laws of any jurisdiction in the world: trade secrets, Copyrights, trademark and trade name rights, mask work rights, patents and industrial property, and all proprietary rights in technology or works of authorship (including, in each case, any application for any such rights, all rights to priority, and any rights to apply for any such rights, as well as all rights to pursue remedies for infringement or violation of any such rights); (b) "***Copyright***" means the exclusive legal right to reproduce, perform, display, distribute and make derivative works of a work of authorship (for example, a literary, musical, or artistic work) recognized by the laws of any jurisdiction in the world; (c) "***Moral Rights***" means all paternity, integrity, disclosure, withdrawal, special and similar rights recognized by the laws of any jurisdiction in the world; and (d) "***Company Inventions***" means any and all Inventions (and all Intellectual Property Rights related to Inventions) that are made, conceived, developed, prepared, produced, authored, edited, amended, reduced to practice, or learned or set out in any tangible medium of expression or otherwise created, in whole or in part, by me, either alone or with others, during my employment by Company, and all printed, physical, and electronic copies, and other tangible embodiments of Inventions.

2.2 **Non-Assignable Inventions**. I recognize that this Agreement will not be deemed to require assignment of any Invention that I develop entirely on my own time without using Company's equipment, supplies, facilities or trade secrets, or Confidential Information, except for Inventions that either (i) relate to Company's actual or anticipated business, research or development, or (ii) result from or are connected with any work performed by me for Company. In addition, this Agreement does not apply to any Invention that qualifies fully for protection from assignment to Employer under any specifically applicable state law, regulation, rule or public policy, as more specifically described in **Exhibit A** for employees working in certain states (collectively, "***Non-assignable Inventions***").

2.3 **Prior Inventions**.
(a)I agree to provide notice to the Company, in the manner described in Section 9 of this Agreement, containing a description of any Inventions that (i) are owned by me or in which I have an interest and that were made or acquired by me prior to my date of first employment by Company, and (ii) may relate to Company's business or actual or demonstrably anticipated research or development, and (iii) are not to be assigned to Company ("***Prior Inventions***"). If no such notice is provided by me to the Company within ten (10) days of my execution of this Agreement, I represent and warrant that no Inventions that would be classified as Prior Inventions exist as of the date of this Agreement. (b)I agree that if I use any Prior Inventions and/or Non-assignable Inventions in the scope of my employment, or if I include any Prior Inventions and/or Non-assignable Inventions in any product or service of Company, or if my rights in any Prior Inventions and/or any Non-assignable Inventions may block or interfere with, or may otherwise be required for, the exercise by Company of any rights assigned to Company under this Agreement (each, a "***License Event***"), (i) I will immediately notify Company in writing, and (ii) unless Company and I agree otherwise in writing, I hereby grant to Company a non-exclusive, perpetual, transferable, fully-paid, royalty-free, irrevocable, worldwide license, with rights to sublicense through multiple levels of sublicensees, to reproduce, make derivative works of, distribute, publicly perform, and publicly display in any form or medium (whether now known or later developed), make, have made, use, sell, import, offer for sale, and exercise any and all present or future rights in, such Prior Inventions and/or Non-assignable Inventions. To the extent that any third parties have any rights in or to any Prior Inventions or any Non-assignable Inventions, I represent and warrant that such third party or parties have validly and irrevocably granted to me the right to grant the license stated above.

2.4 **Assignment of Company Inventions.** I hereby assign to Employer all my right, title, and interest in and to any and all Company Inventions other than Non-assignable Inventions and agree that such assignment includes an assignment of all Moral Rights. To the extent such Moral Rights cannot be assigned to Employer and to the extent the following is allowed by the laws in any country where Moral Rights exist, I hereby unconditionally and irrevocably waive the enforcement of such Moral Rights, and all claims and causes of action of any kind against Employer or related to Employer's customers, with respect to such rights. I further agree that neither my successors-in-interest nor legal heirs retain any Moral Rights in any Company Inventions. Nothing contained in this Agreement may be construed to reduce or limit Company's rights, title, or interest in any Company Inventions so as to be less in any respect than that Company would have had in the absence of this Agreement.

2.5 **Obligation to Keep Company Informed.** During my employment by Company, I will promptly and fully disclose to Company in writing all Inventions that I author, conceive, or reduce to practice, either alone or jointly with others. At the time of each disclosure, I will advise Company in writing of any Inventions that I believe constitute Non-assignable Inventions; and I will at that time provide to Company in writing all evidence necessary to substantiate my belief. Subject to Section 2.3(b), Company agrees to keep in confidence, not use for any purpose, and not disclose to third parties without my consent, any confidential information relating to Nonassignable Inventions that I disclose in writing to Company.

2.6 **Government or Third Party.** I agree that, as directed by Company, I will assign to a third party, including without limitation the United States, all my right, title, and interest in and to any particular Company Invention.

2.7 **Ownership of Work Product.** I acknowledge that all original works of authorship that are made by me (solely or jointly with others) within the scope of my employment and that are protectable by Copyright are "works made for hire," pursuant to United States Copyright Act (17 U.S.C., Section 101).

2.8 **Enforcement of Intellectual Property Rights and Assistance.** I will assist Company, in every way Company requests, including signing, verifying and delivering any documents and performing any other acts, to obtain and enforce United States and foreign Intellectual Property Rights and Moral Rights relating to Company Inventions in any jurisdictions in the world. My obligation to assist Company with respect to Intellectual Property Rights relating to Company Inventions will continue beyond the termination of my employment, but Company will compensate me at a reasonable rate after such termination for the time I actually spend on such assistance. If Company is unable for any reason, after reasonable effort, to secure my signature on any document needed in connection with the actions specified in this paragraph, I hereby irrevocably designate and appoint Employer and its duly authorized officers and agents as my agent and attorney in fact, which appointment is coupled with an interest, to act for and on my behalf to execute, verify and file any such documents and to do all other lawfully permitted acts to further the purposes of this Agreement with the same legal force and effect as if executed by me. I hereby waive and quitclaim to Company any and all claims, of any nature whatsoever, which I now or may hereafter have for infringement of any Intellectual Property Rights assigned to Employer under this Agreement.

2.9 **Incorporation of Software Code.** I agree not to incorporate into any Inventions, including any Company software, or otherwise deliver to Company, any software code licensed under the GNU General Public License, Lesser General Public License, or any other license that, by its terms, requires or conditions the use or distribution of such code on the disclosure, licensing, or distribution of any source code owned or licensed by Company, **except** in strict compliance with Company's policies regarding the use of such software or as specifically directed by Company.

3. **Records**. I agree to keep and maintain adequate and current records (in the form of notes, sketches, drawings and in any other form that is required by Company) of all Confidential Information developed by me and all Company Inventions made by me during the period of my employment at Company, which records will be available to and remain the sole property of Employer at all times.

4. **Duty of Loyalty During Employment.** To the extent applicable to me or modified for me as described in **Exhibit B** based on the state in which I work, during my employment by Company, I will not, without Company's written consent, directly or indirectly engage in any employment or business activity that is directly or indirectly competitive with, or would otherwise conflict with, my employment by Company.

5. **No Solicitation of Employees, Consultants, Contractors, Customers or Potential Customers.** To the extent applicable to me or modified for me as described in **Exhibit B** based on the state in which I work or reside, I agree that during the period of my employment and for the one (1)-year period immediately after the date my employment ends, I will not, either directly or through others, except on behalf of Company:

    5.1 solicit, induce, encourage, or participate in soliciting, inducing or encouraging any Colleague to terminate their or its relationship with Company;

    5.2 solicit, induce, encourage, or participate in soliciting, inducing, or encouraging any Colleague to render services to me or any other person or entity that researches, develops, markets, sells, performs or provides or is preparing to develop, market, sell, perform or provide Conflicting Services (as defined below);

    5.3 solicit, induce, encourage, or participate in an attempt to induce any Customer or Potential Customer (as defined below), to terminate, diminish, or materially alter in a manner harmful to Company its relationship with Company;

5.4 solicit or assist in the solicitation of any Customer or Potential Customer to induce or attempt to induce such Customer or Potential Customer to purchase or contract for any Conflicting Services; or

5.5 solicit, induce, encourage or attempt to solicit, induce, or encourage, any franchisee, joint venture, supplier, vendor or contractor who conducted business with Company at any time during the two (2)-year period preceding the termination of my employment with Company, to terminate or adversely modify any business relationship with Company or not to proceed with, or enter into, any business relationship with Company, nor shall I otherwise interfere with any business relationship between Company and any such franchisee, joint venture, supplier, vendor or contractor.

The parties agree that for purposes of this Agreement, a "*Colleague*" is any employee, consultant, or independent contractor of the Company provided I (i) had material contact with or supervised any such employee, consultant, or independent contractor during the twenty-four (24) months preceding the termination of my employment with Company; or (ii) had access to Confidential Information about any such employee, consultant, or independent contractor during the twenty-four (24) month period preceding termination of my employment with Company.

The parties agree that for purposes of this Agreement, a "*Customer*" is any person or entity who or which used Company's services at any time during the two (2)-year period preceding the termination of my employment with Company, provided I (i) had material business-related contact with such person or entity during the two (2) year period preceding termination of my employment with Company; or (ii) had access to Confidential information about any such person or entity during the two (2) year period preceding termination of my employment with Company.

The parties agree that for purposes of this Agreement, a "*Potential Customer*" is any person or entity who or which inquired about Company's services at any time during the two (2)-year period preceding the termination of my employment with Company, provided I (i) had business-related contact with such person or entity during the two (2) year period preceding termination of my employment with Company; or (ii) had access to Confidential information about any such person or entity during the two (2) year period preceding termination of my employment with Company.

The parties agree that for purposes of this Agreement, "*Conflicting Services*" means any product, service, or process or the research and development thereof, of any person or organization other than Company that competes with a product, service, or process, including the research and development thereof, of Company with which I worked directly or indirectly during the last two (2) years preceding termination of my employment by Company or about which I acquired Confidential Information during the last two (2) years preceding termination of my employment by Company.

6. Non-Compete Provision.

6.1 Unless modified for me as described in Exhibit B based on the state in which I work or reside, I agree that for the one (1)-year period after the date my employment ends, I will not, directly or indirectly, perform or provide, or attempt to perform or provide Conflicting Services (defined above) in the Restricted Territory (defined below) in a position that is the same or similar in function or purpose to the services I provided to Company at any time in the last two (2) years preceding termination of my employment by Company.

6.2 The parties agree that, for purposes of this Agreement, "*Restricted Territory*" means:
    (a) the state in which I primarily performed services for Company;
    (b) all other states of the United States of America in which Company provided goods or services, had customers, or otherwise conducted business at any time during the two (2)-year period prior to the date of the termination of my relationship with Company, if, during the two (2)-year period prior to the date of the termination of my relationship with Company, I: (i) provided services for the Company in any such state; or (ii) had access to Confidential Information relating to the Company's business operations in any such state;
    (c) any other countries from which Company provided goods or services, had customers, or otherwise conducted business at any time during the two (2)-year period prior to the date of the termination of my relationship with Company, if, during the two (2)-year period prior to the termination of my relationship with Company, I: (i) provided services for the Company in any such countries; or (ii) had access to Confidential Information relating to the Company's business operations in any such countries.

7. **Reasonableness of Restrictions**. I have read this entire Agreement and understand it. I acknowledge that (i) I have the right to consult with counsel prior to signing this Agreement, (ii) I will derive significant value from Company's agreement to provide me with Company Confidential Information to enable me to optimize the performance of my duties to Company, and (iii) that my fulfillment of the obligations contained in this Agreement, including, but not limited to, my obligation neither to disclose nor to use Company Confidential Information other than for Company's exclusive benefit and my obligations not to compete and not to solicit are necessary to protect Company trade secrets and Confidential Information and, consequently, to preserve the value and goodwill of Company. I agree that (i) this Agreement does not prevent me from earning a living or pursuing my career, and (ii) the restrictions contained in this Agreement are reasonable, proper, and necessitated by Company's legitimate business interests. I represent and agree that I am entering into this Agreement freely, with knowledge of its contents and the intent to be bound by its terms.

8. **No Conflicting Agreement or Obligation**. I represent that my performance of all the terms of this Agreement and as an employee of Company does not and will not breach any agreement to keep in confidence information acquired by me in confidence or in trust prior to my employment by Company. I have not entered into, and I agree I will not enter into, any written or oral agreement in conflict with this Agreement.

9. **Legal and Equitable Remedies**.

   9.1   I agree that it may be impossible to assess the damages caused by my violation of this Agreement or any of its terms. Accordingly, in addition to any remedies available under applicable law and/or as set forth in any equity agreements between me and Company (including option grant notices), I agree that any threatened or actual violation of this Agreement or any of its terms will constitute immediate and irreparable injury to Company, and Company will have the right to enforce this Agreement and any of its provisions by injunction, specific performance or other equitable relief, without bond and without prejudice to any other rights and remedies that Company may have for a breach or threatened breach of this Agreement.

   9.2   Except as prohibited by law or any agreement between Company and me regarding payment of fees charged by an arbitral body, I agree that if Company is successful in whole or in part in any legal or equitable action under this Agreement (including, but not limited to, a court partially or fully granting any application, motion, or petition by Company for injunctive relief, including, but not limited to, a temporary restraining order, preliminary injunction, or permanent injunction), whether against or commenced by me, Company will be entitled to recover from me all costs, fees, or expenses it incurred at any time during the course of the dispute, including, but not limited to, reasonable attorney's fees. A final resolution of such dispute or a final judgment is not a prerequisite to Company's right to demand payment hereunder and such amounts must be paid by me to Company within thirty (30) days after I receive written notice of such demand. In the event Company demands only a portion of such costs, fees, or expenses incurred, such demand shall be without prejudice to further demands for (i) the remainder of any outstanding costs, fees, or expenses incurred, or (ii) costs, fees, or expenses incurred after the prior demand.

   9.3   In the event Company enforces this Agreement through a court order, I agree that the restrictions of Sections 5 and 6 will remain in effect for a period of twelve (12) months from the effective date of the order enforcing the Agreement.

10. **Notices**. Any notices required or permitted under this Agreement will be given to Company at its headquarters location at the time notice is given, labeled "Attention General Counsel," and to me at my address as listed on Company payroll, or at such other address as Company or I may designate by written notice to the other. Notice will be effective upon receipt or refusal of delivery. If delivered by certified or registered mail, notice will be considered to have been given five business days after it was mailed, as evidenced by the postmark. If delivered by courier or express mail service, notice will be considered to have been given on the delivery date reflected by the courier or express mail service receipt.

11. **Publication of This Agreement to Subsequent Employer or Business Associates of Employee**. If I am offered employment, or the opportunity to enter into any business venture as owner, partner, consultant or other capacity, while the restrictions in Sections 5 and 6 of this Agreement are in effect, I agree to inform my potential employer, partner, co-owner and/or others involved in managing the business I have an opportunity to be associated with, of my obligations under this Agreement and to provide such person or persons with a copy of this Agreement. I agree to inform Company of all employment and business ventures which I enter into while the restrictions described in Sections 5 and 6 of this Agreement are in effect and I authorize Company to provide copies of this Agreement to my employer, partner, co-owner and/or others involved in managing the business I have an opportunity to be associated with and to make such persons aware of my obligations under this Agreement.

12. **General Provisions**.

12.1 **Governing Law; Consent to Personal Jurisdiction; Notice of Change to Work Location**. Unless otherwise stated in **Exhibit B**, this Agreement will be governed by and construed according to the laws of the state in which I primarily work for Company without regard to any conflict of laws principles that would require the application of the laws of a different jurisdiction. I expressly consent to the personal jurisdiction and venue of the state and federal courts located in the state in which I primarily work for Company and the state in which Company's headquarters is located for any lawsuit filed there against me by Company arising from or related to this Agreement (although I understand Company will not file a lawsuit in the state in which Company's headquarters is located if prohibited by applicable law). I will not change the state where I am primarily working for the Company without providing prior written notice to the Company of such change (other than in the case of any such change requested or required of me by the Company).

12.2 **Modification & Severability.**
(a) If any section, provision, paragraph, phrase, word, and/or line (collectively "Provision") of this Agreement is held to be unenforceable, then this Agreement will be deemed amended to the extent necessary to render the otherwise unenforceable Provision, and the rest of the Agreement, valid and enforceable. If a court declines to amend this Agreement as provided herein, the invalidity or unenforceability of any Provision of this Agreement will not affect the validity or enforceability of the remaining Provisions, which will be enforced as if the offending Provision had not been included in this Agreement.
(b)If one or more post-employment restrictive covenants in this Agreement are found unenforceable (despite, and after application of, any applicable right to reformation that could add or renew enforceability), then any provision(s) of any prior agreement between the parties that would provide for restriction(s) on the same or substantially similar post-employment conduct of Employee will not be considered superseded and will remain in effect, to the extent enforceable.

12.3 **Successors and Assigns**. This Agreement is for my benefit and the benefit of Company, its successors, assigns, parent corporations, subsidiaries, affiliates, and purchasers, and will be binding upon my heirs, executors, administrators and other legal representatives. Notwithstanding anything to the contrary herein, Company may assign this Agreement and its rights and obligations under this Agreement to any successor to all or substantially all of Company's relevant assets, whether by merger, consolidation, reorganization, reincorporation, sale of assets or stock, or otherwise. For avoidance of doubt, Company's successors and assigns are authorized to enforce Company's rights under this Agreement.

12.4 **Survival**. This Agreement will survive the termination of my employment, regardless of the reason, and the assignment of this Agreement by Company to any successor in interest or other assignee.

12.5 **Employment At-Will**. I understand and agree that nothing in this Agreement will change my at-will employment status or confer any right with respect to continuation of employment by Company, nor will it interfere in any way with my right or Company's right to terminate my employment at any time, with or without cause or advance notice, except as prohibited by law.

12.6 **Waiver**. No waiver by Company of any breach of this Agreement will be a waiver of any preceding or succeeding breach. No waiver by Company of any right under this Agreement will be construed as a waiver of any other right. Company will not be required to give notice to enforce strict adherence to all terms of this Agreement.

12.7 **Counterparts**. This Agreement may be executed in two (2) or more counterparts, each of which will be deemed an original, but all of which together will constitute one and the same instrument. Counterparts may be delivered via facsimile, electronic mail (including pdf or any electronic signature complying with the U.S. federal ESIGN Act of 2000, Uniform Electronic Transactions Act or other applicable law) or other transmission method and any counterpart so delivered will be deemed to have been duly and validly delivered and be valid and effective for all purposes.

12.8 **Advice of Counsel. I ACKNOWLEDGE THAT, IN EXECUTING THIS AGREEMENT, I HAVE HAD THE RIGHT TO SEEK THE ADVICE OF INDEPENDENT LEGAL COUNSEL PRIOR TO EXECUTION OF THE AGREEMENT, AND I HAVE READ AND UNDERSTOOD ALL OF THE TERMS AND PROVISIONS OF THIS AGREEMENT. I FURTHER UNDERSTAND THAT COMPANY HEREBY ADVISES THAT I SHOULD CONSULT WITH AN ATTORNEY PRIOR TO SIGNING THE AGREEMENT. THIS AGREEMENT WILL NOT BE CONSTRUED AGAINST ANY PARTY BY REASON OF THE DRAFTING OR PREPARATION OF THIS AGREEMENT.**

12.9   **Entire Agreement**. The obligations in Sections 1 and 2 of this Agreement will apply to any time during which I was previously engaged, or am in the future engaged, by Company as a consultant, employee or other service provider if no other agreement governs nondisclosure and assignment of inventions during such period. This Agreement, together with the Exhibits herein and any executed written offer letter between me and Company, is the final, complete and exclusive agreement between me and Company with respect to the subject matter of this Agreement and supersedes and merges all prior discussions between us, whether written or oral; *provided, however*, if, prior to execution of this Agreement, Company and I were parties to any agreement regarding the subject matter hereof, that agreement will be superseded by this Agreement prospectively only, except that any restrictive covenant provisions of such agreement shall not be superseded and shall remain in effect and enforceable without limiting or affecting the provisions of this Agreement, to the extent enforceable under applicable law. No modification of or amendment to this Agreement will be effective unless in writing and signed by the party to be charged. Any subsequent change or changes in my duties, salary or compensation will not affect the validity or scope of this Agreement.

AGREED BY:

CONMED CORPORATION

/s/ John Ferrell

John Ferrell
EVP HR

EMPLOYEE ACCEPTS THE OBLIGATIONS UNDER THIS RESTRICTIVE COVENANT AGREEMENT AND UNDERSTANDS AND AGREES THAT EMPLOYEE WILL BE DEEMED TO HAVE ACCEPTED AND SIGNED THE RESTRICTIVE COVENANT AGREEMENT UPON EMPLOYEE'S ACCEPTANCE OF THE STOCK OPTION GRANT NOTICE AND STOCK OPTION AWARD AGREEMENT TO WHICH IT IS ATTACHED. EMPLOYEE UNDERSTANDS AND AGREES THAT EMPLOYEE'S ELECTRONIC ACCEPTANCE IS THE SAME AS AN INK SIGNATURE FOR ALL PURPOSES, AND THAT EMPLOYEE'S ELECTRONIC AGREEMENT MAY BE USED WITH THE SAME EFFECT AS AN INK SIGNATURE FOR ANY PURPOSE. UNLESS OTHERWISE PROVIDED IN EXHIBIT B HERETO, THE EFFECTIVE DATE OF THIS RESTRICTIVE COVENANT AGREEMENT SHALL BE THE DATE OF EMPLOYEE'S ACCEPTANCE OF THE STOCK OPTION GRANT NOTICE AND STOCK OPTION AWARD AGREEMENT.

Exhibit 10.37

Restricted Stock

Unit Award

Terms

OVERVIEW

Our Restricted Stock Units ("RSUs") rewards program is generally designed to encourage long term service and performance that creates value for our shareholders. This overview of the program does not amend or qualify any of the Award Terms, but is provided for a convenient summary of certain key terms.

Vesting

RSUs vest over a four (4) year period. This means that 25% of the equity vests after the first year, 25% after the second year, 25% after the third year, and 25% after the fourth. For example, assuming 5,000 RSUs were granted to an employee, the vesting schedule would be:

Date	Vested	Unvested
Grant Date	0	5,000
Year 1	1,250	3,750
Year 2	2,500	2,500
Year 3	3,750	1,250
Year 4	5,000	—

As shares vest, the Company will deposit shares of the Company's common stock, less any shares withheld for tax withholdings, into an account in the employee's name established with a brokerage firm identified by the Company. This will require the employee to open a brokerage account with the identified firm. An administrator of this program can assist employees in identifying the appropriate contacts at the brokerage firm to do so.

Selling Shares

Generally, an employee can sell his or her shares at any time after they are deposited into the employee's brokerage account as long as he or she complies with the Company's insider trading policy (see below). Any employee who has questions or concerns about compliance with the Company's policies on securities laws should first check with the General Counsel's office.

Insider Information

When employees become stock owners, they must adhere to applicable Securities Exchange Commission ("SEC") regulations, including compliance with insider trading rules. Contact the General Counsel's office for further information.

Leaving the Company

Since equity grants are designed to encourage and reward long- term service, as a general matter, unvested equity is forfeited when employment ends.

AWARD TERMS

CONMED Corporation hereby states the terms and conditions (the "Award Terms") of the Restricted Stock Units ("RSUs") for the recipient ("Employee") identified in the grant dated (the "Grant Date") as designated by the Compensation Committee of the Board of Directors (the "Committee"). To receive the RSUs, Employee must accept and agree to these Award Terms as well as the Restrictive Covenant Agreement attached hereto as Appendix A. Capitalized terms not defined herein shall have the meanings ascribed to them in CONMED's 2018 Long- Term Incentive Plan (the "Plan").

Grant of Restricted Stock Unit

Each RSU constitutes an unfunded and unsecured promise of the Company to deliver (or cause to be delivered) to the Employee, subject to the terms and conditions of these Award Terms, a share of the Company's Common Stock, or, at the option of the Company cash equal to the Fair Market Value thereof, on the Vesting Date (as defined below). Until such delivery, the Employee has only the rights of a general unsecured creditor, and no rights as a shareholder, of the Company.

Vesting and Delivery

These RSUs shall vest according to the following schedule (in each case, a "Vesting Date"):

Date	Vested	Unvested
Grant Date	0%	100%
Year 1 Anniversary	25%	75%
Year 2 Anniversary	50%	50%
Year 3 Anniversary	75%	25%
Year 4 Anniversary	100%	0%

Except as expressly specified below, the RSUs shall vest on the Vesting Dates specified, provided that the Employee has remained employed by the Company through the applicable Vesting Date. Any vested RSU will be settled within [60] days following vesting.

Termination of Employment; Vesting

Upon the termination of the Employee's employment with the Company and its subsidiaries for any reason other than a termination (i) due to death, or (ii) due to disability, then the Employee's rights in respect of any RSUs that are not vested shall immediately terminate and such unvested RSUs shall cease to be outstanding and no shares of the Company's Common Stock or cash payments will be delivered in respect of such unvested RSUs. RSUs shall not vest after the date of termination of employment. Notwithstanding the foregoing, for those employees who reside in jurisdictions in which statutory or other law require an employer to provide notice of termination of employment, RSUs that have not vested as of the date of the notice of termination of employment provided by the Company's subsidiary or affiliate shall not vest during any notice period, given that the purpose of equity compensation is to create an incentive for key employees to create shareholder value, which purpose is no longer served by an employee who has been provided notice that his or her employment is being terminated.

In the event that employment with the Company is terminated as a result of the Employee's death or disability, all unvested RSUs will immediately become fully vested and be payable immediately without the need for further action to the Employee or as provided for by the laws of descent and distribution, as the case may be.

Unless the Committee determines otherwise, in the event of a Change in Control (as hereinafter defined), in which Awards are not assumed, substituted or otherwise continued, all RSUs awarded herein that are then-outstanding shall vest and be payable immediately without the need for further action. In the event of a Change in Control in which Awards are assumed, substituted or otherwise continued, if Employee's employment is terminated by the Company or any successor entity thereto without Cause or if the Employee resigns for Good Reason, in each case, within two (2) years after a Change in Control, each then-outstanding RSU shall be vest and be payable immediately without the need for further action. Notwithstanding the terms of the Plan to the contrary, a "Change in Control" shall mean the occurrence of any one of the following events: (i) any "person" (as such term is defined in Section 3(a)(9) of the Exchange Act and as used in Sections 13(d)(3) and 14(d)(2) of the Exchange Act) is or becomes a "beneficial owner" (as defined in Rule 13d-3 under the Exchange Act), directly or indirectly, of securities of the Company representing 50% or more of the combined voting power of the Company's then outstanding securities eligible to vote for the election of the Board of Directors (the "Company Voting Securities"); *provided, however,* that the event described in this paragraph (i) shall not be deemed to be a Change in Control by virtue of any of the following acquisitions: (A) by the Company or any of its subsidiaries, (B) by any employee benefit plan sponsored or maintained by the Company or any of its subsidiaries, (C) by any underwriter temporarily holding securities pursuant to an offering of such securities, or (D) pursuant to a Non-Control Transaction (as defined in clause (ii) below), (ii) the consummation of a merger, consolidation, share exchange or similar form of corporate reorganization of the Company (or any such type of transaction involving the Company or any of its subsidiaries that requires the approval of the Company's shareholders, whether for the transaction or the issuance of securities in the transaction or otherwise) (a "Business Combination"), unless immediately following such Business Combination: (a) more than 60% of the total voting power of the corporation resulting from such Business Combination (including, without limitation, any corporation which directly or indirectly has beneficial ownership of 100% of the Company Voting Securities) eligible to elect directors of such corporation is represented by shares that were Company Voting Securities immediately prior to such Business Combination (either by remaining outstanding or being converted), and such voting power is in substantially the same proportion as the voting power of such Company Voting Securities immediately prior to the Business Combination, (b) no person (other than any holding company resulting from such Business Combination, any employee benefit plan sponsored or maintained by the Company (or the corporation resulting from such Business Combination)) immediately following the consummation of the Business Combination becomes the beneficial owner, directly or indirectly, of 50% or more of the total voting power of the outstanding voting securities eligible to elect directors of the corporation resulting from such Business Combination, and (c) at least a majority of the members of the board of directors of the corporation resulting from such Business Combination were members of the Board of Directors at the time of the approval of the execution of the initial agreement providing for such Business Combination (any Business Combination which satisfies the conditions in clauses (a), (b) and (c) is referred to hereunder as a "Non-Control Transaction"); or (iii) the shareholders of the Company approve a plan of complete liquidation or dissolution of the Company or the sale of all or substantially all of its assets. Notwithstanding the foregoing, a Change in Control of the Company shall not be deemed to occur solely because any person acquires beneficial ownership of more than 50% of the Company Voting Securities as a result of the acquisition of Company Voting Securities by the Company which reduces the number of Company Voting Securities outstanding; provided, that if after such acquisition by the Company such person becomes the beneficial owner of additional Company Voting Securities that increases the percentage of outstanding Company Voting Securities beneficially owned by such person, a Change in Control of the Company shall then occur. "Cause" shall mean (a) the willful and continued failure by an Employee to substantially perform his or her duties with the Company (other than any such failure resulting from his incapacity due to physical or mental illness), or (b) the willful engaging by the Employee in conduct which is demonstrably and materially injurious to the Company or its affiliates. "Good Reason" shall mean with respect to any other Employee, the occurrence of any of the following in the absence of the Employee's written consent: (i) any material and adverse change in the Employee's position or authority with the Company as in effect immediately before a Change in Control, other than an isolated and insubstantial action not taken in bad faith and which is remedied by the Company within 30 days after receipt of notice thereof given by the Employee; (ii) the transfer of the Employee's primary work site to a new primary work site that is more than 50 miles from the Employee's primary work site in effect immediately before a Change in Control; or (iii) a diminution of the Employee's base salary in effect immediately before a Change in Control by more than 10%, unless such diminution applies to all similarly situated employees, provided that (x) if the Employee does not deliver to the Company a written notice of termination within 60 days after the Employee has knowledge that an event constituting Good Reason has occurred, the event will no longer constitute Good Reason and (y) the Employee must give the Company 30 days to cure the event constituting Good Reason.

Restrictive Covenants

As a condition precedent to the grant of the Award, Employee is required to consent to the Restrictive Covenant Agreement, attached as Appendix A. Employee agrees that failure to consent to the Restrictive Covenant Agreement by the deadline set forth by the Company shall result in the immediate and irrevocable forfeiture of the RSU Award hereunder. Further, if Employee violates any provision of the Restrictive Covenant Agreement: (1) any unvested RSUs will be immediately and irrevocably forfeited, and no payment of any kind shall be payable with respect thereto; and (2) the Company shall be entitled to recover the full, pre-tax value of any RSUs that were settled during the twenty-four (24) month period prior to Employee's termination of employment with the Company or thereafter. This Section shall not constitute the Company's exclusive remedy for Employee's violation of the Restrictive Covenant Agreement. The Company reserves all rights to seek all available legal or equitable remedies in the event of Employee's violation or threatened violation of the Restrictive Covenant Agreement, including injunctive relief.

The obligations contained in the Restrictive Covenant Agreement will survive the termination of Employee's employment with the Company and will be fully enforceable thereafter.

Unless otherwise provided in the Restrictive Covenant Agreement or the Exhibits thereto, the terms of the Restrictive Covenant Agreement and other obligations set forth in these Award Terms supplement, and are in addition to, any other, pre-existing non-compete, non-solicit, and confidentiality restrictions contained in Employee's employment agreements, which remain in full force and effect and are not amended or replaced in any way by the terms of these Award Terms.

Trade Secrets: Protection of Confidentiality And Notice Under Defense of Trade Secrets Act

Employee acknowledges that employment with the Company will bring Employee into close contact with many confidential affairs of the Company and its affiliates, including without limitation information about costs, profits, customers, markets, sales, products, key personnel, policies, operational methods, trade secrets and other business affairs and methods and other information not readily available to the public, and plans for further development ("Confidential Information"). Accordingly, Employee covenants and agrees that Employee will deliver promptly upon termination of employment, or at any other time the Company may request, all Confidential Information in the form of memoranda, notes, records, reports and any other documents or media (and all copies thereof) relating to the Company's business which Employee may then possess or have under Employee's control. In addition, for as long as such information remains sensitive and confidential in nature, and is not made public (other than as a result of Employee's action or inaction, direct or indirect), subject to the "Protected Rights" section below, Employee will hold in strictest confidence all matters of the Company or any of its affiliates that are not otherwise in the public domain and will not, directly or indirectly, disclose or otherwise communicate them to anyone outside of the Company, download or otherwise transfer or transmit them without authorization or in violation of Company's policies, or use them for Employee's personal uses or otherwise, either during or after the period of Employee's employment with the Company or its affiliates.

Notwithstanding the foregoing, pursuant to 18 U.S.C. Section 1833(b), Employee will not be held criminally or civilly liable under any federal or state trade secret law for the disclosure of a trade secret that: (1) is made in confidence to a federal, state, or local government official, either directly or indirectly, or to an attorney, and solely for the purpose of reporting or investigating a suspected violation of law; or (2) is made in a complaint or other document filed in a lawsuit or other proceeding, if such filing is made under seal. If Employee files a lawsuit for retaliation by the Company for reporting a suspected violation of law, Employee may disclose such trade secret to Employee's attorney and use the trade secret information in related court proceedings, provided that Employee files any document containing the trade secret information under seal and does not further disclose the trade secret, except pursuant to court order.

Protected Rights

Nothing contained in this Agreement restricts or limits Employee's right to discuss or disclose information about unlawful acts in the workplace, at work-related events, or between Company employees or the Company and Employee, such as harassment, discrimination, retaliation, sexual assault, a wage and hour violation, or any other conduct that Employee has reason to believe is unlawful or that is otherwise recognized as against a clear mandate of public policy, nor does this Agreement prohibit Employee from discussing Employee's employment or reporting possible violations of law or regulation with the Equal Employment Opportunity Commission, United States Department of Labor, the Occupational Safety and Health Administration, the National Labor Relations Board, the Securities and Exchange Commission, or other federal government agency or state or local government agency. This Agreement does not prohibit Employee from discussing the terms and conditions of Employee's employment with others to the extent expressly permitted by Section 7 of the National Labor Relations Act or to the extent that such disclosure is protected under the applicable provisions of law or regulation, including but not limited to "whistleblower" statutes or other similar provisions that protect such disclosure. Nor does this Agreement require Employee not to disclose or discuss conduct or the existence of a settlement involving conduct relating to a dispute: (1) involving a nonconsensual sexual act or sexual contact, as such terms are defined in section 2246 or title 18, United States Code, or similar applicable tribal or state law; or (2) relating to conduct that is alleged to constitute sexual harassment under applicable federal, tribal, or state law.

No Dividend Equivalents

For the avoidance of doubt, the RSUs do not include any dividend equivalent rights.

Withholding

The vesting and payment of the RSUs is conditioned on the Employee's payment of the amount of the federal, state and local taxes, if any, required to be withheld and paid by the Company as a result of such vesting and payment by check or, with the approval of the Committee, by the Company's retaining the number of shares of Common Stock, the fair market value of which is equal to the minimum amount required to be withheld, or, at the option of the Company, cash.

Authority

The Committee shall have final authority to interpret and construe these Award Terms and to make all determinations thereunder, and its decisions shall be final, binding and conclusive upon all persons, including the Employee and the Employee's legal representative.

Amendment

These Award Terms may not be amended in any manner, except by an instrument in writing signed by the parties hereto.

Transferability

The RSUs are not assignable or transferable, and no right or interest of the Employee shall be subject to any lien, obligation or liability of the Employee, except by will or the laws of descent and distribution. Notwithstanding the immediately preceding sentence, the Committee may, subject to the terms and conditions it may specify, permit the Employee to transfer the RSUs to one or more of his immediate family members (i.e., his spouse and issue, including adopted and step children) or to trusts established in whole or in part for the benefit of the Employee and/or one or more of such immediate family members as described in the Plan.

No Rights of Employment

These Award Terms shall not be construed as giving the Employee any right to continue in the employ of the Company or any subsidiary or limit in any way the rights of the Company, or any subsidiary, to terminate employment of the Employee at any time.

Entire Agreement

The Plan is incorporated herein by reference. These Award Terms, the Plan and such other documents as may be executed in connection with the exercise of this Stock Option constitute the entire agreement and understanding of the parties hereto with respect to the subject matter hereof and supersede all prior understandings and agreements with respect to such subject matter.

Governing Law, Consent to Jurisdiction and Venue

This Agreement, and all claims or causes of action (whether in contract or tort) that may be based upon, arise out of or relate to the execution or performance hereof, aside from those arising out of or relating to the Restrictive Covenant Agreement (which shall be determined in accordance with the terms of the Restrictive Covenant Agreement), shall be governed by the internal Laws of the State of Delaware, without giving effect to any choice of Law or conflict of Laws rules or provisions (whether of the State of Delaware or any other jurisdiction) that would cause the application of the Laws of any jurisdiction other than the State of Delaware. Any suit, action or other proceeding arising out of or relating to this Agreement or any transaction contemplated hereby, aside from those arising out of or relating to the Restrictive Covenant Agreement (which shall be determined in accordance with the terms of the Restrictive Covenant Agreement), shall be brought exclusively in the Delaware Court of Chancery in New Castle County, or in the event (but only in the event) that such court does not have subject matter jurisdiction over such action, the United States District Court for the District of Delaware, and each of the parties hereto hereby irrevocably submits to the exclusive jurisdiction of such courts for the purpose of any such suit, action or other proceeding. A final judgment in any such suit, action or other proceeding may be enforced in other jurisdictions by suit on the judgment or in any other manner provided by Law. Each Party irrevocably and unconditionally waives any objection to the laying of venue of any action, suit or proceeding arising out of this Agreement or the transactions contemplated hereby in such courts, and hereby irrevocably and unconditionally waives and agrees not to plead or claim in any such court that any such action, suit or proceeding brought in any such court has been brought in an inconvenient forum. Each Party further agrees that service of any process, summons, notice or document by U.S. registered mail to such Party's respective address set forth herein shall be effective service of process for any such action, suit or proceeding.

Successors

These Award Terms shall be binding upon the Company and the Employee and their respective legal representatives, heirs, beneficiaries, successors and assigns and upon all other persons claiming under or through any of them.

RESTRICTIVE COVENANT AGREEMENT

As a material condition to the grant of the award Restricted Stock Units provided under the 2018 Long-Term Incentive Plan to the grant recipient ("Employee", "You", "I" or "Me") by ConMed Corporation and/or one of its affiliates, subsidiaries, successors, assigns, or related companies or entities (collectively, the "Company" or "Employer"), Employee enters into and agrees to be bound by this Restrictive Covenant Agreement (the "Agreement"), made by and between Employee and the Company. The Company and Employee are collectively referred to herein as "the Parties."

RECITALS

A.   Purpose

The Parties intend for me to serve on an at-will basis in a position of trust at agreed-upon compensation. During the time of that employment, the Parties expect me to have access to Confidential Information (as defined below). The purpose of this Agreement is to protect the Company's legitimate and protectible interests.

B.   Intent

This Agreement sets forth the entire understanding and agreement of the Parties and fully supersedes any and all prior or contemporaneous agreements or understandings between the Parties on the subject matter of this Agreement.

C.   Consideration

Employee enters into this agreement in consideration of the Company employing Employee, compensating Employee, providing Employee with access to Confidential Information and/or trade secrets, and/or access to the Company's clients and business partners, and the opportunity to develop and maintain relationships and goodwill with them, and/or other good and valuable consideration, the adequacy, sufficiency and receipt of which is hereby acknowledged.

Accordingly, intending to be legally bound, the Parties agree as follows:

TERMS AND CONDITIONS

1. **Confidential Information Protections**.

   1.1 **Recognition of Company's Rights; Nondisclosure**. My employment by Company creates a relationship of confidence and trust with respect to Confidential Information (as defined below) and Company has a protectable interest in the Confidential Information. At all times during and after my employment, I will hold in confidence and will not disclose, use, lecture upon, or publish any Confidential Information, except as required in connection with my work for Company, or as approved by an officer of Company. I will obtain written approval by an officer of Company before I lecture on or submit for publication any material (written, oral, or otherwise) that discloses and/or incorporates any Confidential Information. I will take all reasonable precautions to prevent the disclosure of Confidential Information. I will not remove any Confidential Information from the premises of the Company in either original or copied form, and will not remove or publish Confidential Information through digital or computer means, such as through use of social media, via transfer to an external hard drive or digital drop box, or by forwarding to a personal email account, except in the ordinary course of conducting business for the Company or with specific prior approval.

   1.2 **Permitted Disclosures**.

   (a)   Notwithstanding the foregoing, pursuant to 18 U.S.C. Section 1833(b), I will not be held criminally or civilly liable under any federal or state trade secret law for the disclosure of a trade secret that: (1) is made in confidence to a federal, state, or local government official, either directly or indirectly, or to an attorney, and solely for the purpose of reporting or investigating a suspected violation of law; or (2) is made in a complaint or other document filed in a lawsuit or other proceeding, if such filing is made under seal. If I file a lawsuit for retaliation by the Company for reporting a suspected violation of law, I may disclose such trade secret to my attorney and use the trade secret information in related court proceedings, provided that I file any document containing the trade secret information under seal and do not further disclose the trade secret, except pursuant to court order.

(b)   I understand that nothing contained in this Agreement restricts or limits my right to discuss or disclose information about unlawful acts in the workplace, at work-related events, or between Company employees or Company and me, such as harassment, discrimination, retaliation, sexual assault, a wage and hour violation, or any other conduct that I have reason to believe is unlawful or that is otherwise recognized as against a clear mandate of public policy, nor does this Agreement prohibit me from discussing my employment or reporting possible violations of law or regulation with the Equal Employment Opportunity Commission, United States Department of Labor, the Occupational Safety and Health Administration, the National Labor Relations Board, the Securities and Exchange Commission, or other federal government agency or state or local government agency. I further understand that this Agreement does not prohibit me from discussing the terms and conditions of my employment with others to the extent expressly permitted by Section 7 of the National Labor Relations Act or to the extent that such disclosure is protected under the applicable provisions of law or regulation, including but not limited to "whistleblower" statutes or other similar provisions that protect such disclosure. Nor does this Agreement require me not to disclose or discuss conduct or the existence of a settlement involving conduct relating to a dispute:

(1) involving a nonconsensual sexual act or sexual contact, as such terms are defined in section 2246 or title 18, United States Code, or similar applicable tribal or state law; or (2) relating to conduct that is alleged to constitute sexual harassment under applicable federal, tribal, or state law.

1.3   **Confidential Information**. "*Confidential Information*" means any and all confidential knowledge or data of Company, and includes any confidential knowledge or data that Company has received, or receives in the future, from third parties that Company has agreed to treat as confidential and to use for only certain limited purposes. By way of illustration but not limitation, Confidential Information includes (a) trade secrets, inventions, ideas, processes, formulas, software in source or object code, data, technology, know-how, designs and techniques, and any other work product of any nature, and all Intellectual Property Rights (defined below) in all of the foregoing (collectively, "*Inventions*"), including all Company Inventions (defined in Section 2.1); (b) information regarding research, development, new products, business and operational plans, budgets, unpublished financial statements and projections, costs, margins, discounts, credit terms, pricing, quoting procedures, future plans and strategies, capital-raising plans, internal services, suppliers and supplier information; (c) information about customers and potential customers of Company, including customer lists, names, representatives, their needs or desires with respect to the types of products or services offered by Company, and other non-public information; (d) information about Company's business partners and their services, including names, representatives, proposals, bids, contracts, and the products and services they provide; and (e) any other non-public information that a competitor of Company could use to Company's competitive disadvantage. However, Company agrees that I am free to use information that I knew prior to my employment with Company or that is, at the time of use, generally known in the trade or industry through no breach of this Agreement by me.

1.4   **Third Party Information**. I understand, in addition, that Company has received and in the future will receive from third parties their confidential and/or proprietary knowledge, data or information (**"*Third Party Information*"**) subject to a duty on Company's part to maintain the confidentiality of such information and to use it only for certain limited purposes. During my employment and thereafter, I will hold Third Party Information in confidence and will not disclose to anyone (other than Company personnel who need to know such information in connection with their work for Company) or use, except in connection with my work for Company, Third Party Information unless expressly authorized by an officer of Company in writing.

1.5   **Term of Nondisclosure Restrictions**. I will only use or disclose Confidential Information and Third Party Information as provided in this Section 1 and I agree that the restrictions in this Section 1 are intended to continue indefinitely, even after my employment by Company ends.

1.6   **Return of Confidential Information and Company Property.** Upon my termination of employment with Company, or at any time upon the request of Company, I will deliver promptly to Company all Company property, documents, and information. This includes, but is not limited to, all Company Inventions and/or Confidential Information, including any and all copies thereof, in any form, regardless of whether such Confidential

Information is stored on or in any personally-owned device or storage media, as well as any Company-issued credit cards, security badges, keys and tokens, and Company-issued electronic and telephonic equipment including but not limited to computers, mobile phones, iPads, external hard drives, USB storage devices, flash drives, or other devices or data storage media. I understand and agree that I may not retain Confidential Information in any form following termination of my employment with Company. I further agree that Company information or documentation to which I have access during my employment, regardless of whether it contains Confidential Information, is the property of Company and cannot be downloaded or retained for my personal use or for any use that is outside the scope of my duties for Company. In addition, if I have used any personal computer, server, or e-mail system to receive, store, review, prepare or transmit any Company information, including but not limited to, Confidential Information, I agree to provide Company with a computer-useable copy of all such information and then permanently delete such information from those systems, unless otherwise directed by Company; and I agree to provide Company access to my system as reasonably requested to verify that the necessary copying and/or deletion is completed. I further agree that any property situated on Company's premises and owned by Company, including disks and other storage media, filing cabinets or other work areas, is subject to inspection by Company's personnel at any time during my employment, with or without notice. Prior to leaving my employment with Company, I hereby agree to (i) provide Company any and all information needed to access any Company property or information returned or required to be returned pursuant to this paragraph, including without limitation any login, password, and account information, (ii) cooperate with Company in attending an exit interview, and
(iii) complete and sign Company's termination statement if required to do so by Company.

      1.7   **No Improper Use of Information of Prior Employers and Others**. During my employment by Company, I will not improperly use or disclose confidential information or trade secrets, if any, of any former employer or any other person to whom I have an obligation of confidentiality, and I will not bring onto Company's premises any unpublished documents or property belonging to a former employer or any other person to whom I have an obligation of confidentiality unless that former employer or person has consented in writing.

      1.8   **Restricted Access Granted.** In exchange for my agreement not to disclose or use Confidential Information or Third Party Information, except as required in performing my duties for Company, and for the non-solicitation covenants, and the other promises provided herein, Company agrees to grant me access to Confidential Information or Third Party Information required to fulfill the duties of my position. I agree that Company has no pre-existing obligation to reveal Confidential Information or Third Party Information.

2. **Assignments of Inventions**.
      2.1   **Definitions**. The term (a) ***"Intellectual Property Rights"*** means all past, present and future rights of the following types, which may exist or be created under the laws of any jurisdiction in the world: trade secrets, Copyrights, trademark and trade name rights, mask work rights, patents and industrial property, and all proprietary rights in technology or works of authorship (including, in each case, any application for any such rights, all rights to priority, and any rights to apply for any such rights, as well as all rights to pursue remedies for infringement or violation of any such rights); (b) "***Copyright***" means the exclusive legal right to reproduce, perform, display, distribute and make derivative works of a work of authorship (for example, a literary, musical, or artistic work) recognized by the laws of any jurisdiction in the world; (c) "***Moral Rights***" means all paternity, integrity, disclosure, withdrawal, special and similar rights recognized by the laws of any jurisdiction in the world; and (d) "***Company Inventions***" means any and all Inventions (and all Intellectual Property Rights related to Inventions) that are made, conceived, developed, prepared, produced, authored, edited, amended, reduced to practice, or learned or set out in any tangible medium of expression or otherwise created, in whole or in part, by me, either alone or with others, during my employment by Company, and all printed, physical, and electronic copies, and other tangible embodiments of Inventions.

      2.2   **Non-Assignable Inventions**. I recognize that this Agreement will not be deemed to require assignment of any Invention that I develop entirely on my own time without using Company's equipment, supplies, facilities or trade secrets, or Confidential Information, except for Inventions that either (i) relate to Company's actual or anticipated business, research or development, or (ii) result from or are connected with any work performed by me for Company. In addition, this Agreement does not apply to any Invention that qualifies fully for protection from assignment to Employer under any specifically applicable state law, regulation, rule or public policy, as more specifically described in **Exhibit A** for employees working in certain states (collectively, "***Non-assignable Inventions***").

      2.3   **Prior Inventions**.
         (a)   I agree to provide notice to the Company, in the manner described in Section 9 of this Agreement, containing a description of any Inventions that (i) are owned by me or in which I have an interest and that

were made or acquired by me prior to my date of first employment by Company, and (ii) may relate to Company's business or actual or demonstrably anticipated research or development, and (iii) are not to be assigned to Company ("***Prior Inventions***"). If no such notice is provided by me to the Company within ten (10) days of my execution of this Agreement, I represent and warrant that no Inventions that would be classified as Prior Inventions exist as of the date of this Agreement.

(b)   I agree that if I use any Prior Inventions and/or Non-assignable Inventions in the scope of my employment, or if I include any Prior Inventions and/or Non-assignable Inventions in any product or service of Company, or if my rights in any Prior Inventions and/or any Non-assignable Inventions may block or interfere with, or may otherwise be required for, the exercise by Company of any rights assigned to Company under this Agreement (each, a "***License Event***"), (i) I will immediately notify Company in writing, and (ii) unless Company and I agree otherwise in writing, I hereby grant to Company a non-exclusive, perpetual, transferable, fully-paid, royalty-free, irrevocable, worldwide license, with rights to sublicense through multiple levels of sublicensees, to reproduce, make derivative works of, distribute, publicly perform, and publicly display in any form or medium (whether now known or later developed), make, have made, use, sell, import, offer for sale, and exercise any and all present or future rights in, such Prior Inventions and/or Non-assignable Inventions. To the extent that any third parties have any rights in or to any Prior Inventions or any Non-assignable Inventions, I represent and warrant that such third party or parties have validly and irrevocably granted to me the right to grant the license stated above.

2.4   **Assignment of Company Inventions**. I hereby assign to Employer all my right, title, and interest in and to any and all Company Inventions other than Non-assignable Inventions and agree that such assignment includes an assignment of all Moral Rights. To the extent such Moral Rights cannot be assigned to Employer and to the extent the following is allowed by the laws in any country where Moral Rights exist, I hereby unconditionally and irrevocably waive the enforcement of such Moral Rights, and all claims and causes of action of any kind against Employer or related to Employer's customers, with respect to such rights. I further agree that neither my successors-in-interest nor legal heirs retain any Moral Rights in any Company Inventions. Nothing contained in this Agreement may be construed to reduce or limit Company's rights, title, or interest in any Company Inventions so as to be less in any respect than that Company would have had in the absence of this Agreement.

2.5   **Obligation to Keep Company Informed**. During my employment by Company, I will promptly and fully disclose to Company in writing all Inventions that I author, conceive, or reduce to practice, either alone or jointly with others. At the time of each disclosure, I will advise Company in writing of any Inventions that I believe constitute Non- assignable Inventions; and I will at that time provide to Company in writing all evidence necessary to substantiate my belief. Subject to Section 2.3(b), Company agrees to keep in confidence, not use for any purpose, and not disclose to third parties without my consent, any confidential information relating to Nonassignable Inventions that I disclose in writing to Company.

2.6   **Government or Third Party**. I agree that, as directed by Company, I will assign to a third party, including without limitation the United States, all my right, title, and interest in and to any particular Company Invention.

2.7   **Ownership of Work Product**. I acknowledge that all original works of authorship that are made by me (solely or jointly with others) within the scope of my employment and that are protectable by Copyright are "works made for hire," pursuant to United States Copyright Act (17 U.S.C., Section 101).

2.8   **Enforcement of Intellectual Property Rights and Assistance**. I will assist Company, in every way Company requests, including signing, verifying and delivering any documents and performing any other acts, to obtain and enforce United States and foreign Intellectual Property Rights and Moral Rights relating to Company Inventions in any jurisdictions in the world. My obligation to assist Company with respect to Intellectual Property Rights relating to Company Inventions will continue beyond the termination of my employment, but Company will compensate me at a reasonable rate after such termination for the time I actually spend on such assistance. If Company is unable for any reason, after reasonable effort, to secure my signature on any document needed in connection with the actions specified in this paragraph, I hereby irrevocably designate and appoint Employer and its duly authorized officers and agents as my agent and attorney in fact, which appointment is coupled with an interest, to act for and on my behalf to execute, verify and file any such documents and to do all other lawfully permitted acts to further the purposes of this Agreement with the same legal force and effect as if executed by me. I hereby waive and quitclaim to Company any and all claims, of any nature whatsoever, which I now or may hereafter have for infringement of any Intellectual Property Rights assigned to Employer under this Agreement.

2.9   **Incorporation of Software Code**. I agree not to incorporate into any Inventions, including any Company software, or otherwise deliver to Company, any software code licensed under the GNU General Public License, Lesser

General Public License, or any other license that, by its terms, requires or conditions the use or distribution of such code on the disclosure, licensing, or distribution of any source code owned or licensed by Company, **except** in strict compliance with Company's policies regarding the use of such software or as specifically directed by Company.

3. **Records**. I agree to keep and maintain adequate and current records (in the form of notes, sketches, drawings and in any other form that is required by Company) of all Confidential Information developed by me and all Company Inventions made by me during the period of my employment at Company, which records will be available to and remain the sole property of Employer at all times.

4. **Duty of Loyalty During Employment**. To the extent applicable to me or modified for me as described in **Exhibit B** based on the state in which I work, during my employment by Company, I will not, without Company's written consent, directly or indirectly engage in any employment or business activity that is directly or indirectly competitive with, or would otherwise conflict with, my employment by Company.

5. **No Solicitation of Employees, Consultants, Contractors, Customers or Potential Customers**. To the extent applicable to me or modified for me as described in **Exhibit B** based on the state in which I work or reside, I agree that during the period of my employment and for the one (1)-year period immediately after the date my employment ends, I will not, either directly or through others, except on behalf of Company:

    5.1   solicit, induce, encourage, or participate in soliciting, inducing or encouraging any Colleague to terminate their or its relationship with Company;

    5.2   solicit, induce, encourage, or participate in soliciting, inducing, or encouraging any Colleague to render services to me or any other person or entity that researches, develops, markets, sells, performs or provides or is preparing to develop, market, sell, perform or provide Conflicting Services (as defined below);

    5.3   solicit, induce, encourage, or participate in an attempt to induce any Customer or Potential Customer (as defined below), to terminate, diminish, or materially alter in a manner harmful to Company its relationship with Company;

    5.4   solicit or assist in the solicitation of any Customer or Potential Customer to induce or attempt to induce such Customer or Potential Customer to purchase or contract for any Conflicting Services; or

    5.5   solicit, induce, encourage or attempt to solicit, induce, or encourage, any franchisee, joint venture, supplier, vendor or contractor who conducted business with Company at any time during the two (2)-year period preceding the termination of my employment with Company, to terminate or adversely modify any business relationship with Company or not to proceed with, or enter into, any business relationship with Company, nor shall I otherwise interfere with any business relationship between Company and any such franchisee, joint venture, supplier, vendor or contractor.

The parties agree that for purposes of this Agreement, a "***Colleague***" is any employee, consultant, or independent contractor of the Company provided I (i) had material contact with or supervised any such employee, consultant, or independent contractor during the twenty-four (24) months preceding the termination of my employment with Company; or (ii) had access to Confidential Information about any such employee, consultant, or independent contractor during the twenty-four (24) month period preceding termination of my employment with Company.

The parties agree that for purposes of this Agreement, a "***Customer***" is any person or entity who or which used Company's services at any time during the two (2)-year period preceding the termination of my employment with Company, provided I (i) had material business-related contact with such person or entity during the two (2) year period preceding termination of my employment with Company; or (ii) had access to Confidential information about any such person or entity during the two (2) year period preceding termination of my employment with Company.

The parties agree that for purposes of this Agreement, a "***Potential Customer***" is any person or entity who or which inquired about Company's services at any time during the two (2)-year period preceding the termination of my employment with Company, provided I (i) had business-related contact with such person or entity during the two (2) year period preceding termination of my employment with Company; or (ii) had access to Confidential information about any such person or entity during the two (2) year period preceding termination of my employment with Company.

The parties agree that for purposes of this Agreement, *"**Conflicting Services**"* means any product, service, or process or the research and development thereof, of any person or organization other than Company that competes with a product, service, or process, including the research and development thereof, of Company with which I worked directly or indirectly during the last two (2) years preceding termination of my employment by Company or about which I acquired Confidential Information during the last two (2) years preceding termination of my employment by Company.

6. **Non-Compete Provision.**

      6.1   Unless modified for me as described in Exhibit B based on the state in which I work or reside, I agree that for the one (1)-year period after the date my employment ends, I will not, directly or indirectly, perform or provide, or attempt to perform or provide Conflicting Services (defined above) in the Restricted Territory (defined below) in a position that is the same or similar in function or purpose to the services I provided to Company at any time in the last two (2) years preceding termination of my employment by Company.

      6.2   The parties agree that, for purposes of this Agreement, *"**Restricted Territory**"* means:

          (a)   the state in which I primarily performed services for Company;

          (b)   all other states of the United States of America in which Company provided goods or services, had customers, or otherwise conducted business at any time during the two (2)-year period prior to the date of the termination of my relationship with Company, if, during the two (2)-year period prior to the date of the termination of my relationship with Company, I: (i) provided services for the Company in any such state; or (ii) had access to Confidential Information relating to the Company's business operations in any such state;

          (c)   any other countries from which Company provided goods or services, had customers, or otherwise conducted business at any time during the two (2)-year period prior to the date of the termination of my relationship with Company, if, during the two (2)-year period prior to the termination of my relationship with Company, I: (i) provided services for the Company in any such countries; or (ii) had access to Confidential Information relating to the Company's business operations in any such countries.

- **Reasonableness of Restrictions**. I have read this entire Agreement and understand it. I acknowledge that (i) I have the right to consult with counsel prior to signing this Agreement, (ii) I will derive significant value from Company's agreement to provide me with Company Confidential Information to enable me to optimize the performance of my duties to Company, and (iii) that my fulfillment of the obligations contained in this Agreement, including, but not limited to, my obligation neither to disclose nor to use Company Confidential Information other than for Company's exclusive benefit and my obligations not to compete and not to solicit are necessary to protect Company trade secrets and Confidential Information and, consequently, to preserve the value and goodwill of Company. I agree that (i) this Agreement does not prevent me from earning a living or pursuing my career, and (ii) the restrictions contained in this Agreement are reasonable, proper, and necessitated by Company's legitimate business interests. I represent and agree that I am entering into this Agreement freely, with knowledge of its contents and the intent to be bound by its terms.

- **No Conflicting Agreement or Obligation**. I represent that my performance of all the terms of this Agreement and as an employee of Company does not and will not breach any agreement to keep in confidence information acquired by me in confidence or in trust prior to my employment by Company. I have not entered into, and I agree I will not enter into, any written or oral agreement in conflict with this Agreement.

- **Legal and Equitable Remedies**.

    •   I agree that it may be impossible to assess the damages caused by my violation of this Agreement or any of its terms. Accordingly, in addition to any remedies available under applicable law and/or as set forth in any equity agreements between me and Company (including option grant notices), I agree that any threatened or actual violation of this Agreement or any of its terms will constitute immediate and irreparable injury to Company, and Company will have the right to enforce this Agreement and any of its provisions by injunction, specific performance or other equitable relief, without bond and without prejudice to any other rights and remedies that Company may have for a breach or threatened breach of this Agreement.

    •   Except as prohibited by law or any agreement between Company and me regarding payment of fees charged by an arbitral body, I agree that if Company is successful in whole or in part in any legal or equitable action under this Agreement (including, but not limited to, a court partially or fully granting any application, motion, or petition by Company for injunctive relief, including, but not limited to, a temporary restraining order, preliminary injunction, or permanent injunction), whether against or commenced by me, Company will be entitled to recover from me all costs, fees, or expenses it incurred at any time during the course of the dispute, including, but not limited to, reasonable attorney's fees. A final resolution of such dispute or a final judgment is not a prerequisite to Company's right to demand payment hereunder and such amounts must be paid by me to Company within thirty (30) days after I receive written notice of such demand. In the event Company demands only a portion of such costs, fees, or expenses incurred, such demand shall be without prejudice to further demands for (i) the remainder of any outstanding costs, fees, or expenses incurred, or (ii) costs, fees, or expenses incurred after the prior demand.

- In the event Company enforces this Agreement through a court order, I agree that the restrictions of Sections 5 and 6 will remain in effect for a period of twelve (12) months from the effective date of the order enforcing the Agreement.

- **Notices**. Any notices required or permitted under this Agreement will be given to Company at its headquarters location at the time notice is given, labeled "Attention General Counsel," and to me at my address as listed on Company payroll, or at such other address as Company or I may designate by written notice to the other. Notice will be effective upon receipt or refusal of delivery. If delivered by certified or registered mail, notice will be considered to have been given five business days after it was mailed, as evidenced by the postmark. If delivered by courier or express mail service, notice will be considered to have been given on the delivery date reflected by the courier or express mail service receipt.

7. **Publication of This Agreement to Subsequent Employer or Business Associates of Employee**. If I am offered employment, or the opportunity to enter into any business venture as owner, partner, consultant or other capacity, while the restrictions in Sections 5 and 6 of this Agreement are in effect, I agree to inform my potential employer, partner, co-owner and/or others involved in managing the business I have an opportunity to be associated with, of my obligations under this Agreement and to provide such person or persons with a copy of this Agreement. I agree to inform Company of all employment and business ventures which I enter into while the restrictions described in Sections 5 and 6 of this Agreement are in effect and I authorize Company to provide copies of this Agreement to my employer, partner, co-owner and/or others involved in managing the business I have an opportunity to be associated with and to make such persons aware of my obligations under this Agreement.

8. **General Provisions**.
    8.1 **Governing Law; Consent to Personal Jurisdiction; Notice of Change to Work Location**. Unless otherwise stated in **Exhibit B**, this Agreement will be governed by and construed according to the laws of the state in which I primarily work for Company without regard to any conflict of laws principles that would require the application of the laws of a different jurisdiction. I expressly consent to the personal jurisdiction and venue of the state and federal courts located in the state in which I primarily work for Company and the state in which Company's headquarters is located for any lawsuit filed there against me by Company arising from or related to this Agreement (although I understand Company will not file a lawsuit in the state in which Company's headquarters is located if prohibited by applicable law). I will not change the state where I am primarily working for the Company without providing prior written notice to the Company of such change (other than in the case of any such change requested or required of me by the Company).
    8.2 **Modification & Severability**.
        (a) If any section, provision, paragraph, phrase, word, and/or line (collectively "Provision") of this Agreement is held to be unenforceable, then this Agreement will be deemed amended to the extent necessary to render the otherwise unenforceable Provision, and the rest of the Agreement, valid and enforceable. If a court declines to amend this Agreement as provided herein, the invalidity or unenforceability of any Provision of this Agreement will not affect the validity or enforceability of the remaining Provisions, which will be enforced as if the offending Provision had not been included in this Agreement.
        (b) If one or more post-employment restrictive covenants in this Agreement are found unenforceable (despite, and after application of, any applicable right to reformation that could add or renew enforceability), then any provision(s) of any prior agreement between the parties that would provide for

restriction(s) on the same or substantially similar post-employment conduct of Employee will not be considered superseded and will remain in effect, to the extent enforceable.

      8.3   **Successors and Assigns**. This Agreement is for my benefit and the benefit of Company, its successors, assigns, parent corporations, subsidiaries, affiliates, and purchasers, and will be binding upon my heirs, executors, administrators and other legal representatives. Notwithstanding anything to the contrary herein, Company may assign this Agreement and its rights and obligations under this Agreement to any successor to all or substantially all of Company's relevant assets, whether by merger, consolidation, reorganization, reincorporation, sale of assets or stock, or otherwise. For avoidance of doubt, Company's successors and assigns are authorized to enforce Company's rights under this Agreement.

      8.4   **Survival**. This Agreement will survive the termination of my employment, regardless of the reason, and the assignment of this Agreement by Company to any successor in interest or other assignee.

      8.5   **Employment At-Will**. I understand and agree that nothing in this Agreement will change my at-will employment status or confer any right with respect to continuation of employment by Company, nor will it interfere in any way with my right or Company's right to terminate my employment at any time, with or without cause or advance notice, except as prohibited by law.

      8.6   **Waiver**. No waiver by Company of any breach of this Agreement will be a waiver of any preceding or succeeding breach. No waiver by Company of any right under this Agreement will be construed as a waiver of any other right. Company will not be required to give notice to enforce strict adherence to all terms of this Agreement.

      8.7   **Counterparts**. This Agreement may be executed in two (2) or more counterparts, each of which will be deemed an original, but all of which together will constitute one and the same instrument. Counterparts may be delivered via facsimile, electronic mail (including pdf or any electronic signature complying with the U.S. federal ESIGN Act of 2000, Uniform Electronic Transactions Act or other applicable law) or other transmission method and any counterpart so delivered will be deemed to have been duly and validly delivered and be valid and effective for all purposes.

      8.8   **Advice of Counsel. I ACKNOWLEDGE THAT, IN EXECUTING THIS AGREEMENT, I HAVE HAD THE RIGHT TO SEEK THE ADVICE OF INDEPENDENT LEGAL COUNSEL PRIOR TO EXECUTION OF THE AGREEMENT, AND I HAVE READ AND UNDERSTOOD ALL OF THE TERMS AND PROVISIONS OF THIS AGREEMENT. I FURTHER UNDERSTAND THAT COMPANY HEREBY ADVISES THAT I SHOULD CONSULT WITH AN ATTORNEY PRIOR TO SIGNING THE AGREEMENT. THIS AGREEMENT WILL NOT BE CONSTRUED AGAINST ANY PARTY BY REASON OF THE DRAFTING OR PREPARATION OF THIS AGREEMENT.**

      8.9   **Entire Agreement**. The obligations in Sections 1 and 2 of this Agreement will apply to any time during which I was previously engaged, or am in the future engaged, by Company as a consultant, employee or other service provider if no other agreement governs nondisclosure and assignment of inventions during such period. This Agreement, together with the Exhibits herein and any executed written offer letter between me and Company, is the final, complete and exclusive agreement between me and Company with respect to the subject matter of this Agreement and supersedes and merges all prior discussions between us, whether written or oral; ***provided, however***, if, prior to execution of this Agreement, Company and I were parties to any agreement regarding the subject matter hereof, that agreement will be superseded by this Agreement prospectively only, except that any restrictive covenant provisions of such agreement shall not be superseded and shall remain in effect and enforceable without limiting or affecting the provisions of this Agreement, to the extent enforceable under applicable law. No modification of or amendment to this Agreement will be effective unless in writing and signed by the party to be charged. Any subsequent change or changes in my duties, salary or compensation will not affect the validity or scope of this Agreement.

AGREED BY:

CONMED CORPORATION

/s/ John Ferrell

John Ferrell
EVP HR

EMPLOYEE ACCEPTS THE OBLIGATIONS UNDER THIS RESTRICTIVE COVENANT AGREEMENT AND UNDERSTANDS AND AGREES THAT EMPLOYEE WILL BE DEEMED TO HAVE ACCEPTED AND SIGNED THE RESTRICTIVE COVENANT AGREEMENT UPON EMPLOYEE'S ACCEPTANCE OF THE RESTRICTED STOCK UNIT GRANT NOTICE AND RESTRICTED STOCK UNIT AWARD AGREEMENT TO WHICH IT IS ATTACHED. EMPLOYEE UNDERSTANDS AND AGREES THAT EMPLOYEE'S ELECTRONIC ACCEPTANCE IS THE SAME AS AN INK SIGNATURE FOR ALL PURPOSES, AND THAT EMPLOYEE'S ELECTRONIC AGREEMENT MAY BE USED WITH THE SAME EFFECT AS AN INK SIGNATURE FOR ANY PURPOSE. UNLESS OTHERWISE PROVIDED IN EXHIBIT B HERETO, THE EFFECTIVE DATE OF THIS RESTRICTIVE COVENANT AGREEMENT SHALL BE THE DATE OF EMPLOYEE'S ACCEPTANCE OF THE RESTRICTED STOCK UNIT GRANT NOTICE AND RESTRICTED STOCK UNIT AWARD AGREEMENT.

Exhibit 10.38

PERFORMANCE SHARE UNIT AGREEMENT

AGREEMENT (this "Agreement"), dated as of March 3, 2025, between CONMED Corporation (the "Company") and the employee of the Company named on Schedule I (the "Employee"). Capitalized terms not defined herein shall have the meanings ascribed to them in the Company's 2018 Long- Term Incentive Plan (the "Plan").

The parties hereto agree as follows:

1. <u>Grant of Performance Share Unit</u>. Pursuant to and in accordance with the Plan,

there is hereby granted on the date hereof to the Employee performance share units (each, a "Unit") in respect of the number of shares of the Company's Common Stock set forth on Schedule I hereto under the terms and conditions set forth in this Agreement and the Plan, including Schedule I. A Unit constitutes an unfunded and unsecured promise of the Company to deliver (or cause to be delivered) to the Employee, subject to the terms and conditions of this Agreement, including the performance and service-vesting conditions set forth in Schedule I, a share of the Company's Common Stock, or, at the option of the Company, cash equal to the Fair Market Value thereof (or a combination of cash and Common Stock), on the Delivery Date (as defined below). Until such delivery, the Employee has only the rights of a general unsecured creditor, and no rights as a shareholder, of the Company.

2. <u>General Vesting and Delivery</u>. Except as specified in Sections 3 and 4, the Units

shall be earned and vest based on achievement of the performance goals for the applicable period (the "Performance Period") set forth on Schedule I as certified by the Compensation Committee (the "Committee") of the Board of Directors of the Company (the "Board") and subject to

satisfaction of the Time-Vesting Condition set forth in Schedule I. Any earned and vested Unit will be settled within 60 days following the Performance-Vesting Date (the "Delivery Date").

3. <u>Death, Disability; Termination of Employment</u>.

a. Upon the Employee's death or disability, outstanding unvested Units will immediately vest with performance deemed to be earned based on the target level of achievement as set forth on Schedule I, and shall be payable within 60 days following the date of such death or disability. To the extent necessary to comply with Section 409A, "disability" shall mean "disability" as defined in Section 409A(a)(2)(C).

b. Upon the termination of the Employee's employment for any reason (including, for the avoidance of doubt, by the Company with or without Cause, or by the Employee's voluntary resignation) prior to the Performance-Vesting Date, the Employee will remain eligible to earn a prorated portion of any outstanding unvested Units based on actual performance for the Performance Period determined in accordance with Schedule I. The prorated portion will be determined based on the number of full years completed from the beginning of the Performance Period until the effective date of such termination, and shall be payable within 60 days following the Performance-Vesting Date. For clarity, if the Employee's termination of employment occurs prior to the first anniversary of the commencement of the Performance Period (the "First Anniversary"), then the Employee will not earn any portion of the Units; if such termination occurs after the First Anniversary but before the second anniversary of the commencement of the Performance Period (the "Second Anniversary"), then the Employee will remain eligible to earn one-third of the Target Units (as defined in Schedule 1); and if such termination occurs after the Second Anniversary but before the Performance-Vesting Date, then the Employee will remain eligible to earn two-thirds of the Target Units.

4. <u>Change in Control</u>.

    a. Notwithstanding anything in the Plan to the contrary, upon a Change in Control in which the Units are not assumed, substituted or otherwise continued, outstanding unvested Units will be deemed to be earned based on the greater of the target level of performance and the level of performance actually achieved at the date of the Change in Control in accordance with Schedule I as reasonably determined by the Committee in its sole discretion and immediately vest and shall be payable upon the date of the Change in Control.

    b. Notwithstanding anything in the Plan to the contrary, upon a Change in Control in which the Units are assumed, substituted or otherwise continued, outstanding unvested Units will be deemed to be earned based on the greater of the target level of performance and the level of performance actually achieved at the date of the Change in Control in accordance with Schedule I as reasonably determined by the Committee in its sole discretion and will cease to be subject to any further performance conditions (such Units, the "<u>Continuing CIC Units</u>"). For clarity, the Continuing CIC Units will continue to be subject to the Time-Vesting Condition set forth in Schedule I and shall be payable within 60 days following the satisfaction of the applicable Time-Vesting Condition.

    c. If the Employee's employment is terminated by the Company or any successor entity thereto without Cause or the Employee resigns for Good Reason, in each case within two years after the Change in Control, any outstanding unvested Continuing CIC Units will immediately vest and be payable within 60 days following the date of termination. For purposes of this Agreement, the following terms shall have the meanings set forth below:

"Change in Control" means:

    i. any "person" (as such term is defined in Section 3(a)(9) of the Exchange Act and as used in Sections 13(d)(3) and 14(d)(2) of the Exchange Act) is or becomes a "beneficial owner" (as defined in Rule 13d-3 under the Exchange Act), directly or indirectly, of securities of the Company representing 50% or more of the combined voting power of the Company's then outstanding securities eligible to vote for the election of the Board (the "Company Voting Securities"); provided, however, that the event described in this paragraph (i) shall not be deemed to be a Change in Control by virtue of any of the following acquisitions: (A) by the Company or any of its subsidiaries, (B) by any employee benefit plan sponsored or maintained by the Company or any of its subsidiaries, (C) by any underwriter temporarily holding securities pursuant to an offering of such securities, or (D) pursuant to a Non-Control Transaction (as defined in clause (ii) below);

ii. the consummation of a merger, consolidation, share exchange or similar form of corporate reorganization of the Company (or any such type of transaction involving the Company or any of its subsidiaries that requires the approval of the Company's stockholders, whether for the transaction or the issuance of securities in the transaction or otherwise) (a "Business Combination"), unless immediately following such Business Combination: (a) more than 60% of the total voting power of the corporation resulting from such Business Combination (including, without limitation, any corporation which directly or indirectly has beneficial ownership of 100% of the Company Voting Securities) eligible to elect directors of such corporation is represented by shares that were Company Voting Securities immediately prior to such Business Combination (either by remaining outstanding or being converted), and such voting power is in substantially the same proportion as the voting power of such Company Voting Securities immediately prior to the Business Combination, (b) no person (other than any holding company resulting from such Business Combination, any employee benefit plan sponsored or maintained by the Company (or the corporation resulting from such Business Combination)) immediately following the consummation of the Business Combination becomes the beneficial owner, directly or indirectly, of 50% or more of the total voting power of the outstanding voting securities eligible to elect directors of the corporation resulting from such Business Combination, and (c) at least a majority of the members of the board of directors of the corporation resulting from such Business Combination were members of the Board at the time of the approval of the execution of the initial agreement providing for such Business Combination (any Business Combination which satisfies the conditions in clauses (a), (b) and (c) is referred to hereunder as a "Non-Control Transaction"); or

iii. the shareholders of the Company approve a plan of complete liquidation or dissolution of the Company or the sale of all or substantially all of its assets.

Notwithstanding the foregoing, a Change in Control of the Company shall not be deemed to occur solely because any person acquires beneficial ownership of more than 50% of the Company Voting Securities as a result of the acquisition of Company Voting Securities by the Company which reduces the number of Company Voting Securities outstanding; provided, that if after such acquisition by the Company such person becomes the beneficial owner of additional Company Voting Securities that increases the percentage of outstanding Company Voting Securities beneficially owned by such person, a Change in Control of the Company shall then occur.

d. Dividend Equivalents. The Company agrees that upon the payment of a vested and earned Unit, the Company will make a dividend equivalent cash payment with respect to such Unit equal to the total amount of cash dividends (other than cash dividends pursuant to which the Units were adjusted pursuant to Section 17.1 of the Plan), if any, paid per share of the Company's Common Stock for which the dividend record dates occurred after the Grant Date set forth in Schedule I and before the date of delivery of the Unit.

5. <u>Authority</u>. The Committee shall have final authority to interpret and construe this Agreement and to make all determinations thereunder, and its decisions shall be final, binding and conclusive upon all persons, including the Employee and the Employee's legal representative.

6. <u>Amendment</u>. The Committee reserves the right at any time to amend the terms and conditions set forth in this Agreement, except that the Employee's rights under this Agreement shall not be materially impaired by any such amendment without the Employee's written consent. Any amendment of this Award Agreement shall be in writing and signed by an authorized member of the Committee or a person or persons designated by the Committee.

7. <u>Transferability</u>. The Units are not assignable or transferable, and no right or interest of the Employee shall be subject to any lien, obligation or liability of the Employee, except by will or the laws of descent and distribution. Notwithstanding the immediately preceding sentence, the Committee may, subject to the terms and conditions it may specify, permit the Employee to transfer the Unit to one or more of his immediate family members (i.e., his spouse and issue, including adopted and step children) or to trusts established in whole or in part for the benefit of the Employee and/or one or more of such immediate family members. During the lifetime of the Employee, the Unit shall be payable only by the Employee or by the immediate family member or trust to whom such Unit has been transferred pursuant to the immediately preceding sentence.

8. <u>No Rights of Employment</u>. This Agreement shall not be construed as giving the Employee any right to continue in the employ of the Company or any subsidiary or limit in any way the rights of the Company, or any subsidiary, to terminate employment of the Employee at any time.

9. Entire Agreement. The Plan is incorporated herein by reference. This

Agreement, the Plan and such other documents as may be executed in connection with the

payment of the Units constitute the entire agreement and understanding of the parties hereto with

respect to the subject matter hereof and supersede all prior understandings and agreements with

respect to such subject matter.

10. Governing Law. This Agreement shall be governed by, and construed in
accordance with, the laws of the State of Delaware without giving effect to any choice or conflict

of laws provisions hereof.

11. Successors. This Agreement shall be binding upon the Company and the

Employee and their respective legal representatives, heirs, beneficiaries, successors and assigns

and upon all other persons claiming under or through any of them.

The parties hereto have executed this Agreement effective as of the date first set forth
above.

CONMED CORPORATION

By:_____

Attest:_____

Accepted and Agreed by:

By:_____

Employee


SCHEDULE I
TO
PERFORMANCE SHARE UNIT AGREEMENT


Employee: _____

Grant Date: March 3, 2025

Performance Period: March 3, 2025, to March 3, 2028 (the "Performance-Vesting Date")

Number of Units Granted: _____ (the "Target Units")

Time-Vesting Condition: Units will be earned based on achievement of the Performance Measures set forth below as determined in accordance with the section titled "Determination of Units Earned" below, subject to the Employee's continued employment through March 3, 2028 (the "Time-Vesting Condition") (subject to Sections 2, 3 and 4 of this Agreement).

Performance Measure: Relative total shareholder return based on 20 trading day average prices at the beginning and end of Performance Period, including reinvestment of dividends ("rTSR").

Peer Group: Members of the S&P Healthcare Equipment Select Index at the start of the Performance Period; provided, however, that (i) companies that cease to be publicly traded during the Performance Period and companies that announce that they are subject to being acquired or to a merger during the Performance Period will be excluded from the performance calculation and (ii) companies that declare bankruptcy remain in the Peer Group with TSR of -100%.

Determination of Units Earned: The Committee will certify achievement of the applicable performance goals in respect of the Performance Period as soon as reasonably practicable following the end of the Performance Period (and in no event later than 60 days following the end of the Performance Period). To determine the number of Units earned, the Committee will multiply the Target Units by the applicable "Percentage of Target Units Earned" in the table below.

Performance Level	ConMed TSR vs. Peer Group	Percentage of Target Units Earn
Maximum	75th percentile or high	200%
Target	50th percentile	100%
Threshold	25th percentile	50%
Below Threshold	Below 25th percentile	0%

The percentage of Target Units earned will be interpolated (on a straight-line basis) for achievement of relative performance between the results in the table above. Notwithstanding anything to the contrary, the maximum number of Units earned under this Agreement may not exceed 200% of the Target Units.

EXHIBIT 19

Insider Trading Policy

1. Policy Statement

This Insider Trading Policy (this "Policy") is designed to prevent insider trading or allegations of insider trading, to protect the reputation of CONMED, its subsidiaries, and affiliated entities (collectively, the "Company") for integrity and ethical conduct and to help the Company's personnel avoid the severe consequences associated with violations of insider trading laws. It is the policy of the Company to comply with all applicable securities laws when transacting in its own securities. The Company will not engage in transactions in respect of its securities when it is in possession of material, nonpublic information relating to the Company, other than in compliance with applicable law.

2. Applicability

2.1. Persons Covered

This Policy applies to all directors, officers, and employees of the Company, as well as consultants and independent contractors of the Company who have access to material, nonpublic information relating to the Company or Other Relevant Issuers (as defined in Section 2.2 below).

As a person covered by this Policy, you are responsible for ensuring the following individuals comply with the restrictions set forth in this Policy:

- your family members, including without limitation your spouse, significant others, child, parent, sibling, who reside with you;
- anyone else who lives in your household;
- any family members who do not live in your household but whose securities transactions are directed by you or who are subject to your influence or control (such as parents or children who consult with you before they trade in securities);
- any person to whom you have disclosed material, nonpublic information; and
- any investment fund, trust, retirement plan, partnership, corporation or other entity that you have the ability to influence or for which you may direct investment decisions concerning securities.

Addendum 1 to this Policy is also applicable to (i) all members of the Board (the "Directors"), (ii) the Chief Executive Officer and his or her direct reports (the "Executives"), (iii) those who report directly to the Executives (the "Leadership" or "Leader"), (iv) administrative assistants who work for Executives or Leadership, and (v) other employees designated in writing by the General Counsel (the people falling into (i) – (v), collectively, the "Insiders"). The General Counsel will notify you via email if you are not a Director, Executive or Leadership but are otherwise deemed to be an Insider under (v) and subject to Addendum 1. Additionally, if the General Counsel makes a good faith determination that a Leader or other employee designated under (v) should not be deemed an Insider, then the General Counsel may exclude such Leader or other employee from the obligations set forth in Addendum 1. Addendum 1 generally (1) prohibits covered individuals from trading in the Company's securities during quarterly blackout and other periods and (2) requires covered individuals to pre-clear all transactions in the Company's securities with the General Counsel.

Additional information regarding reporting obligations and other matters related to securities transactions made by Directors, Executives and certain members of Leadership who are subject to Section 16 reporting obligations are described by Addendum 2 to this Policy.

2.2. Securities Covered

The prohibition on insider trading in this Policy is not limited to trading in shares of the Company's common stock. It also includes trading in any other securities issued by the Company (such as preferred stock, debentures, bonds and warrants) as well as derivative securities. Transactions in mutual funds, exchange-traded funds, index funds, or other "broad basket" funds that own or hold the Company's securities as one of many investments are, however, not subject to this Policy.

This Policy also applies to trading in the securities of publicly traded companies with which the Company does business, such as the Company's customers or suppliers, and those of publicly traded companies that are involved in potential transactions or business relationships with the Company, including those with which the Company may be negotiating major transactions, such as an acquisition, investment, or sale of assets (each such publicly traded company referred to in this sentence, an "Other Relevant Issuer," and, collectively, "Other Relevant Issuers").

3.   Prohibited Activities

3.1.   No Trading on "Material, Nonpublic Information"

Subject only to the specific exceptions in this Policy, you may not trade in Company securities, directly or indirectly, including by having others trade on your behalf, if you are aware of material, nonpublic information relating to the Company. Similarly, you may not trade in the securities of any Other Relevant Issuer if you are aware of material, nonpublic information relating to that Other Relevant Issuer that you obtained in the course of your role with the Company.

3.2.   No Tipping

The Company has authorized only certain individuals to release material, nonpublic information relating to the Company. Unless you are one of these individuals, you may not communicate material, nonpublic information to others. If you are an authorized spokesperson, you must make disclosure in compliance with the Company's policies regarding the authorized disclosure of such information, including the Company's Policy on Disclosure and Speaking for the Company (Regulation Fair Disclosure (FD)). In either case, you are prohibited from recommending to anyone the purchase or sale of securities when you are aware of material, nonpublic information relating to those securities that you learned in your role at the Company. This practice, known as "tipping," also may violate the securities laws and can result in civil and criminal penalties.

The existence of a personal, financial emergency does not excuse you from compliance with this Policy.

4.0   Definition of Material, Nonpublic Information

4.1   What is "Material Information"

While the term "material" is not precise, it is generally understood to apply to any information that a reasonable investor would consider in making an investment decision. The information need not be so important that it would alter an investment decision. Rather, it is enough that an investor could "consider" the information in making an investment decision. Both positive and negative information may be material. While it is not possible to identify all information that would be deemed "material," the following items are types of information that should be considered carefully to determine whether they are material:

- projections of future earnings or losses, or other earnings guidance;
- information related to decisions by regulatory authorities regarding the Company's products and/or product candidates;
- results of clinical trials, collaborations, licenses or matters related to the status of clinical trials (e.g., enrollment), including the timing of such announcements;
- earnings or revenue that are inconsistent with the consensus expectations of the investment community; potential restatements of the Company's financial statements, changes in auditors or auditor notification that the Company may no longer rely on an auditor's audit report;
- pending or proposed mergers, acquisitions, tender offers, joint ventures or dispositions of significant assets; changes in management or the Board;
- actual or threatened litigation or governmental investigations or major developments in such matters;

- developments regarding customers, suppliers, orders, contracts or financing sources (e.g., the acquisition or loss of a contract);
- changes in dividend policy, declarations of stock splits, or public or private sales of additional securities;
- potential defaults under any credit agreements or indentures of the Company, or the existence of material liquidity deficiencies; and
- bankruptcies or receiverships.

The Securities and Exchange Commission (the "SEC") has stated that there is no fixed quantitative threshold amount for determining materiality.

4.2   What is "Nonpublic Information"

Information is "nonpublic" if it has not been disseminated in a manner making it available to investors generally. To show that information is public, it is necessary to point to some fact that establishes that the information has become publicly available, such as the filing of a report with the SEC, the distribution of a press release through a widely disseminated news or wire service, or by other means that are reasonably designed to provide broad public access.

Before a person who possesses material, nonpublic information can trade, there also must be adequate time for the market as a whole to absorb the information that has been disclosed. For the purposes of this Policy, information will be considered public after the close of trading on the first full trading day following the Company's public release of the information.

For example, if the Company announces material information of which you are aware before trading begins on a Tuesday, the first time you can buy or sell Company securities is the opening of the market on Wednesday. However, if the Company announces this material information after trading begins on that Tuesday, the first time that you can buy or sell Company securities is the opening of the market on Thursday.

Courts judge whether a particular item is "material" or "nonpublic" with the benefit of hindsight. You should direct questions whether information is "material" or "nonpublic" to the Company's General Counsel.

5.0   Special and Prohibited Transactions

Certain types of transactions raise heightened legal risk and the appearance of improper or inappropriate conduct, even in the absence of any material, nonpublic information. Insiders, consequently, may not engage in any of the following transactions:

5.1   Short Sales

Short Sales (as defined below) of the Company's securities typically evidence an expectation on the part of the seller that the securities will decline in value and, consequently, may signal to the market that the seller lacks confidence in the Company's prospects. In addition, Short Sales may reduce a seller's incentive to seek to improve the Company's performance. A "Short Sale against the box" is generally a short sale involving a security that the seller owns but does not deliver to the purchaser. Short Sales and "Short Sales against the box" of the Company's securities are prohibited by this Policy. A "Short Sale" is a trading strategy where an investor borrows shares of a stock from a broker, sells the borrowed shares, then buys back sufficient shares to replace the borrowed shares. The investor then returns the shares to the lender, keeping the difference, if any, between the sale and buyback price as profit, minus any loan interest.

5.2   Publicly traded options

Given the relatively short-term nature of most publicly traded options, transactions in certain types of options may create the appearance that a director or officer is trading based on material, nonpublic information or is focused on short-term performance at the expense of long-term objectives. Accordingly, transactions in put options, call options, or other derivative securities, on an exchange or in any other organized market, are prohibited by this Policy.

5.3   Hedging transactions

Hedging transactions can be accomplished through a variety of mechanisms, including the use of financial instruments such as prepaid variable forward contracts, equity swaps, collars, and exchange funds that are designed to reduce or eliminate the market price risk associated with ownership of the reference security. Such hedging transactions may permit a holder of Company equity securities to continue to own them without the full risks and rewards of ownership. When that occurs, the Insider may no longer have the same objectives as the Company's other stockholders, and, therefore, Insiders are prohibited by this Policy from engaging in any derivative transactions referencing Company equity securities.

5.4   Margin accounts and pledges

Securities held in a margin account or pledged as collateral for a loan may be sold by the broker if an individual fails to meet a margin call or by the lender in foreclosure if an individual defaults on the loan. Because a margin or foreclosure sale that occurs when an individual is aware of material, nonpublic information or otherwise is not permitted to trade would violate this Policy, Insiders are prohibited by this Policy from holding Company securities in a margin account or pledging Company securities as collateral for a loan.

5.5   Standing and Limit Orders

Standing and limit orders (except standing and limit orders under approved 10b5-1 plans, as described in Addendum 1) create heightened risks for insider trading violations similar to the use of margin accounts. There is no control over the timing of purchases or sales that result from standing instructions to a broker, and as a result the broker could execute a trade when an Insider is in possession of material, nonpublic information. The Company therefore discourages placing standing or limit orders on Company securities. If a person subject to this Policy determines that they must use a standing or limit order, the order should be limited to short duration and should otherwise comply with the restrictions and procedures in this Policy and Addendum 1.

6.0   Transaction Under Company Benefit Plans

This policy does not apply to transactions under our benefit plans, except as noted below:

6.1   Stock Option Exercises

This Policy's trading restrictions generally do not apply to the Exercise (as defined below) of a stock option. The trading restrictions do apply, however, to any sale of the underlying stock or to a "Cashless Exercise" of the option through a broker, as this entails market sale of a portion of the underlying stock to cover the costs of exercise. Therefore, "Cashless Exercises" which include a market sale of securities are subject to the restrictions set forth in this Policy. The "Exercise" of a stock option means buying shares of the Company's stock at a predetermined price (the strike price) once you have the right to do so. For example, if an employee has material nonpublic information, they may exercise options at the strike price, but they must hold and not sell the shares until they no longer have material nonpublic information.

6.2   Vesting of Awards

This Policy's trading restrictions do not apply to the vesting of stock options, restricted stock, or restricted stock units. Any sale of securities in connection with such vesting is, however, subject to the restrictions set forth in this Policy.

6.3   Employee Stock Purchase Plan

This Policy's trading restrictions do not apply to periodic purchases of Company stock under a Company employee stock purchase plan, if such plan exists, so long as the employee's last non-automatic election before the purchase was a valid election. This Policy does apply, however, to an employee's non-automatic elections under the plan (whether an election to participate in the plan or to change the level of the employee's contribution under the plan) and to any sales of Company stock purchased under the plan.

6.4   401(k) Plan

This Policy's trading restrictions do not apply to purchases of Company securities in the Company's 401(k) plan resulting from periodic contributions of money to the plan pursuant to a valid payroll deduction election. This Policy does apply, however, to an employee's non-automatic elections with respect to a Company securities fund under the plan (whether an election to participate in the fund or to change the level of the employee's level of participation in the fund) and transfers in or out of a Company securities fund (including in connection with a plan loan).

7.0   Gifts

A security holder cannot make a gift or other transfer of Company securities during a period when that person/entity is not permitted to trade.

8.0   Post-Termination Transactions

If you are aware of material, nonpublic information when your role with the Company ends, you may not trade in Company securities until that information has become public or is no longer material.

9.0   Unauthorized Disclosure

Maintaining the confidentiality of Company information is essential for competitive, security, and other business reasons, as well as to comply with securities laws. You should treat all information you learn about the Company or its business plans in connection with your role as confidential and proprietary to the Company. If you are involved in a confidential project which uses a project name in order to protect the confidentiality of the underlying work or transaction, you should not disclose to any employee or third party who is not authorized to be aware of the project, the existence of the project or the project name as this could lead others to believe the Company is involved in a matter that involves material nonpublic information.   Inadvertent disclosure of confidential or inside information may expose the Company and you to significant risk of investigation and litigation.

The timing and nature of Company disclosure of material information to outsiders is subject to legal rules, the breach of which could result in substantial liability to you, the Company, and its management. Accordingly, responses to inquiries about the Company from the press, investment analysts, or others in the financial community must be made on the Company's behalf only through authorized individuals.

10.0   Personal Responsibility

The ultimate responsibility for adhering to this Policy and avoiding improper trading rests with you. You are responsible for confirming compliance with this Policy of any securities transaction executed or directed by you or a person or entity listed above.

11.0   Penalties for Insider Trading and Noncompliance with this Policy

Federal and state laws impose penalties for violation of insider trading or tipping laws that may be very severe and may include both imprisonment and large monetary and/or other civil penalties. In addition to governmental regulation in this area, those who violate insider trading or tipping laws may expose themselves or the Company to private lawsuits. The Company reserves the right to discipline any violation of this Policy, including by termination, whether or not the person violating the policy is found to be liable under U.S. or state law.

12.0   Questions About and Violations of this Policy

Any questions or concerns related to this policy can be directed to the Company's General Counsel at LegalOperations@conmed.com.

If you violate this Policy or any federal or state laws governing insider trading, or know or have concerns about an actual or potential violation of this Policy, you must report the actual or potential violation immediately to the General Counsel or to the CONMED Hotline. However, if the conduct in question involves the General Counsel, you may raise the matter with the Company's Chief Financial Officer, or if it involves the Chief Executive Officer or the Chief Financial Officer you may report the matter to the Chair of the Audit Committee. You may also raise the matter through the CONMED Hotline.

Failure to comply with this Policy may result in a violation of law or regulation and may raise serious compliance and legal concerns for CONMED, and the individual whose action may have caused or contributed to the potential violation. Substantiated violations of this Policy may subject the violator to disciplinary sanctions, ranging from a written warning up to, and including, employment termination.

13.0   Revision History

Revision	Date	Originator	Description of Change
006	2/7/2025	Compliance Department	This Insider Trading Policy replaces in its entirety the Compliance with Securities Laws and Trading Procedures for Directors, Executives and Leadership

Revision	Date	Originator	Description of Change
007	12/15/2025	Compliance Department	Section 2.1 updated to allow the General Counsel flexibility to remove certain Leaders and other employees from the obligations of Addendum 1.

Addendum 1

We have established additional procedures to assist in the administration of the Policy, to facilitate compliance with laws prohibiting insider trading, and to avoid the appearance of improper trading. These additional procedures are applicable only to those individuals whom we have designated (and family members identified in Section 2.1 of the Policy ("Family Members") and entities they control) and are subject only to the exceptions stated at the end of this Addendum. All capitalized terms used but not defined in this Addendum 1 have the definition ascribed to them in the Policy.

Pre-Clearance Procedures. Insiders, as well as their Family Members and entities that they control, may not engage in any transaction in Company securities (including the gifting of Company securities) without first obtaining pre-clearance of the transaction from the Company's General Counsel.

A request for pre-clearance must be submitted to the General Counsel via email LegalOperations@conmed.com at least two business days in advance of the proposed transaction. The General Counsel must submit any pre-clearance request to the Company's Chief Financial Officer. As part of the submission, the Insider must state that they are not in possession of material, nonpublic information concerning the Company and must respond to any questions regarding the proposed trade requested by the General Counsel or Chief Financial Officer, as applicable.

Prior to any trade, the General Counsel, the Chief Financial Officer or his or her designee, as applicable, must have approved proposed trade via electronic mail. Any pre-cleared trade must be executed within five business days following the approval and at a time when the Insider does not have material, nonpublic information.

While pre-clearing trades will provide added protections for Insiders who pre-clear trades in good faith, pre-approval does not protect Insiders from the consequences of prohibited illegal trading if the Insider is otherwise in possession of material, nonpublic information.

The General Counsel or Chief Financial Officer is under no obligation to approve a transaction submitted for pre-clearance and may determine not to permit the transaction. If a person seeks pre-clearance, and permission to engage in the transaction is denied, then the requestor must refrain from initiating any transaction in Company securities and should not inform any other person of the restriction, without first obtaining the General Counsel's written consent to disclose the restriction to another person.

Quarterly Trading Restrictions. Insiders, as well as their Family Members and entities that they control, may not trade Company securities during a "Blackout Period" beginning two weeks prior to the end of each fiscal quarter and ending one full trading day after earnings are publicly announced for that quarter. Accordingly, the Company's trading window for all Insiders, as well as their Family Members and entities that they control, is always closed during the following periods:

- The close of business on March 15 until one full trading day after the 1st quarter earnings announcement;

- The close of business on June 15 until one full trading day after the 2nd quarter earnings announcement;

- The close of business on September 15 until one full trading day after the 3rd quarter earnings announcement; and

- The close of business on December 15 until one full trading day after the 4th quarter earnings announcement.

As a result, if an earnings announcement is made on a Tuesday morning before the stock market opens, the first time you could trade (assuming the trading window is not closed for any other reason, is the opening of the market on Wednesday. If earnings were released after trading began on Tuesday, the trading window would not open until Thursday.

Event-Specific Trading Restriction Periods. From time to time, an event may occur that is material to the Company and is known by only a limited group of Insiders or other employees. So long as the event remains material and nonpublic, Directors, Executives, Leaderships, and the individuals designated by the General Counsel as subject to this restriction, as well as their Family Members and entities they control, may not trade in Company securities. In that situation, the General Counsel may, without disclosing the reason for the restriction, notify these persons that they should not trade in Company securities. The existence of an event-specific trading restriction will not be communicated widely within the Company, and you should not communicate the restriction or extension to any other person. Even if the General Counsel has not designated you as a person who should not trade due to an event-specific restriction, you should not trade while aware of material, nonpublic information.

Exceptions. The quarterly trading restrictions and event-driven trading restrictions do not apply to those transactions to which this Policy does not apply, as described in the Policy under the headings "Transactions Under Company Benefit Plans." Further, the requirement for pre-clearance, the quarterly trading restrictions, and event-specific trading restrictions do not apply to transactions conducted pursuant to approved Rule 10b5-1 Trading Plans, described below.

Written Rule 10b5-1 Plans.

Under SEC Rule 10b5-1, Insiders may enter into a written plan which may permit trading during a Blackout Period or period during which event-specific trading restrictions have been imposed, provided, among other things, that the plan is entered into when the trading window is open (the "Plan"). The Plan must be entered into at a time when the Insider does not possess material, nonpublic information. SEC rules require a "cooling off" period between entering into the Plan and the transaction contemplated by the Plan, and each Plan must include a compliant cooling off period (90-120 days for Directors or Executives and 30 days for other Insiders). The Plan mechanism may be particularly useful if you have options that may expire during a quiet period, or, if for tax or other appropriate reasons, you do not wish to exercise options or otherwise trade in the Company's stock before the quiet period commences or after it ends.

All Plans must: (i) specify, or include a formula for determining, the "amount" and "price" of the securities to be traded and the "date" of the trade; (ii) not permit the Company or the Insider to exercise subsequent influence over how, when or whether to effect the purchases or sales; and (iii) provide that no other person may exercise influence under the Plan when aware of material, nonpublic information. The trades must then occur in accordance with the Plan. SEC rules prohibit certain overlapping plans, subject to limited exceptions. The written plan must, among other things, be: operated in good faith, not part of a plan or scheme to evade the prohibitions of Rule 10b5-1, and preapproved in writing (which can be via email) by the General Counsel. Insiders should inform the General Counsel when amending or terminating any Plan. SEC rules require that plans adopted, materially amended or terminated by Directors and Executives be publicly disclosed in the Company's SEC filings. The Legal Department can provide you with a sample plan upon request.

Addendum 2

<u>SEC Reporting Obligations and Related Considerations</u>

This Addendum 2 applies only to Director, Executive, or Leadership who the Company has identified as Section 16 Officers. There are two primary forms that must be filed with the SEC when Directors, Executives, or Leadership trade in the Company's securities: a Form 4, and a Form 144. When Directors, Executives, or Leadership trade through Fidelity, the Company's selected broker for equity compensation, Fidelity will file the Form 144, and the Company will be able to make the necessary Form 4 filings. Directors, Executives, or Leaders who trade with other brokers are responsible for ensuring that the required Form 144s are filed with the SEC, and for ensuring that the Legal Department receives the necessary information on a timely basis to allow for Form 4 filings. The specific procedures for these filings are described below.

<u>Form 4</u>. The SEC requires that Directors, Executives, or Leadership file within two business days of a reportable transaction a Form 4: (i) disclosing the nature of the transaction; (ii) the price of the shares transferred; and (iii) the number of shares beneficially owned by the Director, Executive, or Leader following the transaction. The Company will make the necessary Form 4 filing, provided we receive the information necessary to make such filing. You should be aware that we are required to disclose in our annual proxy filing any failure to meet the two-day filing deadline for Form 4s and an explanation as to why such filing was not timely. Gifts are required to be reported on Form 4s. There may also be civil or criminal penalties for violators.

<u>Form 144</u>. Prior to, or simultaneously with, placing any order to sell the Company stock, a Director, Executive, or Leader is required to file a Form 144 with the SEC. Fidelity will handle the filing of the Form 144 if Fidelity is handling the transaction; if a Director, Executive, or Leader is selling the Company stock through a broker other than Fidelity, the Director, Executive, or Leader will have to notify the General Counsel or his or her designee so the Company can assist with filing a Form 144. Otherwise, the Director, Executive or Leader must file the Form 144 on his or her own. The purpose of the Form 144 is to notify the SEC that the person signing the Form does not know any material, nonpublic information in regard to the current and prospective operations of the Company. In filling out the Form, Section 3(f) asks for the approximate date on which you expect to sell the Company stock. Since a "shelf" filing for a Form 144 is prohibited, you should indicate, as the approximate selling date, the actual date you sign the Form 144.

<u>Rule 144 Volume Restrictions</u>. Rule 144(e) places volume restrictions on Directors, Executives or Leadership who plan to sell the Company stock. This means that the number of shares that a Director, Executive or Leader intends to sell must not exceed more than 1% of the outstanding stock of the Company or not more than the average weekly volume of trading in the stock as reported through the four calendar weeks preceding the proposed sale. If more than one Director, Executive, or Leader sells within a three-month period, the volume restriction may apply to the aggregate number of shares sold by all Directors, Executives or Leader in that period. The Company's practice is to monitor the volume of trading by Directors, Executives, and Leaders under this provision to ensure compliance.

<u>"Short Swing" Profit Rule</u>. Section 16 also requires that any purchase or sale (or sale and purchase) of Company securities that occur within six (6) months of each other be "matched" such that the difference between the highest and lowest in price is considered a short-term, or short swing, profit, that must be turned over to the Company, subject to limited exemptions. The liability for short swing profits is one of strict liability; there is no good faith or honest mistake exception, and private attorneys police all reported transactions to ensure that public companies enforce these rules.

<u>Post-Trade Reporting to the General Counsel</u>.

Once any transaction in the Company's securities by a Director, Executive, or Leader (including transactions effected pursuant to a Rule 10b5-1 Plan) is completed, the transaction details must be submitted in writing to the General Counsel within one day of the transaction. The Director, Executive, or Leader should include the date of the transaction, quantity of shares, price and broker-dealer through which the transaction was effected.

This reporting requirement may be satisfied by sending (or having such Director's, Executive's, or Leader's broker send) duplicate confirmations of trades to the General Counsel if such information is received by General Counsel on or before the required date. This requirement is in addition to any required notification that the Company receives from the broker who completes the trade.

EXHIBIT 21

CONMED Corporation
Subsidiaries of the Registrant

Name	State or Country of Incorporation
Aspen Laboratories, Inc.	Colorado
Biorez, Inc.	Delaware
Biorez Pty Ltd	Australia
Buffalo Filter LLC	Delaware
CONMED Andover Medical, Inc.	New York
CONMED Austria GmbH	Austria
CONMED Denmark ApS	Denmark
CONMED Deutschland GmbH	Germany
CONMED Endoscopic Technologies, Inc.	Massachusetts
CONMED Finland Oy	Finland
CONMED France SAS	France
CONMED Iberia SL	Spain
CONMED Italia SrL	Italy
CONMED Japan K. K.	Japan
CONMED Linvatec Australia PTY Ltd	Australia
CONMED Linvatec (Beijing) Medical Appliances Co., Ltd	China
CONMED Switzerland GmbH	Switzerland
CONMED U.K. Ltd.	United Kingdom
Consolidated Medical Equipment Company S. de R.L. de C.V.	Mexico
EndoDynamix, Inc.	Delaware
GWH Limited Partnership	Florida
Conmed do Brasil Comércio Importação e Exportação de Produtos Médicos Hospitalares Ltda.	Brazil
In2Bones Global, Inc.	Delaware
In2Bones SAS	France
Largo Lakes I Limited Partnership	Delaware
Linvatec Corporation	Florida
Linvatec Belgium NV	Belgium
Linvatec Canada ULC	Canada
CONMED Europe BV	Belgium
CONMED Korea Ltd.	Korea
Linvatec Nederland B.V.	Netherlands
Linvatec Polska Sp. z.o.o	Poland
Linvatec Conmed Sweden AB	Sweden
Palmerton Holdings, Inc.	New York
SurgiQuest, Inc.	Delaware
Viking Systems, Inc.	Delaware
Linvatec India Private Limited	India

EXHIBIT 23

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We hereby consent to the incorporation by reference in the Registration Statements on Form S-8 (Nos. 333-78987, 333-90444, 333-124202, 333-136453, 333-145150, 333-162834, 333-168493, 333-182878, 333-207582, 333-214299, 333-223258, 333-228171, and 333-287444) of CONMED Corporation of our report dated February 17, 2026 relating to the consolidated financial statements, financial statement schedule and the effectiveness of internal control over financial reporting, which appears in this Form 10-K.

/s/ PricewaterhouseCoopers LLP
Victor, New York
February 17, 2026

Exhibit 31.1

**CERTIFICATION PURSUANT TO
SECTION 302 OF THE SARBANES-OXLEY ACT OF 2002**

I, Patrick J. Beyer, certify that:

1. I have reviewed this annual report on Form 10-K of CONMED Corporation;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

    a. designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

    b. designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

    c. evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

    d. disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

    a. all significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

    b. any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

February 17, 2026

/s/ Patrick J. Beyer
Patrick J. Beyer
President and Chief Executive Officer

Exhibit 31.2

CERTIFICATION PURSUANT TO
SECTION 302 OF THE SARBANES-OXLEY ACT OF 2002

I, Todd W. Garner, certify that:

1. I have reviewed this annual report on Form 10-K of CONMED Corporation;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

    a. designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

    b. designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

    c. evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

    d. disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

    a. all significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

    b. any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

February 17, 2026

/s/ Todd W. Garner
Todd W. Garner
Executive Vice President, Finance and
Chief Financial Officer

Exhibit 32.1

CERTIFICATIONS
PURSUANT TO SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002
(SUBSECTIONS (a) AND (b) OF SECTION 1350, CHAPTER 63 OF TITLE 18, UNITED STATES CODE)

Pursuant to section 906 of the Sarbanes-Oxley Act of 2002 (subsections (a) and (b) of section 1350, chapter 63 of title 18, United States Code), each of the undersigned officers of CONMED Corporation, a Delaware corporation (the "Corporation"), does hereby certify that:

The Annual Report on Form 10-K for the year ended December 31, 2025 (the "Form 10-K") of the Corporation fully complies with the requirements of section 13(a) or 15(d) of the Securities Exchange Act of 1934 and information contained in the Form 10-K fairly presents, in all material respects, the financial condition and results of operations of the Corporation.

Date: February 17, 2026

/s/ Patrick J. Beyer
Patrick J. Beyer
President and Chief Executive Officer

Date: February 17, 2026

/s/ Todd W. Garner
Todd W. Garner
Executive Vice President, Finance and
Chief Financial Officer

2025 Annual Report



11311 Concept Blvd., Largo, Florida 33773

www.CONMED.com